
FLOWSERVE

2009 ANNUAL REPORT


10010302

People. Products. Progress.



Experience In Motion

To Our Shareholders:

The theme of this annual report is "People. Products. Progress." In its simplicity, that headline captures the success of Flowserve in 2009. It also reflects how we continue to build upon our position as the recognized leader in our industry.



Mark A. Blinn
President and
Chief Executive Officer



James O. Rollans
Non-Executive Chairman
of the Board

As the new President and Chief Executive Officer and Chairman of the Board, we are truly excited about the future opportunities for this outstanding company. We are also humbled by the responsibility that we share to sustain and enhance the two-century-long tradition of excellence built by the thousands of past and current Flowserve employees.

That's where it all starts — our *people*. The business results and returns for our shareholders in 2009 were made possible through the efforts of our 15,000 employees in more than 50 countries. Their dedication was instrumental in maintaining our place as a leading manufacturer and aftermarket service provider of comprehensive flow control systems and the expansion of our efforts to support infrastructure initiatives around the world.

On the *products* front, we continue to focus on developing and manufacturing precision-engineered flow control products for critical service applications in the oil and gas, power generation, chemical, water and general industry markets. Our portfolio continues to include pumps, valves and seals, as well as automation and aftermarket services. In addition to new strategic initiatives, in 2009 each division launched new products or announced innovative new features to existing offerings, all strengthening our already impressive product portfolio.

These primary offerings are enhanced by two key elements. The first is our ongoing investment in research and development, totaling more than $90 million over the last three years. The second factor points back to our people. It is the combined experience and expertise of our employees — unmatched in the industry — that allows us to deliver truly unique solutions and services to our customers.

Flowserve *progress* is best demonstrated by continued execution of our strategic globalization initiative, particularly in geographies we've identified as being significant to our future growth. In the Middle East, we teamed with joint venture partner Al-Rushaid Group to open the region's largest pump manufacturing, repair and testing facility. We also expanded our existing seal joint venture with S&A Abahsain in Saudi Arabia to include valve manufacturing.

Financial Highlights

FOR THE YEARS ENDED DECEMBER 31,	**2009**	2008	2007	2006	2005
Operating Data (Amounts in thousands*)					
Sales	**$ 4,365,262**	$ 4,473,473	$ 3,762,694	$ 3,061,063	$ 2,695,277
Gross Profit	**1,548,132**	1,580,312	1,247,722	1,007,302	870,561
Selling, General and Administrative Expense	**(934,451)**	(981,597)	(854,527)	(781,172)	(683,213)
Operating Income	**629,517**	615,678	411,890	240,948	199,883
Cash Flows from Operating Activities	**431,277**	408,790	417,668	163,186	127,445
Earnings Per Share**	**7.59**	7.71	4.44	2.02	0.93
Bookings	**3,885,325**	5,105,719	4,318,734	3,616,993	3,022,280
Financial Ratios					
Return on Average Net Assets	**18.2%**	20.4%	13.8%	8.1%	5.7%
Net Debt to Net Capital Ratio	**-5.1%**	6.9%	12.4%	32.5%	39.9%
Ending Backlog	**2,371,159**	2,825,091	2,276,631	1,630,025	994,076

** Except Earnings Per Share and Financial Ratios percentages*
*** From Continuing Operations (Diluted)*

All monetary figures in the report are calculated in US Dollars.

Two other important joint ventures also enhanced our valve business opportunities in Asia and Europe. Partnering with a Chinese corporation, we created a company where we plan to manufacture safety-related valves exclusively for China's civilian nuclear power industry. And in Italy, bringing together proprietary technology through another joint venture, we plan to deliver high-performance control valve solutions to oil and gas customers.

Supporting continued growth opportunities in renewable and alternative energy sources, we acquired Swiss company CALDER AG, a leader in energy recovery devices and related products for the seawater reverse osmosis process. This addition allows us to deliver an integrated desalination flow control solution and provides expanded access to the global desalination market.

Despite the challenging worldwide economic environment, we continued to see significant customer wins in 2009. We announced a $45 million deal to supply critical safety-related valves for two new Westinghouse nuclear plants in the U.S., as well as a multi-million dollar valve order from Korea Hydro & Nuclear Power. In Brazil, we received several related orders worth a total of $18.4 million from Petrobras to support their Plangas initiative. We signed an $8 million order from Shell Malaysia Exploration & Production to aid in the oil recovery efforts for the St. Joseph field in the South China Sea. Flowserve also received a $3 million order for desalination projects in Spain, including the Campo de Dalais project, which will utilize CALDER Dual Work Exchanger Energy Recovery (DWEER) units.

As part of ongoing efforts to drive a customer-centric culture, we announced plans to operate the Flow Solutions Division and the Flowserve Pump Division as a single organization to be known as the Flow Solutions Group. This unified organization is dedicated to providing Flowserve customers worldwide with an unprecedented level of rotating equipment and related products, services and support.

In addition to our ongoing focus on our strategic continuous improvement processes, early in 2009 we announced an operational realignment strategy that included plans to reduce and optimize certain non-strategic manufacturing facilities and our overall cost structure. The effort utilized our strong cash position to more aggressively drive cost reduction initiatives that better support the alignment of our core products, markets and geographies.

After seeing substantial benefits from this initial effort, we expanded the realignment initiative to total $68.1 million in charges, achieving savings of $33 million in 2009. For identified projects, we expect to achieve savings of $95 million in 2010 and an annual run-rate savings of $110 million, the majority of which will be structural, from the 2009 charges and the approximate $20 million of additional costs in 2010.

We are confident that these two significant organizational initiatives — combined with the unwavering spirit and dedication of our employees — are key to delivering on our promises to both our customers and shareholders. In the end, it is our *people*, *products* and *progress* that will continue driving our success for years to come.

SALES *in Millions*


05 2695
06 3061
07 3763
08 4473
09 4365

EARNINGS PER SHARE** *in US Dollars*


05 0.93
06 2.02
07 4.44
08 7.71
09 7.59

GROSS PROFIT *in Millions*


05 871
06 1007
07 1248
08 1580
09 1548

BOOKINGS *in Millions*


05 3022
06 3617
07 4319
08 5106
09 3885

OPERATING INCOME *in Millions*


05 199.9
06 240.9
07 411.9
08 615.7
09 629.5

NET DEBT TO NET CAPITAL RATIO *Percentage*


05 39.9%
06 32.5%
07 12.4%
08 6.9%
09 -5.1%

Sustainable. Profitable.

Strategic Thinking

We continually strive to exceed customer expectations in the design, delivery and support of integrated flow management requirements. It is the singular focus on our strategic vision and key strategies that drives our success.

Along with leveraging our global position, advanced technology and engineering expertise to deliver industry-leading products and solutions, this unique and powerful combination results in consistent, superior financial performance and long-term, sustainable value.



Customer Intimacy

Knowing the needs of our customers and proactively linking them to our core capabilities is the key to mutual success. That's what it means to be a trusted partner.

Sustainable Business Model

By emphasizing a wide variety of factors — from financial performance, brand equity and risk management to safety, organizational capability and corporate social responsibility — we're better able to drive a long-term, sustainable business model.



Ethics, Integrity & Trust

Flowserve culture is centered on our core values.

With this foundation, our 15,000 associates constantly strive to demonstrate the highest levels of ethics, integrity and trust.

In addition to regular communications emphasizing the importance of an ethical and transparent work culture, in 2009 we conducted our first Ethics & Compliance Awareness Week. The event featured training and promotions emphasizing ethical work practices at Flowserve facilities around the world.

President & CEO

Operating our business with an attitude of uncompromising value creation for our stakeholders — employees, customers, investors and others — is key to achieving our strategic vision.

MARK A. BLINN
President and Chief Executive Officer

Growth.





Brands of Distinction





Formed in 1997, Flowserve retains a powerful legacy of more than 200 years of industry leadership. That leadership is exemplified through a respected roster of heritage brand names known throughout the world.

VALVES

ANCHOR/DARLING • ARGUS • ATOMAC • AUTOMAX
DURCO • EDWARD • GESTRA • KAMMER • LIMITORQUE
LOGIX • McCANNA/MARPAC • NAF • NAVAL • NORDSTROM
SERCK AUDCO • VALTEK • VOGT • WORCESTER CONTROLS

PUMPS

ALDRICH • BYRON JACKSON • CALDER • DURCO
IDP • PACIFIC • PLEUGER • NIIGATA WORTHINGTON
SCIENCO • SIER-BATH • TKL • UNITED CENTRIFUGAL
WILSON-SNYDER • WORTHINGTON

SEALS

BW SEALS • DURAMETALLIC • GASPAC
INTERSEAL • PAC-SEAL • PACIFIC WIETZ



Driving Success Through Research

Led by the Flowserve Technology Office, we continue to invest in the exploration and commercialization of new and emerging technologies that enable us to deliver a continuous stream of innovative products. Supporting these efforts, we've invested more than $90 million in research and development over the last three years. In fact, in 2009 each division released new products or enhanced capabilities to existing products in our core areas of pumps, valves and seals.

Our R&D focus remains in five major areas: materials science, fluid dynamics, mechanical design, mechatronics, and electronics and software. We aggressively invest in new research in these areas and proactively seek out new or existing technologies and evaluate how they can be applied in our areas of emphasis.



THOMAS E. FERGUSON
Senior Vice President
President, Flow Solutions Group

THOMAS L. PAJONAS
Senior Vice President
President, Flow Control Division

Operations Leadership

We continuously evaluate and take action to strategically position our global operating footprint and proactively meet the needs of the markets we serve and align with our business objectives.

Leadership. Innovation.

The Most Important Investment: Our People

Flowserve associates remain our most valuable assets.

The commitment to their ongoing training and development is best demonstrated through comprehensive, industry-leading initiatives like the Rotating Equipment Specialist, Pump Reliability Specialist and Certified Artisan training programs.



Through these initiatives in 2009 — in addition to specialized training for application, technical service, sales engineers and others — Flowserve associates around the world participated in more than 69,000 hours of classroom, laboratory and on-site training.



Think Twice, Safety First

Flowserve achieved the lowest accident rate in company history in 2009. In fact, each division set new records in at least one safety category.

While already operating with historically low accident rates, the challenging business climate Flowserve associates face around the world makes this accomplishment noteworthy. Particularly impressive was the substantial reduction in lost time rates and total recordable rates for workplace accidents, achieving 32 and 26 percent improvements respectively.

Finance

From driving bottom-line improvement, leveraging a strong balance sheet and creating a positive tax environment, our financial focus is designed to support our customer-centric culture.

Expertise.



QRC Network: Global Backbone



India: Engineering Expertise & Expansion

In India, Flowserve completed expansion of the Flow Control Engineering Center in Bangalore. The new R&D laboratory includes design validation and testing facilities for water flow, specialized mechanical, and electronics capabilities.

Also in Bangalore, we inaugurated our new Pump Engineering Center. This 20,000-square-foot facility provides a wide range of services from drafting to finite element analysis for the full range of Flowserve pumps.

Now with more than 150 facilities worldwide, the Flowserve global network of Quick Response Centers (QRCs) remains the backbone of our ability to provide rapid response, product delivery and on-site field repair services for our customers.

Through facility standardizations, centralized access to global, best-in-class engineering resources, and a consistent standard of technical expertise, Flowserve QRCs deliver exceptional, highly-personalized customer service.

In 2009, Flowserve opened or expanded QRCs in strategically important locations including:

United Arab Emirates	Canada	Finland
Saudi Arabia	Mexico	Korea
Indonesia	Brazil	Vietnam
Malaysia	Thailand	China
United States	South Africa	

DEBORAH K. BETHUNE
Vice President, Tax

DEAN P. FREEMAN
Senior Vice President, Finance and Treasurer

PAUL W. FEHLMAN
Vice President, Financial Planning & Analysis and Investor Relations

RICHARD J. GUILTINAN
Senior Vice President, Finance and Chief Accounting Officer

Inspiration. Dedication.

Key Wins: *Global Footprint Expansion*

Securing new capital projects and maximizing the resulting aftermarket business, we continued in 2009 to expand our impressive global footprint thanks to wins in key geographic regions and in multiple industries.

The Flowserve reputation as a trusted partner and leader in supporting global infrastructure initiatives allows us to continually capitalize on opportunities around the world. Just a few examples include:

BRAZIL: pumps and hydraulic decoking systems for upstream and downstream applications

UNITED STATES: critical safety-related valves for new nuclear plants

ANGOLA: utilizing cryogenic technology into a cast valve offering for a major LNG liquefaction plant

SOUTH KOREA: main steam and main feedwater isolation valves for a nuclear facility

SLOVAKIA: steam generator feed pumps

ECUADOR: pumps for a major pipeline project

MALAYSIA: pumps to boost output for offshore oil exploration in the South China Sea

THAILAND: pumps and seals for a new hydrogen peroxide to propylene oxide (HPPO) plant

SPAIN: molten salt pump equipment for two solar power plants

CHINA: concrete volute and safety-related pumps for new nuclear facilities







MARK D. DAILEY
Senior Vice President and Chief Administrative Officer



RONALD F. SHUFF
Senior Vice President, Secretary and General Counsel



KYLE B. AHLFINGER
Vice President and Chief Marketing Officer

Success.



Sustainability Principles

At Flowserve, we're proud to say that sustainability principles are at the heart of what we do every day.

We are committed to these important efforts — from monetary contributions and volunteer efforts in the communities where our employees and customers live and work, to ensuring that we act with transparency and with the highest ethical and environmental standards.

Flowserve products and services allow companies in the oil and gas, power generation, chemical, water management and general industries to operate with efficiency and confidence. In total, our sustainability initiatives strive for the following:

We will make our operations, and those of our customers, more sustainable in the ***marketplace.***

We will continue serving our employees with respect and fairness and a strong continued focus on safety in the ***workplace.***

We will protect the ***environment*** through constant improvement of our own environmental performance and products and services that help our customers to be more environmentally responsible.

We will continue to be a vital force for good in the ***communities*** where we do business.

Awards: Customer Recognition

Flowserve was honored with multiple, high-profile industry awards and commendations in 2009. Frost & Sullivan recognized Flowserve with the 2009 Centrifugal Pumps Growth Excellence Award, as well as the European Customer Service Leadership of the Year Award.

AREVA, a world leader in nuclear power, recognized Flowserve with a certified supplier award for meeting 25 criteria of their certification program, including quality, sustainable development values and competitiveness.

Korea Hydro & Nuclear Power named Flowserve "Best Supplier of the Year," while Chiyoda Corporation in Japan recognized the Flowserve Pump Division with a letter of commendation for outstanding efforts supporting the Shell Pearl gas-to-liquids project in Qatar.

Desalination Solution

Flowserve desalination capabilities were expanded in 2009 with the acquisition of CALDER AG, a Swiss company that specializes in the design, engineering and supply of energy-recovery equipment used in the desalination process.

With worldwide desalination capacity expected to double within the next decade, energy-recovery equipment is critical in reverse osmosis technology that captures and reuses waste energy. This significantly lowers net energy consumption in the desalination process.

The acquisition furthers our ability to deliver a complete, integrated desalination flow control solution to our customers. It also expands our access to robust growth opportunities within the global desalination market.

Administrative/Legal/Marketing

The intellectual capital of our diverse workforce, an industry-leading product portfolio, and steadfast commitment to legal compliance and ethical operations, are at the heart of our success.

Industry Focus

With an industry-leading portfolio of products and services, Flowserve is uniquely positioned to serve the mission-critical flow control needs for a variety of industries. Each day our solutions help move even the most volatile fluids and gases safely and securely. With approximately 15,000 employees in more than 50 countries, we combine our global reach with a truly local presence.

Pow

Oil and Gas

Oil and Gas

Oil and natural gas represent almost 60 percent of the energy consumed globally.

Continued energy demand growth assures that both oil and natural gas will remain critical energy sources for decades to come. Reserves of these resources, however, are increasingly difficult to access and frequently found far from areas of ultimate use.

Flowserve has a heritage of more than 100 years in the oil and gas industry and has always played an important role in overcoming the technical, logistical and environmental challenges associated with the industry.

Crude oil has a multitude of uses, but it is typically a long, complicated process before it is refined into usable products. Flowserve people and products are there every step of the way. In the harshest environments — from the bottom of the ocean floor to the surface mines of the oil sands, through pipelines and refineries — Flowserve performance in the oil industry is relied upon around the globe and around the clock.

Natural gas, a proven and abundant source of energy, is the cleanest burning of the fossil fuels. Its use as a petrochemical feedstock and as a fuel source for power generation has traditionally been limited regionally because of transportation difficulties. With the expanded use of liquefied natural gas (LNG) technology, natural gas is a true global commodity and shipped around the world. Flowserve products assist in all facets of natural gas production, including compression, liquefaction, regasification and pipeline transportation, as well as the production of liquid fuels using gas-to-liquids (GTL) technology.

Proactive Partnership

Flowserve successfully utilized advanced diagnostic algorithms to help a European oil refinery detect the early signs of process deviations and alert the operators so they could proactively manage their operations.











r Generation

Power Generation

About one quarter of the world's population has no access to electricity.

Worldwide power generation spending continues in efforts to add new capacity, support environmental compliance mandates and maintain existing facilities. Urbanization and economic growth — especially in emerging markets — contribute greatly to projections for continued power generation industry growth, with nuclear power and renewable energy sources playing an ever-increasing role.

The industry's large carbon footprint puts it in the spotlight when it comes to emission regulations. As a result, technologies designed to reduce greenhouse gases are being actively pursued. In 2009, Flowserve formed a dedicated organization, the Integrated Solutions Group, focused on providing a wide array of solutions to help our customers improve plant efficiency, reduce energy use and decrease carbon emissions.

The nuclear power industry continues to experience its biggest surge of activity in decades. Countries like India and China have announced ambitious nuclear plans in recent years, while more than 30 other countries have proposals to pursue new nuclear facilities as part of their future energy strategies. With our global reach and strong product offerings for the nuclear market, Flowserve is uniquely qualified to serve these important initiatives, leveraging our extensive network of QRCs to support maintenance, upgrades and efficiency improvements.

Nuclear Safety

For the nuclear remediation industry, Flowserve developed a robotically repairable valve able to facilitate maintenance where human contact is prohibited.

General Industry

General Industry

Flowserve products and services meet the needs of a variety of general industry categories that touch consumers every day.

Mineral and ore processing, pulp and paper, and food and beverage are just a few of the primary general industries we support. Flowserve solutions also serve industries as diverse as aerospace, agriculture, district heating and electronics.

Many of these general industry categories require specialized equipment to meet the needs of critical applications. Mineral and ore processing, for example, requires seals like the Flowserve SLC series that can withstand the harshest, most highly abrasive slurry services.

In growth areas, such as replacement of aging infrastructure and investment in new technologies, Flowserve is well positioned to win business. Despite reduced consumption requirements, our specialty product offerings and aftermarket service capabilities position us well for slower worldwide economic periods.

Performance Delivered

Flowserve delivered approximately 1,400 control valves and valve-related products to one of the largest single-line pulp plants in the world. Our on-time product delivery, product quality and on-site local services have supported consistently higher than projected production output since the plant went into operation in March 2009.





Water Management

Water Management

It is the lifeblood of our planet, yet one out of six people do not have access to clean, safe water.

Increased global demand for clean water continues to be driven by population growth, urbanization and industrialization. During the global economic downturn, many governments applied portions of their stimulus funding to ensure availability of clean water. Various water infrastructure maintenance and build-out projects, as well as investments in the development of potable water sources, continued throughout 2009 and are expected to increase in the coming years.

Water-stressed regions continue to look at desalination as a solution for potable water scarcity. World investment in reverse osmosis desalination is projected to grow at more than 7 percent per year over the next five years. Flowserve desalination capabilities were expanded in 2009 with the acquisition of CALDER AG, a Swiss company that specializes in the design, engineering and supply of energy-recovery equipment used in the desalination process.

Water demands are forecasted to drive an estimated $22 trillion in global water infrastructure build-out over the next 25 years. Flowserve products and services are well positioned to support the growing demand for potable water and long-distance water transportation.

Fluid Leadership

Flowserve Limitorque — a leader in the high-specification water market for more than 30 years — is the electronic actuator of choice of water installations for major metropolitan areas in New York and California that are critical to providing pristine drinking water to millions of people.

Chemical

Chemical

More than 96 percent of all manufactured goods are directly impacted by the chemical industry.

The chemical industry produces and supports products as diverse as fertilizer and drinking water to pharmaceuticals and advanced electronics. While 2009 was a challenging year for the chemical industry due to dependence on the global economy, cost-cutting measures, inexpensive natural gas from North America and relatively strong demand in emerging markets improved the picture throughout the year.

As the chemical market evolves, manufacturers' needs are changing. New chemical compounds introduce the need for manufacturing products with greater temperature and chemical resistance capabilities. For decades, Flowserve products have solved the more difficult and critical applications in the industry. With our metallurgical expertise, broad product portfolio and flexible, creative manufacturing capabilities, our new and customized products deliver safe and competitive solutions.

Chemical companies will likely continue to right-size their commodity chemical assets in mature markets, seek access to low-cost feedstock in areas such as the Middle East, and look for exposure to above-average demand growth in Asia. Flowserve will continue to leverage our presence in both developed and emerging regions, utilize our aftermarket infrastructure to support maintenance investments, and position our specialty products and materials expertise for market share gains globally.

Innovation Applied

In 2009, Flowserve launched the ISC2 cartridge mechanical seal to serve the chemical and general industry markets. The ISC2 design offers a robust sealing capability across a broad spectrum of operating conditions, resulting in improved equipment reliability and reduced operating costs.

Renewable/Alternative Energy

Flowserve contributions to renewable and alternative energy sources combine new technologies with historically proven solutions.

As the world searches for alternatives to traditional petroleum-based fuels that are more environmentally friendly, new processes and technologies emerge. Flowserve has been involved in the production of alternative fuels such as ethanol and biodiesel from their earliest days of development.

In addition to supplying submersible seawater pumps for offshore wind farms, Flowserve also plays an active role in the expanded use of concentrated solar power, geothermal generation and other renewable energy sources.

As new alternatives are developed, Flowserve will continue to be counted on to deliver the expertise and products to meet the challenges of a rapidly developing industry.

Solar Solutions

Flowserve supplied the molten salt pumps for two solar power plants in Spain. A very difficult application due to high operating temperatures, Flowserve has supplied liquid metal pumps for more than 60 years.









Flowserve Pump Division

With 30 manufacturing plants worldwide and a portfolio of more than 150 different pump models and specialty products, the Flowserve Pump Division (FPD) designs, manufactures and services industrial pumps as well as highly-engineered pump systems and related equipment.

BOOKINGS *in Millions*



2551.4
07
3040.3
08
2207.6
09

SALES *in Millions*



2095.4
07
2514.8
08
2649.6
09

OPERATING INCOME *in Millions*



274.8
07
391.6
08
441.6
09

In 2009, FPD expanded its industry leadership position with several high-profile customer wins. One involved a series of orders totaling more than $31.5 million supporting the solar power industry. The orders included boiler feed water, condensate, cooling water, hot thermal transfer fluid and molten salt pumps for concentrated solar power plants of both power tower and parabolic mirror designs. Thanks to broad product lines, Flowserve could supply all pumps for these projects.

In Brazil, as part of Petrobras' Plangas initiative, which is expected to increase Brazilian gas production capacity by three to five percent in 2010, FPD received an $18.4 million order for vertical wet pit and vertical canned pumps. These solutions are used to load petroleum onto bulk stations and terminals at ports in Rio de Janiero and Vitoria.

FPD was awarded an $8 million project from Shell Malaysia Exploration & Production to aid in the oil recovery efforts for the St. Joseph field in the South China Sea. Flowserve barrel pumps are being used to inject seawater into the field to boost oil extraction.

Continuing to enhance the division's global footprint, FPD and joint venture partner Al-Rushaid Group opened the Middle East's largest pump manufacturing, repair and testing facility in Dhahran, Saudi Arabia. The facility is designed to support customers in the oil and gas, petrochemical, power generation, water management, desalination, chemical and other industries.

Expanding its industry-leading pump portfolio, FPD introduced two products in 2009. The MPT self-priming pump line expands FPD's overall pump product lineup and increases coverage into important segments of the industrial and municipal pump markets. In addition, FPD released four configurations of the HWMA pump, a niche API 610 vertical in-line product for low flow/high head hydraulics available in one or two stages, with and without bearing housing designs.

Integrated Solutions Group

FPD announced in 2009 the creation of the Integrated Solutions Group (ISG). Unique to the industry, ISG is the culmination of years of investment in technology, people and processes.

ISG transforms existing end-user relationships and service platforms to drive dramatic growth by leveraging Flowserve technology and technical expertise to create improved life cycle cost solutions for customers.



Flow Control Division

Featuring a global manufacturing base and network of QRCs, the Flow Control Division (FCD) has more than 150 years of experience and application expertise. FCD designs, manufactures, distributes and services a broad portfolio of industrial valve and automation solutions.

While earning high-profile business from around the world, FCD demonstrated particular strength in 2009 supporting the nuclear industry. FCD announced a $45 million deal to supply safety-related valves, electric motor actuators and other products for two Westinghouse nuclear power plants under construction in the United States. The division also received a multi-million dollar order from Korea Hydro & Nuclear Power for main steam and main feedwater isolation valves, and signed a joint venture agreement with a Chinese corporation to manufacture safety-related valves for China's civilian nuclear power industry.

Building on existing pump and seal division joint ventures, FCD signed an agreement with S&A Abahsain to manufacture in Saudi Arabia pneumatic actuators as well as control, ball, plug and butterfly valves. Joining with an Italian manufacturer of high performance valves, the joint venture plans to deliver cost-saving solutions for the oil and gas industry, combining innovative trunnion-mounted ball valves with the high-performance noise and cavitation-reducing trim designs from Flowserve.

Highlights of FCD's global footprint expansion in 2009 include the Boothwyn, Pennsylvania, QRC upgrade — growing to more than 21,500 square feet of industrial and office space — as well as the addition of a new QRC in Portage, Indiana. And in Bangalore, India, expansion of the Flow Control Engineering Center was completed, further reinforcing the company's commitment to research and development. The new R&D laboratory is utilized primarily for water flow testing, but also incorporates specialized mechanical and electronics testing.

FCD announced major product enhancements and upgrades to several key products. ValveSight, the diagnostic software solution, is now available to the intrinsically safe market. McCANNA ball valves now offer new coatings to improve valve performance and reduce costs. Limitorque actuator upgrades improve reliability and include an enhanced dashboard view.

The division also introduced the Flowserve Automax RG Series Heavy-Duty Scotch Yoke Pneumatic Actuator, which offers customers the opportunity to realize savings through an extended cycle life and reduced maintenance costs.

BOOKINGS *in Millions*


1245.7
07
1486.4
08
1198.3
09

SALES *in Millions*


1163.2
07
1381.7
08
1203.2
09

OPERATING INCOME *in Millions*


163.8
07
218.7
08
204.1
09




QUALITY



Flow Solutions Division

Mechanical seals provide both safety and environmental benefits, including reductions of liquid and gaseous emissions.

The Flow Solutions Division (FSD), with QRCs designed to deliver rapid service to customers worldwide, designs and manufactures mechanical seals and sealing systems for pumps and compressors.

The global network of QRCs remains a key component of FSD success. That network was enhanced in 2009 with new and upgraded facilities. In the Middle East, FSD opened a new QRC in Yanbu, Saudi Arabia, as well as a state-of-the-art facility in the Jebel Ali Free Zone of Dubai, United Arab Emirates. Both locations support regional customers in oil and gas, petrochemical, power, water, desalination, chemical and other industries.

While ensuring that QRC capabilities align with the division's global standards, additional facilities were opened or expanded in other key geographic locations, including Canada, Brazil, Thailand, South Africa, Finland, South Korea, Indonesia, Vietnam and China. The Jakarta facility upgrade, for example, almost doubled operating space in order to better support customers throughout the Asia Pacific region.

Also in Asia Pacific, FSD opened the new Stock Sourcing Center (SSC) in Suzhou, China. SSCs are extensions of manufacturing facilities, supporting regional hubs by leveraging favorable in-country manufacturing environments.

Expanding its portfolio of sealing support products in 2009, FSD introduced the W8 Series Seal Support Reservoir. Increasing seal reliability, decreasing operating costs and minimizing leakage, the W8 sealing system is designed to support dual mechanical seals by supplying a reliable water buffer or barrier that optimally manages water consumption. The LD 682 Seal Cooler, another new sealing support product from FSD, controls temperature to reduce emissions while increasing safety and reliability.

FSD also introduced its newest innovative standard cartridge seal series, the ISC2. Facilities that standardize with the ISC2 can benefit from less inventory, greater flexibility, rapid availability, less downtime and longer seal life. In fact, this innovative seal design is so versatile it may be the only seal required by many facilities.

BOOKINGS *in Millions*


592.5
07
668.8
08
553.9
09

SALES *in Millions*


564.5
07
653.7
08
579.2
09

OPERATING INCOME *in Millions*


112.7
07
129.2
08
102.7
09

Partnering for Success

Both customers and Flowserve benefit from LifeCycle Advantage (LCA) agreements. The programs are specifically designed to help Flowserve customers improve equipment performance, streamline inventory management and reduce costs through standardization and procurement efficiency.

In Latin America, FSD secured two LCA agreements to help customers accomplish these goals. FSD partnered with Dow Chemical and Mexichem in Mexico in two primary source LCA agreements. The Mexichem agreement supplies seals for 10 facilities and approximately 2,500 pieces of rotating equipment.

Board of Directors



James O. Rollans
Non-Executive Chairman of the Board
Former President and CEO,
Fluor Signature Services

AUDIT COMMITTEE
CORPORATE GOVERNANCE & NOMINATING COMMITTEE



Mark A. Blinn
President and Chief Executive Officer,
Flowserve Corporation



Gayla J. Delly
President,
Benchmark Electronics Inc.

AUDIT COMMITTEE
FINANCE COMMITTEE



Rick J. Mills
Former President,
Components Group, Cummins Inc.

AUDIT COMMITTEE (CHAIR)
CORPORATE GOVERNANCE & NOMINATING COMMITTEE



Roger L. Fix
President and CEO,
Standex International Corporation

ORGANIZATION & COMPENSATION COMMITTEE
FINANCE COMMITTEE



Charles M. Rampacek
Former Chairman,
President and CEO,
Probex Corporation

CORPORATE GOVERNANCE & NOMINATING COMMITTEE (CHAIR)
ORGANIZATION & COMPENSATION COMMITTEE



John R. Friedery
Former Senior Vice President,
Ball Corporation;
President,
Metal Beverage Packaging,
Americas & Asia

AUDIT COMMITTEE
ORGANIZATION & COMPENSATION COMMITTEE



William C. Rusnack
Former President and CEO,
Premcor Inc.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE
ORGANIZATION & COMPENSATION COMMITTEE (CHAIR)



Joe E. Harlan
Executive Vice President,
Consumer and Office Business,
3M Company

FINANCE COMMITTEE
AUDIT COMMITTEE



Kevin E. Sheehan
Former Non-Executive
Chairman of the Board,
Flowserve
Partner,
Cambridge Ventures

FINANCE COMMITTEE
ORGANIZATION & COMPENSATION COMMITTEE



Michael F. Johnston
Former CEO and Chairman
of the Board,
Visteon Corporation

CORPORATE GOVERNANCE & NOMINATING COMMITTEE
FINANCE COMMITTEE (CHAIR)

Corporate Information

Flowserve Officers

Mark A. Blinn
President and Chief Executive Officer

Kyle B. Ahlfinger
Vice President and Chief Marketing Officer

Deborah K. Bethune
Vice President, Tax

Mark D. Dailey
Senior Vice President
and Chief Administrative Officer

Paul W. Fehlman
Vice President, Financial Planning
& Analysis and Investor Relations

Thomas E. Ferguson
Senior Vice President;
President, Flow Solutions Group

Dean P. Freeman
Senior Vice President, Finance and Treasurer

Richard J. Guiltinan
Senior Vice President, Finance
and Chief Accounting Officer

Thomas L. Pajonas
Senior Vice President;
President, Flow Control Division

Ronald F. Shuff
Senior Vice President,
Secretary and General Counsel

Corporate Information

World Headquarters

5215 North O'Connor Boulevard
Suite 2300
Irving, Texas 75039

Telephone: 972-443-6500
Facsimile: 972-443-6800

Transfer Agent

For stock and legal transfers, changes of address, lost stock certificates, elimination of duplicate mailings of shareholder information or general inquiries about stock ownership, contact:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Stock Exchange Listing

Flowserve Corporation common stock is listed on the New York Stock Exchange (NYSE) and traded under the symbol FLS. The company's records show that at March 15, 2010, 55,677,898 shares of Flowserve common stock were outstanding (excluding treasury shares). On March 15, 2010, the company's records showed approximately 1,582 shareholders of record.

Availability of Forms Filed with the Securities and Exchange Commission

Shareholders may obtain, without charge, copies of the following documents as filed with the Securities and Exchange Commission:

- Annual Reports on Form 10-K
- Quarterly Reports on Form 10-Q
- Current Reports on Form 8-K
- Changes in Beneficial Ownership
- Proxy Statements

Copies may be obtained by accessing the company's Web site or by providing a written request for such copies or additional information about Flowserve operating or financial performance to:

Investor Relations
Flowserve Corporation
5215 North O'Connor Boulevard, Suite 2300
Irving, Texas 75039

972-443-6500
investorrelations@flowserve.com

To obtain additional information on Flowserve, please visit the company's Web site at www.flowserve.com

Firms That Have Provided Equity Research Coverage on Flowserve Include:

BB&T Capital Markets
BMO Capital Markets
Ladenburg Thalmann & Co. Inc.
Maxim Group LLC
RBC Capital Markets
Robert W. Baird & Co.
Wachovia Capital Markets, LLC

Design: Don Schaaf & Friends, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009


RECEIVED
APR 0 5 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-13179

FLOWSERVE CORPORATION

(Exact name of registrant as specified in its charter)

New York	**31-0267900**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5215 N. O'Connor Boulevard Suite 2300, Irving, Texas	**75039**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(972) 443-6500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.25 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company. Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the closing price of the registrant's common stock as reported on June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $3,000,645,000. For purposes of the foregoing calculation only, all directors, executive officers and known 5% beneficial owners have been deemed affiliates.

Number of the registrant's common shares outstanding as of February 18, 2010 was 55,724,453.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive proxy statement for the registrant's 2010 Annual Meeting of Shareholders scheduled to be held on May 14, 2010 is incorporated by reference into Part III hereof.

FLOWSERVE CORPORATION
FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

OVERVIEW

Flowserve Corporation is a world leading manufacturer and aftermarket service provider of comprehensive flow control systems. Under the name of a predecessor entity, we were incorporated in the State of New York on May 1, 1912. Flowserve Corporation as it exists today was created in 1997 through the merger of two leading fluid motion and control companies — BW/IP and Durco International. Over the years, we have evolved through organic growth and strategic acquisitions, and our 220-year history of Flowserve heritage brands serves as the foundation for the breadth and depth of our products and services today. Unless the context otherwise indicates, references to "Flowserve," "the Company" and such words as "we," "our" and "us" include Flowserve Corporation and its subsidiaries.

We develop and manufacture precision-engineered flow control equipment integral to the movement, control and protection of the flow of materials in our customers' critical processes. Our product portfolio of pumps, valves, seals, automation and aftermarket services supports global infrastructure industries, including oil and gas, chemical, power generation and water management, as well as general industrial markets where our products and services add value. Through our manufacturing platform and global network of Quick Response Centers ("QRCs"), we offer a broad array of aftermarket equipment services, such as installation, advanced diagnostics, repair and retrofitting.

We sell our products and services to more than 10,000 companies, including some of the world's leading engineering and construction firms, original equipment manufacturers, distributors and end users. Our products and services are used in several distinct industries having a broad geographic reach. Our bookings mix by industry in 2009 consisted of:

- oil and gas 36%
- power generation 20%
- general industries(1) 19%
- chemical 18%
- water management 7%

(1) General industries also includes sales to distributors, whose end customers typically operate in the industries we primarily serve, as well as mining and ore processing, pharmaceuticals, pulp and paper, food and beverage and other smaller applications.

The breakdown of the geographic regions to which our sales were shipped in 2009 were as follows:

- North America 32%
- Europe 25%
- Middle East and Africa 15%
- Asia Pacific 19%
- Latin America 9%

We have pursued a strategy of industry diversity and geographic breadth to mitigate the impact on our business of normal economic downturns in any one of the industries or in any particular part of the world we serve. For information on our sales and long-lived assets by geographic areas, see Note 18 to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" ("Item 8") of this Annual Report on Form 10-K for the year ended December 31, 2009 ("Annual Report").

Through December 31, 2009, we conducted our operations through three business segments:

- Flowserve Pump Division ("FPD") for engineered pumps, industrial pumps and related services;

- Flow Control Division ("FCD") for engineered and industrial valves, control valves, actuators and controls and related services; and

- Flow Solutions Division ("FSD") for precision mechanical seals and related products and services.

During the first quarter of 2010, we are reorganizing our divisional operations by combining FPD and FSD into the new Flow Solutions Group ("FSG"). We believe the combination of FPD and FSD enables us to continue building a strong customer focus for rotating equipment and related products and services, drive an enhanced customer-facing organization and further leverage best practices and capabilities. We expect the combined strength of FSG to provide greater efficiency for integrated component manufacturing, leverage in global spending and manufacturing resources and improve productivity through the use of common tools and processes to select, design, manufacture, distribute and service our product portfolio. FSG will be divided into two reportable segments based on type of product: Engineered and Industrial. Engineered will include the longer lead-time, highly engineered pump product operations of the former FPD and substantially all of the operations of the former FSD. Industrial will consist of the more standardized, general purpose pump product operations of the former FPD. FCD remains unchanged. The division reorganization described above had no effect on our reportable segments in 2009, which are described below, and is not reflected in any of the accompanying financial information included in this Annual Report. Beginning in 2010, our segment reporting will reflect the structure described above, and prior periods will be retrospectively adjusted to conform to our 2010 reportable segment structure presentation.

Strategies

Our overarching objective is to grow our position as a product and integrated solutions provider in the flow control industry. This objective includes continuing to sell products by building on existing sales relationships and leveraging the power of our portfolio of products and services. It also includes delivering specific end user solutions that help customers attain their business goals by ensuring maximum reliability at a decreased cost of ownership. We seek to drive sustainable, profitable growth by using strategies that are well communicated throughout our company. These strategies include: organic growth, globalization, process excellence, portfolio management, strategic acquisitions, organizational capability and technology/innovation. The key elements of these strategies are outlined below.

Organic Growth

Organic growth is an important initiative focused on growing revenues from the existing portfolio of products and services, as well as through the development of new customer-driven products and services. An overarching goal is to focus on opportunities that can maximize the organic growth from existing customers and to evaluate potential new customer-partnering initiatives that maximize the capture of the product's total life cycle. We are one of the few pump, valve and seal companies that can offer customers a differentiated option of products and services, as well as offer additional options that include any combination of products and solution support packages across a broad portfolio. The combined pump and seal end user teams have historically been successful in delivering new solution programs and increasing organic aftermarket growth.

We seek to capture additional market share by creating mutually beneficial opportunities for us and our customers through sourcing and maintenance alliance programs where we provide all or an agreed-upon portion of customers' parts and servicing needs. These customer alliances enable us to develop long-term professional relationships with our customers and serve as an effective platform for introducing new products and services to our customers and generating additional sales.

We also seek to continue to review our substantial installed pump, valve and seal base as a means to expand the aftermarket services business, as customers are increasingly using third-party aftermarket service providers to reduce their fixed costs and improve profitability. To date, the aftermarket services business has provided us with a steady source of revenues and cash flows at higher margins than original equipment sales. This allows us to be in frequent contact with customers, building on the knowledge of customer needs and providing cross-selling opportunities. We are building on our established presence through an extensive global QRC network to provide the immediate parts, service and technical support required to effectively manage and win the aftermarket business created from our installed base.

Globalization

The globalization business initiative has several facets that include:

- expanding our global presence to capture business in developing geographic market areas;
- utilizing low-cost sourcing opportunities to remain competitive in the global economy; and
- attracting and retaining the global intellectual capital required to support our global growth plans in new geographical areas.

We believe there are attractive opportunities in international markets, particularly in China, India, Mexico, the Middle East and Latin America and we intend to continue to utilize our global presence and strategically invest to further penetrate these markets. In the aftermarket services business, we seek to strategically add QRC sites in order to provide rapid response, fast delivery and field repair on a global scale for our customers. In 2009, we added nine QRCs, expanding our ability to effectively deliver aftermarket support globally.

We believe that future success will be supported by investments made to establish indigenous operations to effectively serve the local market while taking advantage of low cost manufacturing, competent engineering and strategic sourcing where practical. We believe that this positions us well to support our global customers from project conception through commissioning and over the life of their operations.

We continue to develop and increase our manufacturing, engineering and sourcing functions in lower cost regions and emerging markets such as India, China, Mexico, Latin America, the Middle East and Eastern Europe as we drive higher value add from our supply base of materials and components and satisfy local content requirements. In 2009, these lower cost regions supplied the divisions with direct materials ranging from 16% to 33% of divisional spend.

Process Excellence

The process excellence initiative encapsulates ongoing programs that work to drive increased customer fulfillment and yield internal productivity. This initiative includes:

- driving improved customer fulfillment through metrics such as on-time delivery, cost reduction, quality, cycle time reduction and warranty cost reduction as a percentage of sales;
- continuing to develop a culture of continuous improvement that delivers maximum productivity and cost efficiencies; and
- implementing global functional competencies to drive standardized processes.

We seek to increase our operational efficiency through our Continuous Improvement Process ("CIP") initiative, which utilizes tools such as six sigma methodology, lean manufacturing and capacity management to improve quality and processes, reduce product cycle times and lower costs. Recognizing that employees are our most valuable resource in achieving operational excellence goals, we have instituted broad CIP training. To date, more than 1,400 employees are CIP-trained or certified as "Green Belts," "Black Belts" or "Master Black Belts," and are deployed on CIP projects throughout our company in operations and the front office of the business. As a result of the CIP initiatives, we have developed and implemented processes to reduce our engineering and manufacturing process cycle time, improve on-time delivery and service response time, lower inventory levels and reduce costs. We have also experienced success in sharing and applying best practices achieved in one business segment and deploying those ideas to other segments of the business.

We continue to rationalize existing Enterprise Resource Planning ("ERP") systems onto six strategic ERP systems. Going forward, these six strategic ERP systems will be maintained as core systems with standard tool sets, and will be enhanced as needed to meet the growing needs of the business in areas such as e-commerce, back office optimization and export compliance. Further investment in non-strategic ERP systems will be limited to compliance matters and conversion to strategic ERP systems.

We also seek to improve our working capital utilization, with a particular focus on management of accounts receivable and inventory. See further discussion in the "Liquidity and Capital Resources" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

Portfolio Management

We drive our new product and service development through our product management organization, working in concert with engineering, operations and sales. The goal is to increase our revenues from new products and services developed during the last five years. The new product development process has made significant progress in demonstrating a pipeline of new and modified products and services.

The continued management of our portfolio of products and services is critical to our success. We will continue to rationalize our portfolio of products and services to ensure alignment with changing market requirements. We will continue to invest in research and development ("R&D") to expand the scope of our product offerings and our deployment of advanced technologies.

Strategic Acquisitions

We continually evaluate acquisitions, joint ventures and other strategic investment opportunities to broaden our product portfolio, service capabilities, geographic presence or operational capabilities to meet the growing needs of our customers. We evaluate all investment opportunities through a decision filtering process to try to ensure a good strategic, financial and cultural fit.

In 2009, our acquisition and joint venture activities focused on adjacent technology and product capabilities. Effective April 21, 2009, FPD acquired Calder AG, a private Swiss company and supplier of energy recovery technology for use in the global desalination market, and we expect its acquisition will enable us to expand the products and advanced technologies we offer to the growing desalination markets. This transaction did not involve a significant amount of our assets nor was it an agreement upon which we are substantially dependent.

Organizational Capability

We focus on several elements in our strategic efforts to continuously enhance our organizational capability, including:

- institutionalizing our succession planning along with our leadership competencies and performance management capabilities, with a focus on key positions and critical talent pools;

- utilizing these capabilities to drive employee engagement through our training initiatives and leadership development programs and facilitate our cross-divisional and functional development assignments;

- developing talent acquisition programs such as our engineering recruitment program to address critical talent needs to support our emerging markets and global growth;

- capturing the intellectual capital in the current workforce, disseminating it throughout our company and sharing it with customers as a competitive advantage;

- creating a total compensation program that provides our associates with equitable opportunities that are competitive and linked to business and individual performance while promoting employee behavior consistent with our code of business conduct and risk tolerance; and

- building a diverse organization with a strong ethical and compliance culture based on transparency and trust.

We continue to focus on training through the distribution of electronic learning packages in multiple languages for our Code of Business Conduct, workplace harassment, facility safety, anti-bribery, export compliance and other regulatory and compliance programs. We continue to drive our training and leadership development programs through the deployment of General Management Development, Manager Competencies and a series of multilingual "course-in-a-box" programs that focus on enhancing people management skills.

Technology/Innovation

The infusion of advanced technologies into new products and services continues to play a critical role in the ongoing evolution of our product portfolio. The objective is to improve the percentage of revenue derived from new products as a function of overall sales, utilizing technological innovation to improve overall product lifecycles and total cost of ownership for our customers. We employ a robust portfolio management and project execution process to pro-actively seek out new product and technology opportunities, evaluate their potential return on investment and allocate resources to their development on a prioritized basis. Each project is reviewed on a routine basis for such performance measures as time to market, net present value, budget adherence, technical and commercial risk and compliance with customer requirements. Technical skill sets and knowledge is deployed across business unit boundaries to make sure we bring the best capabilities to bear for each project. Collectively, the research and development portfolio is a key to our ability to differentiate our product and service offerings from other competitors in our target markets.

We are focused on exploring and commercializing new technologies in five major areas: Materials Science; Fluid Dynamics; Mechanical Design; Mechatronics; and Electronics and Software. Within each of these areas we are aggressively investing in new research, as well as pro-actively seeking out technologies that may already exist in other industries and evaluating how they may be applied in ours. Predictive diagnostics and asset management continue to be the biggest areas of effort for us across all our divisions. Building on the strength of our ValveSight and Technology Enabled Asset Management solutions introduced in late 2008, we have continued to deploy our diagnostics capabilities into more and more devices and expand on the number of host control systems and third party solutions with which we can achieve interoperability. These capabilities continue to provide a key source of competitive advantage in the market place, and are saving our customers time and money in keeping their plants running.

In many of our research areas, we are teaming with universities and experts in the appropriate scientific fields to accelerate the required learning and to shorten the development time in leveraging the value of applied technologies in our products and services. Our intent is to be a market leader in the application of advanced technology to improve product performance and return on investment for our customers.

Competition

Despite the consolidation trend in recent years, the markets for our products remain fragmented and highly competitive, with primary competitive drivers being price, reputation, timeliness of delivery and technical expertise, as well as contractual terms and previous installation history. In the pursuit of large capital projects, competitive drivers and competition vary depending on the industry and products involved. Industries experiencing slow growth generally tend to have a competitive environment more heavily influenced by price due to supply outweighing demand, and price competition tends to be more significant for original equipment orders than aftermarket services. Considering the domestic and global economic environments in 2009 and current forecasts for 2010, pricing was and may continue to be a particularly influential competitive factor. The unique competitive environments in each of our three business segments are discussed in more detail under the "Business Segments" heading below.

In the aftermarket portion of our business, we compete against large and well-established national and global competitors and, in some markets, against regional and local companies who produce low cost replications of spare parts. In the oil and gas industry, the primary competitors for aftermarket services tend to be customers' own in-house capabilities. In the nuclear power generation industry, we possess certain competitive advantages due to our "N Stamp" certification, which is a prerequisite to serve customers in that industry, and our considerable base of proprietary knowledge. In other industries, the competitors for aftermarket services tend to be local independent repair shops and low cost replicators. Aftermarket competition for standardized products is aggressive due to the existence of common standards allowing for easier replacement or repair of the installed products.

In the sale of aftermarket products and services, we benefit from our large installed base of pumps, valves and seals, which continually require maintenance, repair and replacement parts due to the nature of the products and the conditions under which they operate. Timeliness of delivery, quality and the proximity of service centers are important customer considerations when selecting a provider for aftermarket products and services. In geographic regions where we are locally positioned to provide a quick response, customers have traditionally relied on us, rather than our competitors, for aftermarket products relating to our highly engineered and customized products.

Generally, our customers attempt to reduce the number of vendors from which they purchase, thereby reducing the size and diversity of their inventory. Although vendor reduction programs could adversely affect our business, we have been successful in establishing long-term supply purchasing agreements with a number of customers. While the majority of these agreements do not provide us with exclusive rights, they can provide us a "preferred" status with our customers and thereby increase opportunities to win future business. We also utilize our Lifecycle Advantage program to establish fee-based contracts to manage customers' aftermarket requirements. These programs provide an opportunity to manage the customer's installed base and expand the business relationship with the customer.

Our ability to use our portfolio of products, solutions and services to meet customer needs is a competitive strength. Our market approach is to create value for our customers throughout the lifecycle of their investments in flow management. We continue to explore and develop potential new offerings in conjunction with our customers. In the early phases of project design, we endeavor to create value in optimizing the selection of equipment for the customer's specific application, as we are capable of providing technical expertise on product and system capabilities even outside the scope of our specific products, solutions and services. After the equipment is constructed and delivered to the customer's site, we continue to create value through our aftermarket capabilities by optimizing the performance of the equipment over its operational life. Our skilled service personnel can provide these aftermarket services for our products, as well as many competitors' products, within the installed base. This value is further enhanced by the global reach of our QRCs and, when combined with our other solutions for our customers' flow management needs, allows us to create value for our customers during all phases of the capital expenditure cycle.

New Product Development

We spent $29.4 million, $34.0 million and $29.1 million during 2009, 2008 and 2007, respectively, on research and development initiatives. Our research and development group consists of engineers involved in new product development and improvement of existing products. Additionally, we sponsor consortium programs for research with various universities and jointly conduct limited development work with certain vendors, licensees and customers. We believe current expenditures are adequate to sustain our ongoing and necessary future research and development activities. In addition, we work closely with our customers on customer-sponsored research activities to help execute their research and development initiatives in connection with our products and services. New product development in each of our three business segments is discussed in more detail under the "Business Segments" heading below.

Customers

We sell to a wide variety of customers globally in several distinct industries: oil and gas; chemical; power generation; water management; and a number of other industries that are collectively referred to as "general industries." No individual customer accounted for more than 10% of our consolidated 2009 revenues. Customer information relating to each of our three business segments is discussed in more detail under the "Business Segments" heading below.

We are not normally required to carry unusually high amounts of inventory to meet customer delivery requirements, although higher shipment levels and longer lead times usually require higher amounts of inventory. We have been working to increase our overall inventory efficiency to improve our operational effectiveness and reduce working capital needs. While we do provide cancellation policies through our contractual relationships, we generally do not provide rights of product return for our customers.

Selling and Distribution

We primarily distribute our products through direct sales by employees assigned to specific regions, industries or products. In addition, we use distributors and sales representatives to supplement our direct sales force in countries where it is more appropriate due to business practices or customs, or whenever the use of direct sales staff is not economically efficient. We generate a majority of our sales leads through existing relationships with vendors, customers and prospects or through referrals.

Intellectual Property

We own a number of trademarks and patents relating to the names and designs of our products. We consider our trademarks and patents to be an important aspect of our business. In addition, our pool of proprietary information, consisting of know-how and trade secrets related to the design, manufacture and operation of our products, is considered particularly valuable. Accordingly, we take proactive measures to protect such proprietary information. We generally own the rights to the products that we manufacture and sell and are unencumbered by licensing or franchise agreements. Our trademarks can typically be renewed indefinitely as long as they remain in use, whereas our existing patents generally expire 20 years from the dates they were filed, which has occurred at various times in the past. We do not believe that the expiration of any individual patent or any patents will have a material adverse impact on our business, financial condition or result of operations.

Raw Materials

The principal raw materials used in manufacturing our products are readily available and include bar stock, machined castings, fasteners, gaskets, motors, silicon and carbon faces and fluoropolymer components. While substantially all of our raw materials are purchased from outside sources, we have been able to obtain an adequate supply and anticipate no shortages of such materials in the future. We continually monitor the business conditions of our suppliers so as to avoid potential supply disruptions, and we continue to expand worldwide sourcing to capitalize on low cost sources of purchased goods balanced with efficient logistics.

We are a vertically-integrated manufacturer of certain pump and valve products. Certain corrosion-resistant castings for our pumps and valves are manufactured at our foundries. Other metal castings are either manufactured at our foundries or purchased from outside sources.

We also use highly-engineered corrosion resistant plastic parts for certain pump and valve product lines. These include rotomolding, as well as injection and compression molding, of a variety of fluoropolymer and other plastic materials. We believe that supply channels for these materials are currently adequate, and we do not anticipate difficulty in obtaining these raw materials in the future.

Concerning the products we supply to customers in the nuclear power generation industry, suppliers of raw materials for nuclear power generation markets must be qualified by the American Society of Mechanical Engineers. Supply channels for these materials are currently adequate, and we do not anticipate difficulty in obtaining such materials in the future.

Employees and Labor Relations

We have approximately 15,000 employees globally. In the U.S., a portion of the hourly employees at our pump manufacturing plant located in Vernon, California, our pump service center located in Cleveland, Ohio, our valve manufacturing plant located in Lynchburg, Virginia and our foundry located in Dayton, Ohio, are represented by unions. Additionally, some employees at select facilities in the following countries are unionized or have employee works councils: Argentina, Australia, Austria, Belgium, Brazil, Canada, Finland, France, Germany, Italy, Japan, Mexico, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom. We believe relations with our employees throughout our operations are generally satisfactory, including those employees represented by unions and employee works councils. No unionized facility accounts for more than 10% of our revenues.

Environmental Regulations and Proceedings

We are subject to environmental laws and regulations in all jurisdictions in which we have operating facilities. These requirements primarily relate to the generation and disposal of wastes, air emissions and waste water discharges. We periodically make capital expenditures to enhance our compliance with environmental requirements, as well as to abate and control pollution. At present, we have no plans for any material capital expenditures for environmental control equipment at any of our facilities. However, we have incurred and continue to incur operating costs relating to ongoing environmental compliance matters. Based on existing and proposed environmental requirements and our anticipated production schedule, we believe that future environmental compliance expenditures will not have a material adverse effect on our financial condition, results of operations or cash flows.

We use hazardous substances and generate hazardous wastes in many of our manufacturing and foundry operations. Most of our current and former properties are or have been used for industrial purposes and some may require clean-up of historical contamination. During the due diligence phase of our acquisitions, we conduct environmental site assessments in an attempt to determine any potential environmental liability and to identify the need for any clean-up measures. We are currently conducting follow-up investigation and/or remediation activities at those locations where we have known environmental concerns. We have cleaned up a majority of the sites with known historical contamination and are addressing the remaining identified issues.

Over the years, we have been involved as one of many potentially responsible parties ("PRP") at former public waste disposal sites that are or were subject to investigation and remediation. We are currently involved as a PRP at three Superfund sites. The sites are in various stages of evaluation by government authorities. Our total projected "fair share" cost allocation at these three sites is expected to be immaterial. See "Item 3. Legal Proceedings" included in this Annual Report for more information.

We have established reserves that we currently believe to be adequate to cover our currently identified on-site and off-site environmental liabilities.

Exports

Our export sales from the U.S. to foreign unaffiliated customers were $339.6 million in 2009, $344.3 million in 2008 and $267.7 million in 2007.

Licenses are required from U.S. and other government agencies to export certain products. In particular, products with nuclear power generation and/or military applications are restricted, as are certain other pump, valve and mechanical seal products.

We have voluntarily disclosed to applicable U.S. governmental authorities the results of an audit of our compliance with U.S. export control laws and are voluntarily self-disclosing the violations identified. Disclosure of such violations could result in substantial fines and other penalties. See "Item 3. Legal Proceedings" included in this Annual Report for more information.

BUSINESS SEGMENTS

In addition to the business segment information presented below, Note 18 to our consolidated financial statements in Item 8 of this Annual Report contains additional financial information about our business segments and geographic areas in which we have conducted business in 2009, 2008 and 2007.

FLOWSERVE PUMP DIVISION

Through FPD, we design, manufacture, distribute and service engineered and industrial pumps and pump systems, submersible motors, replacement parts and related equipment, principally to industrial markets. FPD's products and services are primarily used by companies that operate in the oil and gas, chemical processing, power generation, water management and general industrial markets. We market our pump products through our worldwide sales force and our regional service and repair centers or through independent distributors and sales representatives. Our pump systems and components are currently manufactured at 30 plants worldwide, of which 13 are located in Europe, seven in North America, six in Asia Pacific and four in Latin America.

We also manufacture a portion of our products through strategic foreign joint ventures. We have three unconsolidated joint ventures that are located in Saudi Arabia, Japan and China where products are manufactured, assembled or serviced in these territories. These relationships provide numerous strategic opportunities, including increased access to our current and new markets, access to additional manufacturing capacity and expansion of our operational platform to support low-cost sourcing initiatives and capacity demands for other markets.

FPD Products

We manufacture more than 150 different active pump models, ranging from simple fractional horsepower industrial pumps to high kilowatt (horsepower) engineered pumps. Our pumps are manufactured in a wide range of metal alloys and with a variety of configurations, including pumps that utilize mechanical seals (sealed pumps) and pumps that do not utilize mechanical seals (magnetic-drive and other pumps).

The following is a summary list of our pump products and globally recognized brands:

FPD Product Types

Overhung

- Chemical Process ANSI and ISO
- API Process
- Industrial Process
- Slurry and Solids Handling

Between Bearings

- Single Case — Axially Split
- Single Case — Radially Split
- Double Case

Vertical

- Wet Pit
- Deep Well Submersible Motor
- Slurry and Solids Handling
- Sump

Positive Displacement

- Gear
- Screw
- Multiphase
- Reciprocating

Specialty Products

- Nuclear Pumps
- Nuclear Seals
- Cryogenic Pumps
- Cryogenic Liquid Expander
- Submersible Pump
- Hydraulic Decoking Systems
- Molten Salt VTP Pump
- Power Recovery — Hydroturbine
- Power Recovery — DWEER
- Thruster
- Geothermal Deepwell
- CVP Concrete Volute Pumps
- Barge Pump

FPD Brand Names

- ACEC
- Aldrich
- Byron Jackson
- Calder Energy Recovery Devices
- Cameron
- Durco
- Flowserve
- IDP
- Jeumont-Schneider
- Niigata Worthington
- Pacific
- Pleuger
- Scienco
- Sier-Bath
- TKL
- United Centrifugal
- Western Land Roller
- Wilson-Snyder
- Worthington
- Worthington-Simpson

FPD Services

We provide engineered aftermarket services through our global network of approximately 78 service centers and QRCs, some of which are co-located in a manufacturing facility, in 30 countries. Our FPD service personnel provide a comprehensive set of equipment maintenance services for flow management control systems, including repair, advanced diagnostics, installation, commissioning, re-rate and retrofit programs, machining and full service solution offerings. A large portion of our FPD service work is performed on a quick response basis, and we offer 24-hour service in all of our major markets.

FPD New Product Development

Our investments in new product research and development continue to focus on increasing the capability of our products as customer applications become more advanced, demanding greater levels of production (flow, power and pressure) and under more extreme conditions beyond the level of traditional pump technology. In support of our subsea product development initiative, we have successfully completed development and test of a large submersible motor required to drive our multiphase pump currently under development in our Canadian manufacturing facility. The power rating achieved by this new motor provides us with a viable submersible motor solution for large submersible motor requirements including non-subsea pumping applications. Further, we continue to design solutions and close the technology gaps in developing products and components for pipeline, off-shore and downstream pump applications for the oil and gas market.

As new sources of energy generation are explored, we have been developing new product designs to support the most critical applications in the power generation market. New designs and qualification test programs are in process to support the critical services of the modern nuclear power generation plant. Along with the development initiatives of new products in the nuclear power generation industry, we continue to support our installed base with product improvements and design verifications that lead to expanded power capability of existing nuclear power generating plants. Our continued engagement with our end users is exemplified through completion of tests that demonstrate operational capability while pumping contaminated liquid and providing operational verification to support safety requirements. In addition, factory testing has been completed of our high temperature vertical pump developed for molten salt applications for solar power generating plants.

We continue to address our core products with design enhancements to improve performance and the speed at which we can deliver our products. Application of advanced computational fluid dynamics methods led to the development of a unique stage design for our multistage product, resulting in improved performance and an improved competitive position of the product. Our engineering teams continue to apply and develop sophisticated design technology and methods supporting continuous improvement of our proven technology.

In 2009, FPD continued to advance our Technology Advantage platform and created an integrated solutions organization. This platform utilizes a combination of our developed technologies and leading edge technology partners to increase our asset management and service capabilities for our end user customers. These technologies include intelligent devices, advanced communication and security protocols, wireless and satellite communications and web-enabled data convergence.

None of these newly developed pump products or services required the investment of a material amount of our assets or was otherwise material.

FPD Customers

Our customer mix is diversified, and includes leading engineering procurement and construction firms, original equipment manufacturers, distributors and end users. Our sales mix of original equipment products and aftermarket products and services diversifies our business and somewhat mitigates the impact of normal economic cycles on our business.

FPD Competition

The pump industry is highly fragmented, with hundreds of competitors. We compete, however, primarily with a limited number of large companies operating on a global scale. Competition amongst our closest competitors is generally driven by delivery times, expertise, price, breadth of product offerings, contractual terms, previous installation history and reputation for quality. Some of our largest pump industry competitors include ITT Industries, Ebara Corporation, KSB Inc. and Sulzer Pumps.

The pump industry continues to undergo considerable consolidation, which is primarily driven by (i) the need to lower costs through reduction of excess capacity and (ii) customers' preference to align with global full service suppliers to simplify their supplier base. Despite the consolidation activity, the market remains highly competitive. Based on independent industry sources, we believe that we are the largest pump manufacturer serving the oil and gas, chemical and power generation industries and the third largest pump manufacturer overall. We believe that our strongest sources of competitive advantage rest with our extensive range of pumps for the oil and gas, chemical and power generation industries, our large installed base, our strong customer relationships, our more than 200 years of legacy experience in manufacturing and servicing pumping equipment and our reputation for providing quality engineering solutions.

FPD Backlog

FPD's backlog of orders as of December 31, 2009 was $1.8 billion, compared with $2.3 billion as of December 31, 2008. We expect to ship over 95% of December 31, 2009 backlog during 2010.

FLOW CONTROL DIVISION

FCD, the second largest business segment within Flowserve, designs, manufactures, distributes and services a broad portfolio of industrial valve and automation solutions, including isolation and control valves, actuation, controls and related equipment. In addition, FCD offers energy management products such as steam traps and condensate recovery systems. FCD leverages its experience and application know-how by offering a complete menu of engineered services to complement its expansive product portfolio. FCD products used to control, direct and manage the flow of liquids and gases are an integral part of any flow control system. Our valve products are most often customized, being engineered to perform specific functions within each of our customers' unique flow control environments.

Our flow control products are primarily used by companies that operate in the chemical (including pharmaceutical), power generation (nuclear, fossil, coal gasification and renewable), oil and gas, water management and general industries, including aerospace, pulp and paper and mining. FCD has 47 sites worldwide, including 19 principal manufacturing facilities, five of which are located in the United States ("U.S."), and 28 QRCs. A small portion of our valves are also produced through an unconsolidated foreign joint venture in India.

FCD Products

We believe that our valve, automation and controls product and solutions portfolio represents one of the most comprehensive in the flow control industry. Our products are used in a wide variety of applications, from general industrial to the most severe and demanding of service, including those involving high levels of corrosion, extreme temperatures and/or pressures, zero fugitive emissions and nuclear power emergency shutdown.

FCD's "smart" valve and diagnostics technologies, which integrate high technology sensors, microprocessor controls and digital positioners into high performance control valves, permit real-time system analysis, system warnings and remote services. These technologies have been developed in response to the growing demand for increased automation, improved process control efficiency and digital communications at the plant level. We are committed to further enhancing the quality of our product portfolio by continuing to upgrade our existing offerings with cutting-edge technologies.

The following is a summary list of our generally available valve and automation products and globally recognized brands:

FCD Product Types

- Valve Automation Systems
- Control Valves
- Ball Valves
- Gate Valves
- Globe Valves
- Check Valves
- Butterfly Valves
- Lined Plug Valves
- Lubricated Plug Valves
- Polyethylene Valves
- Smart Valves
- Diagnostic Software
- Electro Pneumatic Positioners
- Digital Positioners
- Pneumatic Positioners
- Intelligent Positioners
- Electric/Electronic Actuators
- Pneumatic Actuators
- Hydraulic Actuators
- Diaphragm Actuators
- Switches
- Steam Traps
- Condensate and Energy Recovery Systems
- Boiler Controls
- Digital Communications
- Valve and Automation Repair Services

FCD Brand Names

- Accord
- Anchor/Darling
- Argus
- Atomac
- Automax
- Battig
- Durco
- Edward
- Gestra
- Kammer
- Limitorque
- McCANNA/MARPAC
- NAF
- NAVAL
- Noble Alloy
- Norbro
- Nordstrom
- PMV
- P+W
- Serck Audco
- Schmidt Armaturen
- Valtek
- Vogt
- Worcester Controls

FCD Services

We provide aftermarket products and services through our network of 28 QRCs located throughout the world. Our service personnel provide a comprehensive set of equipment maintenance services for flow control systems, including advanced diagnostics, repair, installation, commissioning, retrofit programs and field machining capabilities. A large portion of our service work is performed on a quick response basis, which includes 24-hour service in all of our major markets. We also provide in-house repair and return manufacturing services worldwide through our production facilities. We believe our ability to offer this comprehensive set of services on short notice provides us with a unique competitive advantage and unparalleled access to our customers' installed base of flow control products.

FCD New Product Development

Our research and development investment has been targeted in areas that will advance our technological leadership and further differentiate our competitive advantage from a product perspective. Investment has been focused on significantly enhancing the digital integration and interoperability of the valve top works (positioners, actuators, limit switches and associated accessories) with Distributed Control Systems ("DCS"). Our efforts in this area continue to pursue the development and deployment of next-generation hardware and software for valve diagnostics, and the integration of the resulting device intelligence through DCS to provide a practical and effective asset management capability for the end user. In addition to developing these new capabilities and value-added services, our investments also include product portfolio expansion and fundamental research in material sciences in order to increase the temperature, pressure and erosion-resistance limits of existing products, as well as noise reduction and emerging areas such as desalination. These investments are made by adding new resources and talent to the organization, as well as leveraging the experience of FPD and FSD and increasing our collaboration with third parties. We expect to continue our research and development investments in the areas discussed above.

None of these newly developed valve products or services required the investment of a material amount of our assets or was otherwise material.

FCD Customers

Our customer mix spans several industries, including the chemical, oil and gas, power generation, water management and general industries. Our product mix includes original equipment and aftermarket parts and services. FCD contracts with a variety of customers, ranging from engineering, procurement and construction companies, to distributors, end users and other original equipment manufacturers.

FCD Competition

While in recent years the valve market has undergone a significant amount of consolidation, in relative terms, the market remains highly fragmented. Some of the largest valve industry competitors include Tyco, Cameron, Emerson, Metso and Crane Co.

Our market research and assessments indicate that the top 10 global valve manufacturers collectively comprise less than 25% of the total valve market. Based on independent industry sources, we believe that we are the third largest industrial valve supplier on a global basis. We believe that our strongest sources of competitive advantage rest with our comprehensive portfolio of valve products and services, our focus on execution and our expertise in severe corrosion and erosion applications.

FCD Backlog

FCD's backlog of orders as of December 31, 2009 was $485.3 million, compared with $482.9 million as of December 31, 2008. We expect to ship over 75% of December 31, 2009 backlog during 2010.

FLOW SOLUTIONS DIVISION

Through FSD, we design, manufacture and distribute mechanical seals, sealing systems and parts and provide related services, principally to process industries. The mechanical seals contained in rotating equipment operate in high stress conditions and require repair or replacement throughout the products' useful lives, and the repair and replacement of mechanical seals is an integral part of our aftermarket services. Our mechanical seals are used on a variety of rotating equipment, including pumps, compressors, mixers, steam turbines and other specialty equipment, primarily in the oil and gas, chemical processing, mineral and ore processing and general industrial end user markets. The use of mechanical seals provides users both safety and environmental benefits, including reductions of liquid and gaseous emissions, including greenhouse gases, water management and electric power usage.

We manufacture mechanical seals at four plants in the U.S. and at six plants outside the U.S. A small portion of our products are also manufactured through an unconsolidated joint venture in South Korea. Additionally, we have two other unconsolidated joint ventures in Saudi Arabia and India where products are produced for sale in those territories. Through our global network of 80 QRCs, five of which are co-located in a manufacturing facility, and two authorized distribution centers, we provide service, repair and diagnostic services for maintaining components of seal support systems. Our mechanical seal products are primarily marketed to end users through our direct sales force and to distributors and, on a commission basis, sales representatives. A portion of our mechanical seal products is sold directly to original equipment manufacturers for incorporation into rotating equipment requiring mechanical seals.

FSD Products

We design, manufacture and distribute approximately 185 different models of mechanical seals and sealing systems. We believe our ability to deliver engineered new seal product orders within 72 hours from the customer's request through design, engineering, manufacturing, testing and delivery provides us with a leading competitive advantage. Mechanical seals are critical to the reliable operation of rotating equipment in that they prevent leakage and emissions of hazardous substances from the rotating equipment and reduce shaft wear on the equipment caused by the use of non-mechanical seals. We also manufacture a gas-lubricated mechanical seal that is used in high-speed compressors for gas pipelines and in the oil and gas production and process markets. We continually update our mechanical seals and sealing systems to integrate emerging technologies.

The following list summarizes our seal products and services and globally recognized brands:

FSD Product Types

- Cartridge Seals
- Dry-Running Seals
- Metal Bellow Seals
- Elastomeric Seals
- Slurry Seals
- Split Seals
- Gas Barrier Seals
- Couplings
- Service and Repair
- Sealing Support Systems and Auxiliaries
- Monitoring and Diagnostics

FSD Brand Names

- BW Seals
- Durametallic
- Five Star Seal
- Flowserve
- Flowstar
- GASPAC™
- Interseal
- Pacific Wietz
- Pac-Seal
- QRC™
- ReadySeal
- LifeCycle Advantage

FSD Services

We provide aftermarket services through our network of 80 QRCs located throughout the world, including 24 sites in North America. We also provide asset management services and condition monitoring for rotating equipment through special contracts with many of our customers that reduce maintenance costs. This work is performed on a quick-response basis, and we offer 24-hour service in all of our major markets.

FSD New Product Development

Our investments in new product research and development focus on developing longer-lasting and more efficient products and value-added services. In addition to numerous product upgrades, our recent mechanical seal and seal system innovations include:

- standard cartridge seal product line that satisfies global requirements for general duty applications in process industries such as chemical, biofuel, water management, petrochemical and power generation;
- standardized sealing support system product line;
- pipeline pump seal that improves reliability in high pressure liquid pipeline applications including crude oil, refined hydrocarbons and specialty chemicals;
- economical pusher and metal bellows cartridge seal family that services the hydrocarbon processing industry and high end chemical markets;
- advanced surface treatment technology applied to mechanical seal faces that extends reliability and energy savings for new and retrofit applications;

- heavy-duty mechanical seal for power plants that features exclusive anti-electro-corrosion technology to improve operational efficiency in hot water services; and

- a configuration and quotation tool that supports our sealing support system product line.

We also market "Flowstar.Net," an interactive tool used to actively monitor and manage information relative to equipment performance. Flowstar.Net enhances our customers' ability to make informed decisions and respond quickly to plant production problems, extends the life of their production equipment and lowers maintenance expenses. The functionality of Flowstar.Net has been expanded to present to our customers the lower maintenance costs provided by our services and to allow our distributors to use this tool with their customers.

None of these newly developed seal products or services required the investment of a material amount of our assets or was otherwise material.

FSD Customers

Our mechanical seal products and systems are sold directly to end users and to original equipment manufacturers for incorporation into pumps, compressors, mixers or other rotating equipment requiring mechanical seals. Our mechanical seal sales are diversified among several industries, including oil and gas, chemical, mineral and ore processing and general industries.

FSD Competition

We compete against a number of manufacturers in the sale and servicing of mechanical seals. Among our largest global mechanical seal competitors are John Crane, a unit of Smiths Group Plc., and Eagle Burgmann, Inc., which is a joint venture of two traditional global seal manufacturers, Chesterton and AES. Based on independent industry sources, we believe that we are the second largest industrial mechanical seals supplier in the world. We believe our ability to quickly manufacture customers' requests for engineered seal products, from design to engineering, manufacturing, testing and delivery, is a major competitive advantage.

FSD Backlog

FSD's backlog of orders as of December 31, 2009 was $96.4 million (including $22.8 million of interdivision backlog, which is eliminated and not included in consolidated backlog), compared with $118.2 million (including $18.6 million of interdivision backlog) as of December 31, 2008. We expect to ship approximately 95% of December 31, 2009 backlog during 2010.

AVAILABLE INFORMATION

We maintain an internet website at www.flowserve.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 are made available free of charge through the "Investor Relations" section of our Internet website as soon as reasonably practicable after we electronically file the reports with, or furnish the reports to, the U.S. Securities and Exchange Commission ("SEC").

Also available on our Internet website are our Corporate Governance Guidelines for our Board of Directors and Code of Ethics and Business Conduct, as well as the charters of the Audit, Finance, Organization and Compensation and Corporate Governance and Nominating Committees of our Board of Directors. All of the foregoing documents may be obtained through our Internet website as noted above and are available in print without charge to shareholders who request them. Information contained on or available through our Internet website is not incorporated into this Annual Report or any other document we file with, or furnish to, the SEC.

ITEM 1A. *RISK FACTORS*

Any of the events discussed as risk factors below may occur. If they do, our business, financial condition, results of operations and cash flows could be materially adversely affected. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Because of these risk factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Our business depends on the levels of capital investment and maintenance expenditures by our customers, which in turn are affected by numerous factors, including the state of domestic and global economies, global energy demand, the cyclical nature of their markets, their liquidity and the condition of global credit and capital markets.

Demand for most of our products and services depends on the level of new capital investment and planned maintenance expenditures by our customers. The level of capital expenditures by our customers depends, in turn, on general economic conditions, availability of credit, economic conditions within their respective industries and expectations of future market behavior. Additionally, volatility in commodity prices can negatively affect the level of these activities and can result in postponement of capital spending decisions or the delay or cancellation of existing orders. The ability of our customers to finance capital investment and maintenance may also be affected by factors independent of the conditions in their industry, such as the condition of global credit and capital markets.

The businesses of many of our customers, particularly oil and gas companies, chemical companies and general industrial companies, are to varying degrees cyclical and have experienced periodic downturns. Our customers in these industries, particularly those whose demand for our products and services is primarily profit-driven, historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. For example, our chemical customers generally tend to reduce their spending on capital investments and operate their facilities at lower levels in a soft economic environment, which reduces demand for our products and services. Additionally, while oil and gas prices have recently recovered somewhat from their lows, fluctuating energy demand forecasts and lingering uncertainty concerning commodity pricing can cause our customers to be more conservative in their capital planning, which may reduce demand for our products and services. Reduced demand for our products and services could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. This reduced demand may also erode average selling prices in our industry. Any of these results could adversely affect our business, financial condition, results of operations and cash flows.

Additionally, some of our customers may delay capital investment and maintenance even during favorable conditions in their markets. Disruptions in global financial markets and banking systems experienced in 2008 continue to create difficulties in accessing credit and capital markets, and the costs of newly raised debt have generally increased. Continued difficulty in accessing these markets and the increased associated costs can have a negative effect on investment in large capital projects, including necessary maintenance and upgrades, even during favorable market conditions. In addition, the liquidity and financial position of our customers could impact their ability to pay in full and/or on a timely basis. Any of these factors, whether individually or in the aggregate, could have a material adverse effect on our customers and, in turn, our business, financial condition, results of operations and cash flows.

Continuing volatility in commodity prices, prolonged credit and capital market disruptions and a sluggish global economic recovery could prompt customers to delay or cancel existing orders, which could adversely affect the viability of our backlog and could impede our ability to realize revenues on our backlog.

The increased levels of disruption experienced by credit and capital markets around the globe in the latter half of 2008 and continuing through 2009 has included, among other things, extreme volatility in securities prices, reduced levels of liquidity and credit availability and declining and uncertain valuations. These disruptions, when combined with the volatility in commodity prices that has also been experienced, have contributed to a significant decrease in the rate of general economic growth. While global economic conditions stabilized generally in the latter half of 2009, a sluggish global economic recovery or extended slowing of global economic activity could adversely affect the businesses of our customers, which could potentially result in delays or cancellations of orders for our products.

Our backlog represents the value of uncompleted customer orders. While we cannot be certain that reported backlog will be indicative of future results, our ability to accurately value our backlog can be adversely affected by numerous factors, including economic uncertainty. While we attempt to mitigate the financial consequences of order delays and cancellations through contractual provisions and other means, if we were to experience a significant increase in order delays or cancellations that can result from the aforementioned economic conditions, it could impede or delay our ability to realize anticipated revenues on our backlog. Such a loss of anticipated revenues could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to deliver our sizeable backlog on time, which could affect our revenues, future sales and profitability and our relationships with customers.

At December 31, 2009, backlog was $2.4 billion. In 2010, our ability to meet customer delivery schedules for backlog is dependent on a number of factors including, but not limited to, sufficient manufacturing plant capacity, adequate supply channel access to the raw materials and other inventory required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects and appropriate planning and scheduling of manufacturing resources. Many of the contracts we enter into with our customers require long manufacturing lead times and contain penalty clauses related to on-time delivery. Failure to deliver in accordance with customer expectations could subject us to financial penalties, may result in damage to existing customer relationships and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We sell our products in highly competitive markets, which results in pressure on our profit margins and limits our ability to maintain or increase the market share of our products.

The markets for our products and services are fragmented and highly competitive. We compete against large and well-established national and global companies, as well as regional and local companies, low-cost replicators of spare parts and in-house maintenance departments of our end user customers. We compete based on price, technical expertise, timeliness of delivery, contractual terms, previous installation history and reputation for quality and reliability. While competitive environments in slow growth industries and for original equipment orders are inherently more influenced by pricing, domestic and global economic conditions during 2009 and current economic forecasts suggest that the competitive influence of pricing has broadened. Additionally, some of our customers have been attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventory. To remain competitive, we must invest in manufacturing, marketing, customer service and support and our distribution networks. No assurances can be made that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If we are not able to execute and realize the expected financial benefits from our strategic realignment and other cost-saving initiatives, our business could be adversely affected.

At the outset of 2009, we announced a strategic realignment initiative intended to reduce and optimize certain non-strategic manufacturing facilities and our overall cost structure. This initiative was expanded in the latter half of 2009 to include additional realignment activities in the remainder of 2009 and continuing to a lesser extent into 2010, and involves structural changes in our global manufacturing footprint through additional migration to low-cost regions, additional consolidation of product manufacturing and further SG&A reductions. We also announced as part of our larger realignment strategy and to better serve our customers that, effective January 1, 2010, we consolidated the Flowserve Pump Division and Flow Solutions Division into the new Flow Solutions Group.

While we anticipate significant financial benefits from our strategic realignment, anticipated cost savings are by their nature estimates that are difficult to predict and are necessarily inexact. Further, our integration of the Flowserve Pump and Flow Solutions Divisions and our additional realignment activities will place substantial demands on our management, which could divert attention from other business priorities. If we are unable to integrate our businesses successfully or execute these realignment activities effectively, then we may fail to realize the anticipated synergies, customer service improvements and cost savings of this strategic initiative. This failure could, in turn, materially adversely affect our business, financial condition, results of operations and cash flows.

Economic, political and other risks associated with international operations could adversely affect our business.

A substantial portion of our operations is conducted and located outside the U.S. We have manufacturing, sales or service facilities in more than 50 countries and sell to customers in over 70 countries, in addition to the U.S. Moreover, we primarily outsource certain of our manufacturing and engineering functions to, and source our raw materials and components from, China, Eastern Europe, India, Latin America and Mexico. Accordingly, our business and results of operations are subject to risks associated with doing business internationally, including:

- instability in a specific country's or region's political or economic conditions, particularly in emerging markets and the Middle East;
- trade protection measures, such as tariff increases, and import and export licensing and control requirements;
- potentially negative consequences from changes in tax laws or tax examinations;
- difficulty in staffing and managing widespread operations;
- difficulty of enforcing agreements and collecting receivables through some foreign legal systems;
- differing and, in some cases, more stringent labor regulations;
- partial or total expropriation;
- differing protection of intellectual property;
- inability to repatriate income or capital; and
- difficulty in administering and enforcing corporate policies, which may be different than the customary business practices of local cultures.

For example, political unrest or work stoppages could negatively impact the demand for our products from customers in affected countries and other customers, such as U.S. oil refineries, that could be affected by the resulting disruption in the supply of crude oil. Similarly, military conflicts in the Middle East could soften the level of capital investment and demand for our products and services. We are also investigating or have investigated certain allegations regarding foreign management engaging in unethical practices prohibited by our Code of Business Conduct, which could have inappropriately benefited them at our expense.

In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with laws of multiple countries. We also must communicate and monitor standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with standards and procedures.

Our future success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these factors could, however, materially adversely affect our international operations and, consequently, our financial condition, results of operations and cash flows.

Our international operations and foreign subsidiaries are subject to a variety of complex and continually changing laws and regulations.

Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes, without limitation, the U.S. Foreign Corrupt Practices Act and regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Treasury Department's Office of Foreign Assets Control and various foreign governmental agencies, including applicable export controls, customs, currency exchange control and transfer pricing regulations and various programs administered by the United Nations, as applicable. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to risks associated with certain of our foreign subsidiaries autonomously making sales and providing related services, under their own local authority, to customers in countries that have been designated by the U.S. State Department as state sponsors of terrorism, including Iran, Syria and Sudan. Due to the growing political uncertainties associated with these countries, in 2006, our foreign subsidiaries began a voluntary withdrawal, on a phased basis, from conducting new business in these countries. The aggregate amount of all business done by our foreign subsidiaries for customers in Iran, Syria and Sudan accounted for less than 1% of our consolidated global revenue in 2009. While substantially all new business with these countries has been voluntarily phased out, our foreign subsidiaries may independently continue to honor certain existing contracts, commitments and warranty obligations in compliance with U.S. and other applicable laws and regulations.

Our international operations expose us to fluctuations in foreign currency exchange rates.

A significant portion of our revenue, and certain of our costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. The primary currencies to which we have exposure are the Euro, British Pound, Mexican Peso, Argentina Peso, Japanese Yen, Australian Dollar, Canadian Dollar, Russian Ruble, Indian Rupee, Singapore Dollar, Swedish Krona and Venezuelan Bolivar. Certain of the foreign currencies to which we have exposure, such as the Argentinean Peso and the Venezuelan Bolivar, have undergone significant devaluation in the past, which can reduce the value of our local monetary assets, reduce the U.S. dollar value of our local cash flow, generate local currency losses that may impact our ability to pay future dividends from our subsidiary to the parent company and potentially reduce the U.S. dollar value of future local net income. Although we enter into forward exchange contracts to economically hedge some of our risks associated with transactions denominated in certain foreign currencies, no assurances can be made that exchange rate fluctuations will not adversely affect our financial condition, results of operations and cash flows.

Noncompliance with U.S. export control laws could materially adversely affect our business.

In March 2006, we initiated a voluntary process to determine our compliance posture with respect to U.S. export control and economic sanctions laws and regulations. Upon initial investigation, it appeared that some product transactions and technology transfers were not handled in full compliance with U.S. export control laws and regulations. As a result, in conjunction with outside counsel, we conducted a voluntary systematic process to further review, validate and voluntarily disclose export violations discovered as part of this review process. We completed our comprehensive disclosures to the appropriate U.S. government regulatory authorities at the end of 2008, and we continue to work with those authorities to supplement and clarify specific aspects of those disclosures. Based on our review of the data collected, during the self-disclosure period of October 1, 2002 through October 1, 2007, a number of process pumps, valves, mechanical seals and parts related thereto were exported, in limited circumstances, without required export or reexport licenses or without full compliance with all applicable rules and regulations to a number of different countries throughout the world, including certain U.S. sanctioned countries. The foregoing information is subject to revision as we further review this submittal with applicable U.S. regulatory authorities.

Any self-reported violations of U.S. export control laws and regulations may result in civil or criminal penalties, including fines and/or other penalties. We are currently engaged in discussions with U.S. regulators about such penalties as part of our effort to resolve this matter; however, while we currently do not believe any such penalties will have a material adverse impact on our company, we are currently unable to definitively determine the full extent or nature or total amount of penalties to which we might be subject as a result of any such self-reported violations of the U.S. export control laws and regulations.

Terrorist acts, conflicts and wars may materially adversely affect our business, financial condition and results of operations and may adversely affect the market for our common stock.

As a major multi-national company with a large international footprint, we are subject to increased risk of damage or disruption to us, our employees, facilities, partners, suppliers, distributors, resellers or customers due to terrorist acts, conflicts and wars, wherever located around the world. The potential for future attacks, the national and international responses to attacks or perceived threats to national security, and other actual or potential conflicts or wars, including the Israeli-Hamas conflict and ongoing military operations in the Middle East at large, have created many economic and political uncertainties. In addition, as a major multi-national company with headquarters and significant operations located in the U.S., actions against or by the U.S. may impact our business or employees. Although it is impossible to predict the occurrences or consequences of any such events, they could result in a decrease in demand for our products, make it difficult or impossible to deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain and pose risks to our employees, resulting in the need to impose travel restrictions, any of which could adversely affect our business, financial condition, results of operations and cash flows.

We are currently subject to a conditional securities class action litigation settlement, which if not finalized, could lead to continued litigation, the unfavorable outcome of which could have a material adverse effect on our financial condition, results of operations and cash flows.

A number of putative class action lawsuits were filed against us, certain of our former officers, our independent auditors and the lead underwriters of our most recent public stock offerings, alleging securities laws violations. By orders dated November 13, 2007 and January 4, 2008, the trial court denied the plaintiffs' request for class certification and also granted summary judgment in favor of us and all other defendants on all of the plaintiffs' claims. The plaintiffs appealed both rulings to the federal Fifth Circuit Court of Appeals, and on June 19, 2009, the Fifth Circuit issued an opinion vacating the trial court's denial of class certification, reversing in part and vacating in part the trial court's entry of summary judgment. As a result, the case was remanded to the trial court for further proceedings consistent with the opinion and further consideration of certain issues, including whether the plaintiffs can demonstrate that the case should be certified as a class action.

Following the issuance of the Court of Appeals' opinion, we engaged in discussions among the parties in furtherance of an amicable resolution of the case, which resulted in a stipulation of settlement being executed and filed with the trial court. The settlement is subject to various customary conditions, including preliminary approval by the trial court, notice to class members, class member opt-out thresholds, a final hearing and final approval by the trial court. These conditions may not occur, and we must therefore be prepared to continue the case if they do not occur. If the litigation proceeds, we continue to strongly believe that we have valid defenses to the claims asserted, and we will continue to vigorously defend this case. In addition to the significant expense and burden we could then incur in further defending this litigation and any damages that we could suffer, our management's attention and resources could be further diverted from ordinary business operations in order to address these claims. If the final resolution of this litigation is then unfavorable to us and our existing insurance coverage is either unavailable or inadequate to resolve the matter, our financial condition, results of operations and cash flows could be materially adversely affected.

Environmental compliance costs and liabilities could adversely affect our financial condition, results of operations and cash flows.

Our operations and properties are subject to regulation under environmental laws, which can impose substantial sanctions for violations. We must conform our operations to applicable regulatory requirements and adapt to changes in such requirements in all countries in which we operate.

We use hazardous substances and generate hazardous wastes in many of our manufacturing and foundry operations. Most of our current and former properties are or have been used for industrial purposes, and some may require clean-up of historical contamination. We are currently conducting investigation and/or remediation activities at a number of locations where we have known environmental concerns. In addition, we have been identified as one of many PRPs at three Superfund sites. The projected cost of remediation at these sites, as well as our alleged "fair share" allocation, while not anticipated to be material, has been reserved. However, until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved, some degree of uncertainty remains.

We have incurred, and expect to continue to incur, operating and capital costs to comply with environmental requirements. In addition, new laws and regulations, stricter enforcement of existing requirements, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities. Moreover, environmental and sustainability initiatives, practices, rules and regulations are under increasing scrutiny of both governmental and non-governmental bodies, which can cause rapid change in operational practices, standards and expectations and, in turn, increase our compliance costs. Any of these factors could have a material adverse effect on our financial condition, results of operations and cash flows.

We are party to asbestos-containing product litigation that could adversely affect our financial condition, results of operations and cash flows.

We are a defendant in a large number of lawsuits that seek to recover damages for personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and/or distributed by us. Such products were used as components of process equipment, and we do not believe that there was any significant emission of asbestos-containing fibers during the use of this equipment. Although we are defending these allegations vigorously and believe that a high percentage of these lawsuits are covered by insurance or indemnities from other companies, there can be no assurance that we will prevail or that payments made by insurance or such other companies would be adequate. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our business may be adversely impacted by work stoppages and other labor matters.

As of December 31, 2009, we had approximately 15,000 employees, of which approximately 5,500 were located in the U.S. Approximately 7% of our U.S. employees are represented by unions. We also have unionized employees or employee work councils in Argentina, Australia, Austria, Belgium, Brazil, Canada, Finland, France, Germany, Italy, Japan, Mexico, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom. No unionized facility produces more than 10% of our revenues. Although we believe that our relations with our employees are strong and we have not experienced any material strikes or work stoppages recently, no assurances can be made that we will not in the future experience these and other types of conflicts with labor unions, works councils, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor.

Inability to protect our intellectual property could negatively affect our competitive position.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property will be adequate to prevent infringement on our rights or misappropriation of our technology. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the foreign countries in which we operate. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

If we are unable to obtain raw materials at favorable prices, our operating margins and results of operations may be adversely affected.

We purchase substantially all electric power and other raw materials we use in the manufacturing of our products from outside sources. The costs of these raw materials have been volatile historically and are influenced by factors that are outside our control. In recent years, the prices for energy, metal alloys, nickel and certain other of our raw materials have been volatile. While we strive to offset our increased costs through supply chain management, contractual provisions and our CIP initiative, where gains are achieved in operational efficiencies, our operating margins and results of operations and cash flows may be adversely affected if we are unable to pass increases in the costs of our raw materials on to our customers or operational efficiencies are not achieved.

Significant changes in pension fund investment performance or assumptions changes may have a material effect on the valuation of our obligations under our defined benefit pension plans, the funded status of these plans and our pension expense.

We maintain defined benefit pension plans that are required to be funded in the U.S., India, Japan, Mexico, the Netherlands and the United Kingdom, and defined benefit plans that are not required to be funded in Austria, France, Germany and Sweden. Our pension liability is materially affected by the discount rate used to measure our pension obligations and, in the case of the plans that are required to be funded, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets. A change in the discount rate can result in a significant increase or decrease in the valuation of pension obligations, affecting the reported status of our pension plans and our pension expense. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in increases and decreases in the valuation of plan assets or in a change of the expected rate of return on plan assets. Changes in the expected return on plan assets assumption can result in significant changes in our pension expense and future funding requirements.

We continually review our funding policy related to our U.S. pension plan in accordance with applicable laws and regulations. The performance of global financial markets in 2008, and to a lesser extent in 2009, has reduced the value of investments held in trust to support pension plans. Additionally, U.S. regulations are continually increasing the minimum level of funding for U.S pension plans. The combined impact of these changes required significant contributions to our pension plans in 2009, which will continue, albeit to a lesser extent, in 2010. Contributions to our pension plans reduce the availability of our cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes.

We may incur material costs as a result of product liability and warranty claims, which could adversely affect our financial condition, results of operations and cash flows.

We may be exposed to product liability and warranty claims in the event that the use of one of our products results in, or is alleged to result in, bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. An unsuccessful defense of a product liability claim could have an adverse affect on our business, financial condition, results of operations and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our company. Warranty claims are not generally covered by insurance, and we may incur significant warranty costs in the future for which we would not be reimbursed.

The recording of increased deferred tax asset valuation allowances in the future could affect our operating results.

We currently have significant net deferred tax assets resulting from tax credit carry forwards, net operating losses and other deductible temporary differences that are available to reduce taxable income in future periods. Based on our assessment of our deferred tax assets, we determined, based on projected future income and certain available tax planning strategies, that approximately $226 million of our deferred tax assets will more likely than not be realized in the future, and no valuation allowance is currently required for this portion of our deferred tax assets. Should we determine in the future that these assets will not be realized, we will be required to record an additional valuation allowance in connection with these deferred tax assets and our operating results would be adversely affected in the period such determination is made.

Our outstanding indebtedness and the restrictive covenants in the agreements governing our indebtedness limit our operating and financial flexibility.

We are required to make scheduled repayments and, under certain events of default, mandatory repayments on our outstanding indebtedness, which may require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, such as dividend payments and share repurchases, and could generally limit our flexibility in planning for, or reacting to, changes in our business and industry.

In addition, the agreements governing our bank credit facilities impose certain operating and financial restrictions on us and somewhat limit management's discretion in operating our businesses. These agreements limit or restrict our ability, among other things, to: incur additional debt; change fiscal year; pay dividends and make other distributions; prepay subordinated debt, make investments and other restricted payments; enter into sale and leaseback transactions; create liens; sell assets; and enter into transactions with affiliates.

Our bank credit facilities also contain covenants requiring us to deliver to lenders certificates of compliance with leverage and interest coverage financial covenants and our audited annual and unaudited quarterly financial statements. Our ability to comply with these covenants may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default which, if not cured or waived, may have a material adverse effect on our financial condition, results of operations and cash flows.

We may not be able to continue to expand our market presence through acquisitions, and any future acquisitions may present unforeseen integration difficulties or costs.

Since 1997, we have expanded through a number of acquisitions, and we may pursue strategic acquisitions of businesses in the future. Our ability to implement this growth strategy will be limited by our ability to identify appropriate acquisition candidates, covenants in our credit agreement and other debt agreements and our financial resources, including available cash and borrowing capacity. In addition, acquisitions of businesses may require additional debt financing, resulting in higher leverage and an increase in interest expense, and could result in the incurrence of contingent liabilities.

Should we acquire another business, the process of integrating acquired operations into our existing operations may create operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the more common challenges associated with acquisitions that we may experience include:

- loss of key employees or customers of the acquired company;
- conforming the acquired company's standards, processes, procedures and controls, including accounting systems and controls, with our operations, which could cause deficiencies related to our internal control over financial reporting;
- coordinating operations that are increased in scope, geographic diversity and complexity;
- retooling and reprogramming of equipment;

- hiring additional management and other critical personnel; and
- the diversion of management's attention from our day-to-day operations.

Further, no guarantees can be made that we would realize the cost savings, synergies or revenue enhancements that we may anticipate from any acquisition, or that we will realize such benefits within the time frame that we expect. If we are not able to timely address the challenges associated with acquisitions and successfully integrate acquired businesses, or if our integrated product and service offerings fail to achieve market acceptance, our business could be adversely affected.

Forward-Looking Information is Subject to Risk and Uncertainty

This Annual Report and other written reports and oral statements we make from time-to-time include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this Annual Report regarding our financial position, business strategy, plans and objectives of management for future operations, industry conditions, market conditions and indebtedness covenant compliance are forward-looking statements. In some cases forward looking statements can be identified by terms such as "may," "should," "expect," "plans," "forecasts," "targets," "seeks," "anticipate," "believe," "estimate," "predicts," "potential," "continue," "intends," or other comparable terminology. These statements are not historical facts or guarantees of future performance but instead are based on current expectations and are subject to significant risks, uncertainties and other factors, many of which are outside of our control.

We have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include those described above under this "Risk Factors" heading, or as may be identified in our other SEC filings from time to time. These uncertainties are beyond our ability to control, and in many cases, it is not possible to foresee or identify all the factors that may affect our future performance or any forward-looking information, and new risk factors can emerge from time to time. Given these risks and uncertainties, undue reliance should not be placed on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report and the risk that actual results will differ materially from expectations expressed in this report will increase with the passage of time. We undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement, whether as a result of new information, future events, changes in our expectations or otherwise. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995 and all of our forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referenced in this section.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our principal executive offices, including our global headquarters, are located at 5215 N. O'Connor Boulevard, Suite 2300, Irving, Texas 75039. Our global headquarters is a leased facility, which we began to occupy on January 1, 2004. The lease term is for 10 years, and we have the option to renew the lease for two additional five-year periods. We currently occupy 125,000 square feet at this facility.

Our major manufacturing facilities (those with 50,000 or more square feet of manufacturing capacity) operating at December 31, 2009 are presented in the table below. See "Item 1. Business" in this Annual Report for further information with respect to all of our manufacturing and operational facilities, including QRCs:

	Number of Plants	Approximate Square Footage
FPD		
U.S.	6	1,162,000
Non-U.S.	19	3,107,000
FCD		
U.S.	5	1,027,000
Non-U.S.	11	1,332,000
FSD		
U.S.	1	130,000
Non-U.S.	3	233,000

We own the majority of our manufacturing facilities, and those manufacturing facilities we do not own are leased. We also maintain a substantial network of U.S. and foreign service centers and sales offices, most of which are leased. Our various leased facilities are generally covered by leases with terms in excess of seven years, with individual lease terms generally varying based on the facilities' primary usage. We believe we will be able to extend leases on our various facilities as necessary, as they expire.

We believe that our current facilities are adequate to meet the requirements of our present and foreseeable future operations. We continue to review our capacity requirements as part of our strategy to optimize our global manufacturing efficiency. See Note 12 to the consolidated financial statements included in this Annual Report for additional information regarding our operating lease obligations.

ITEM 3. *LEGAL PROCEEDINGS*

We are party to the legal proceedings that are described in Note 14 to our consolidated financial statements included in Item 8 of this Annual Report, and such disclosure is incorporated by reference into this "Item 3. Legal Proceedings." In addition to the foregoing, we and our subsidiaries are named defendants in certain other routine lawsuits incidental to our business and are involved from time to time as parties to governmental proceedings, all arising in the ordinary course of business. Although the outcome of lawsuits or other proceedings involving us and our subsidiaries cannot be predicted with certainty, and the amount of any liability that could arise with respect to such lawsuits or other proceedings cannot be predicted accurately, management does not currently expect these matters, either individually or in the aggregate, to have a material effect on our financial position, results of operations or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "FLS." On February 18, 2010, our records showed 1,626 shareholders of record. The following table sets forth the range of high and low prices per share of our common stock as reported by the NYSE for the periods indicated.

PRICE RANGE OF FLOWSERVE COMMON STOCK
(Intraday High/Low Prices)

	2009	2008
First Quarter	$61.18/$43.23	$111.41/$80.05
Second Quarter	$85.00/$54.54	$138.53/$104.81
Third Quarter	$102.42/$60.90	$141.35/$81.17
Fourth Quarter	$108.85/$92.76	$87.50/$37.92

The table below presents declaration, record and payment dates, as well as the per share amounts, of dividends on our common stock during 2009 and 2008:

Declaration Date	Record Date	Payment Date	Dividend Per Share
November 23, 2009	December 23, 2009	January 6, 2010	$0.27
August 25, 2009	September 23, 2009	October 7, 2009	0.27
May 15, 2009	June 24, 2009	July 8, 2009	0.27
February 25, 2009	March 25, 2009	April 8, 2009	0.27

Declaration Date	Record Date	Payment Date	Dividend Per Share
November 20, 2008	December 24, 2008	January 7, 2009	$0.25
August 14, 2008	September 24, 2008	October 8, 2008	0.25
May 30, 2008	June 25, 2008	July 9, 2008	0.25
February 27, 2008	March 26, 2008	April 9, 2008	0.25

On February 23, 2009, our Board of Directors authorized an increase in the payment of quarterly dividends on our common stock from $0.25 per share to $0.27 per share payable quarterly beginning on April 8, 2009. On February 22, 2010, our Board of Directors authorized an increase in the payment of quarterly dividends on our common stock from $0.27 per share to $0.29 per share payable quarterly beginning on April 7, 2010. Any subsequent dividends will be reviewed by our Board of Directors on a quarterly basis and declared at its discretion dependent on its assessment of our financial situation and business outlook at the applicable time. Our credit facilities contain covenants that could restrict our ability to declare and pay dividends on our common stock. Please see the discussion of our credit facilities under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of this Annual Report and in Note 12 to our consolidated financial statements included in Item 8 of this Annual Report.

Issuer Purchases of Equity Securities

On February 27, 2008, our Board of Directors announced the approval of a program to repurchase up to $300 million of our outstanding common stock, and the program commenced in the second quarter of 2008. The share repurchase program does not have an expiration date, and we reserve the right to limit or terminate the repurchase program at any time without notice.

During the quarter ended December 31, 2009, we repurchased a total of 131,500 shares of our common stock under the program for $13.4 million (representing an average cost of $102.11 per share). Since the adoption of this program, we have repurchased a total of 2,285,600 shares of our common stock for $205.9 million (representing an average cost of $90.09 per share). As of December 31, 2009, we had 58.9 million shares issued and outstanding (excluding the impact of treasury shares). We may repurchase up to an additional $94.1 million of our common stock under the stock repurchase program. The following table sets forth the repurchase data for each of the three months during the quarter ended December 31, 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares (or Approximate Dollar Value) That May Yet Be Purchased Under the Plan
				(In millions)
October 1-31	269(1)	$104.67	—	$107.5
November 1-30	134,864(2)	102.10	131,500	94.1
December 1-31	11,055(3)	98.05	—	94.1
Total	146,188	$101.79	131,500	

(1) Represents shares that were tendered by employees to satisfy minimum tax withholding amounts for restricted stock awards at an average price per share of $104.67.

(2) Includes a total of 2,163 shares that were tendered by employees to satisfy minimum tax withholding amounts for restricted stock awards at an average price per share of $101.92, and includes 1,201 shares of common stock purchased at a price of $100.50 per share by a rabbi trust that we maintain in connection with our director deferral plans pursuant to which non-employee directors may elect to defer directors' quarterly cash compensation to be paid at a later date in the form of common stock.

(3) Represents shares that were tendered by employees to satisfy minimum tax withholding amounts for restricted stock awards at an average price per share of $98.05.

Stock Performance Graph

The following graph depicts the most recent five-year performance of our common stock with the S&P 500 Index and S&P 500 Industrial Machinery (formerly referred to as Machinery (Diversified) — 500 Index). The graph assumes an investment of $100 on December 31, 2004, and assumes the reinvestment of any dividends over the following five years. The stock price performance shown in the graph is not necessarily indicative of future price performance.


DOLLARS
500
400
300
200
100
0
Flowserve Corporation
S&P 500 Index
S&P 500 Industrial Machinery
2004
2005
2006
2007
2008
2009

Company/Index	Base Period 2004	2005	2006	2007	2008	2009
Flowserve Corporation	$100.00	$143.65	$183.26	$352.20	$190.82	$355.09
S&P 500 Index	100.00	104.91	121.48	128.15	80.74	102.11
S&P 500 Industrial Machinery	100.00	98.05	111.97	135.72	81.37	113.69

ITEM 6. *SELECTED FINANCIAL DATA*

	Year Ended December 31,				
	2009(a)	2008	2007	2006(b)	2005(c)
	(Amounts in thousands, except per share data and ratios				
RESULTS OF OPERATIONS					
Sales	$4,365,262	$4,473,473	$3,762,694	$3,061,063	$2,695,277
Gross profit	1,548,132	1,580,312	1,247,722	1,007,302	870,561
Selling, general and administrative expense	(934,451)	(981,597)	(854,527)	(781,172)	(683,213)
Operating income(d)	629,517	615,678	411,890	240,948	199,883
Interest expense	(40,005)	(51,293)	(60,119)	(65,688)	(74,125)
Provision for income taxes	(156,460)	(147,721)	(104,294)	(73,238)	(40,583)
Income from continuing operations	427,887	442,413	255,774	115,367	52,480
Income from continuing operations per share (diluted)	7.59	7.71	4.44	2.02	0.93
Net earnings of Flowserve Corporation	427,887	442,413	255,774	115,032	17,074
Net earnings per share of Flowserve Corporation common shareholders (diluted)(e)	7.59	7.71	4.44	2.01	0.30
Cash flows from operating activities	431,277	408,790	417,668	163,186	127,445
Cash dividends declared per share	1.08	1.00	0.60	—	—
FINANCIAL CONDITION					
Working capital	$1,041,239	$ 724,429	$ 646,591	$ 418,846	$ 398,356
Total assets	4,248,894	4,023,694	3,520,421	2,869,235	2,613,664
Total debt	566,728	573,348	557,976	564,569	665,136
Retirement obligations and other liabilities	449,691	495,883	419,229	403,998	391,986
Total equity	1,801,747	1,374,198	1,300,217	1,024,682	857,435
FINANCIAL RATIOS					
Return on average net assets	18.2%	20.4%	13.8%	8.1%	5.7%
Net debt to net capital ratio	−5.1%	6.9%	12.4%	32.5%	39.9%

(a) Results of operations in 2009 include costs of $68.1 million resulting from realignment initiatives, resulting in a reduction of after tax net earnings of $49.8 million.

(b) Results of operations in 2006 include stock option expense of $6.9 million as a result of adoption of Accounting Standards Codification ("ASC") 718, "Compensation — Stock Compensation," resulting in a reduction in after tax net earnings of $5.5 million.

(c) Results of operations in 2005 include a loss on debt extinguishment of $27.7 million and a $30.1 million impairment of assets held for sale related to our General Services Group, which is included in discontinued operations, resulting in a reduction in after tax net earnings of $40.2 million.

(d) Retrospective adjustments have been made to prior period information to conform to current period presentation. These retrospective adjustments result from our adoption of guidance related to noncontrolling interests under ASC 810, "Consolidation," which was effective January 1, 2009.

(e) Retrospective adjustments have been made to prior period information to conform to current period presentation. These retrospective adjustments result from our adoption of guidance related to the two-class method of calculating earnings per share under ASC 260, "Earnings Per Share," which was effective January 1, 2009.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the accompanying consolidated financial statements and notes. Please see "Risk Factors" and "Forward-Looking Statements" sections for a discussion of the risks, uncertainties and assumptions associated with these statements. Unless otherwise noted, all amounts discussed herein are consolidated.

EXECUTIVE OVERVIEW

Our Company

We believe that we are a world-leading manufacturer and aftermarket service provider of comprehensive flow control systems. We develop and manufacture precision-engineered flow control equipment integral to the movement, control and protection of the flow of materials in our customers' critical processes. Our product portfolio of pumps, valves, seals, automation and aftermarket services supports global infrastructure industries, including oil and gas, chemical, power generation and water management, as well as general industrial markets where our products and services add value. Through our manufacturing platform and global network of Quick Response Centers ("QRCs"), we offer a broad array of aftermarket equipment services, such as installation, advanced diagnostics, repair and retrofitting. We currently employ approximately 15,000 employees in more than 50 countries.

Our business model is significantly influenced by the capital spending of global infrastructure industries for the placement of new products into service and aftermarket services for existing operations. The worldwide installed base of our products is an important source of aftermarket revenue, where products are expected to ensure the maximum operating time of many key industrial processes. Over the past several years, we have significantly invested in our aftermarket strategy to provide local support to maximize our customers' investment in our offerings, as well as to provide business stability during various economic periods. The aftermarket business, which is served by more than 150 of our QRCs located around the globe, provides a variety of service offerings for our customers including spare parts, service solutions, product life cycle solutions and other value added services, and is generally a higher margin business and a key component of our profitable growth.

Through December 31, 2009, our operations were conducted through three business segments that are referenced throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"):

- Flowserve Pump Division ("FPD"): engineered and industrial pumps, pump systems, submersible motors and related services;
- Flow Control Division ("FCD"): engineered and industrial valves, control valves, actuators, controls and related services; and
- Flow Solutions Division ("FSD"): mechanical seals, auxiliary systems and parts and related services.

Our product portfolio is built on more than 50 well-respected brand names such as Worthington, IDP, Valtek, Limitorque and Durametallic, which we believe to be one of the most comprehensive in the industry. The products and services are sold either directly or through designated channels to more than 10,000 companies, including some of the world's leading engineering and construction firms, original equipment manufacturers, distributors and end users.

We continue to build on our geographic breadth through our QRC network with the goal to be positioned as near to the customers as possible for service and support in order to capture this important aftermarket business. Along with ensuring that we have the local capability to sell, install and service our equipment in remote regions, it is equally imperative to continuously improve our global operations. We continue to expand our global supply chain capability to meet global customer demands and ensure the quality and timely delivery of our products. Significant efforts are underway to improve the supply chain processes across our divisions to find areas of synergy and cost reduction and to improve our supply chain management capability to ensure it can meet global customer demands. We continue to focus on improving on-time delivery and quality, while managing warranty costs as a percentage of sales across our global operations, through the assistance of a focused CIP initiative. The goal of the CIP initiative, which includes lean manufacturing, six sigma business management strategy and value engineering, is to maximize service fulfillment to customers through on-time delivery, reduced cycle time and quality at the highest internal productivity.

We experienced reduced demand for original equipment in 2009 as compared with 2008. This was a result of the impact from the global financial crisis and economic recession. Many of our oil and gas customers postponed major capital decisions from their original initiation dates in order to reevaluate the viability of the project, take advantage of the cost reduction in commodities, such as steel, or to better align the start up of operations with revised demand growth forecasts. In the chemical market, capital spending was reduced due to the adverse effects this industry experienced from the significant drop in consumer demand and the Gross Domestic Product ("GDP") decline of many economic regions. Both the power generation and water management markets showed resiliency in their capital spending due to government stimulus investments, management of existing operations and the necessity to build infrastructure for developing markets. Capital spending directed at improving and optimizing existing operations provided growth opportunities across all of these industries in 2009, and the developing regions of the world continued capital investments despite the challenging global economy.

In 2009, we experienced stable conditions in our global aftermarket business. The demand growth in past years provided us the opportunity to increase our installed base of new products and drive recurring aftermarket sales. Over the past several years, we have significantly invested in our aftermarket strategy to provide local support to maximize our customers' investment in our offerings, as well as to provide business stability during various economic periods. In 2009, we continued to execute on our strategy to increase our presence in all regions of the global market to capture these aftermarket opportunities.

We believe that with our customer relationships, our global presence and our highly regarded technical capabilities, we will continue to have opportunities in our core industries; however, we face challenges affecting many companies in our industry with a significant multinational presence, such as economic, political, currency and other risks.

Our Markets

The following discussion should be read in conjunction with the "Outlook for 2010" section included in this MD&A.

Our products and services are used in several distinct industries: oil and gas; chemical; power generation; water management; and a number of other industries that are collectively referred to as "general industries."

Demand for most of our products depends on the level of new capital investment and planned and unplanned maintenance expenditures by our customers. The level of new capital investment depends, in turn, on capital infrastructure projects driven by the need for oil and gas, power and water, as well as general economic conditions. These drivers are generally related to the phase of the business cycle in their respective industries and the expectations of future market behavior. The levels of maintenance expenditures are additionally driven by the reliability of equipment, planned and unplanned downtime for maintenance and the required capacity utilization of the process.

Our customers include engineering contractors, original equipment manufacturers, end users and distributors. Sales to engineering contractors and original equipment manufacturers are typically for large project orders and critical applications, as are certain sales to distributors. Project orders are typically procured for customers either directly from us or indirectly through contractors for new construction projects or facility enhancement projects.

The quick turnaround business, which we also refer to as "book and ship," is defined as orders that are received from the customer (booked) and shipped within three months of receipt. These orders are typically for more standardized, general purpose products, parts or services. Each of our three business segments generates certain levels of this type of business.

In the sale of aftermarket products and services, we benefit from a large installed base of our pumps, valves and seals, which require maintenance, repair and replacement parts. We use our manufacturing platform and global network of QRCs to offer a broad array of aftermarket equipment services, such as installation, advanced diagnostics, repair and retrofitting. In geographic regions where we are positioned to provide quick response, we believe customers have traditionally relied on us, rather than our competitors, for aftermarket products due to our highly engineered and customized products. However, the aftermarket for standard products is competitive, as the existence of common standards allows for easier replacement of the installed products. As proximity of service centers, timeliness of delivery and quality are important considerations for all aftermarket products and services, we continue to expand our global QRC network to improve our ability to capture this important aftermarket business.

Oil and Gas

The oil and gas industry, which represented approximately 36% and 39% of our bookings in 2009 and 2008, respectively, experienced a measurable decline in new orders placed in 2009. Many of our clients postponed major projects due to the global financial crisis and the recession that followed. The delay of these projects was driven by the desire to take advantage of lower commodity costs, such as steel, the need to reevaluate the return on investment for a project or simply to better align the planned increased capacity with the revised timing of forecasted demand growth.

Global demand forecasts were revised downward in the later part of 2008 and through the first half of 2009. Mid-year forecasts turned more positive with recovery being supported by economic investment in developing regions such as China, India and the Middle East. These regions, along with Latin America, Africa and other parts of Asia, continue to plan for investments to grow their operating capacity, driven by the intent to become self-sufficient or to move into the more profitable products derived from refined oil.

The natural gas market experienced some reduction in spending on the upstream production side of the industry. This slowdown was influenced primarily by a drop in overall demand. Investments did continue in the liquefied natural gas expansion, as the need to prepare new gas field production for shipment to the consumer markets supported the need to complete the projects.

The outlook for the oil and gas industry is heavily dependent on the demand growth from both mature markets and developing geographies. We believe oil and gas companies will continue with upstream and downstream investment plans that are in line with projections of future demand growth and the production declines of existing operations. A projected decline in demand could cause oil and gas companies to reduce their overall level of spending, which could decrease demand for our products and services. However, we believe the long-term fundamentals for this industry remain solid based on current supply, projected depletion rates of existing fields and forecasted long-term demand growth.

Chemical

The chemical industry represented approximately 18% and 17% of our bookings in 2009 and 2008, respectively. This industry experienced adverse effects from the global financial crisis and recession, as consumer spending fell significantly and the GDP of many countries experienced declines for the first time in several years. Many of the major chemical companies were faced with restructuring their operations to align with current market conditions. In 2009, the industry experienced the closure or shut in of a large number of facilities around the globe, particularly in the mature markets. In developing regions, investments continued at a moderated pace compared to previous years. New plant investments are forecasted for developing regions as they build out capacity to meet their indigenous demand growth. Companies in the industry have generally increased their forecasts for maintenance and upgrades of continuing operations to ensure global competitiveness.

The outlook for the chemical industry remains heavily dependent on global economic conditions. As consumer spending and industrial manufacturing gain momentum, the chemical industry should recover as well. A stabilizing of the price of oil feedstock has the opportunity to promote investment, as companies can more effectively project potential financial return. We believe the chemical industry in the near-term will continue to invest in maintenance and upgrades for optimization of existing assets and that developing regions will continue investing in capital infrastructure to meet current and future indigenous demand. We believe our global presence and our localized aftermarket capabilities are well positioned to serve the potential growth opportunities in this industry.

Power Generation

The power generation industry represented approximately 20% and 15% of our bookings in 2009 and 2008, respectively. This industry continued to see capital investment growth due to the increased demands for electricity in developing countries, such as China and India, and capacity increases in mature markets, including the United States ("U.S."). Due to the need for increased power generating capacity and concerns about the environment, this industry did see a significant increase in the area of renewable power. Plans for nuclear power generation expanded measurably through the year, with countries such as China and India raising their planned capacity over the next decade. Expansion in solar power created opportunities in concentrated solar power applications where our products proved their ability to tolerate high temperatures and abrasive flow mediums. The drive for a cleaner environment also increased investments in the development of carbon capture and storage methodologies where our products and services are applicable.

We believe the outlook for the power generation industry remains favorable; however, a protracted economic recovery period could delay the demand for additional power, which may affect the timing of major capital project spending. Current legislative efforts to limit the emissions of carbon dioxide may have an adverse effect on investment plans depending on the potential requirements imposed and the timing of compliance by country. It is important to note that proposed methods of limiting carbon dioxide emissions offer business opportunities for our products and services. We believe the long-term fundamentals for the power generation industry remain solid based on projected increases in demand for electricity driven by global population growth, advancements of industrialization and growth of urbanization in developing markets. We also believe that our long-standing reputation in the power generation industry, our portfolio of offerings for the various generating methods, our advancements in serving the renewables market and carbon capture methodologies along with our global service and support structure position us well for the future opportunities in this important industry.

Water Management

The water management industry represented approximately 7% and 6% of our bookings in 2009 and 2008, respectively. Worldwide demand for fresh water and water treatment continues to create requirements for new facilities or for upgrades of existing systems, many of which require products that we offer, particularly pumps. We believe that the persistent demand for fresh water during all economic cycles supports continuing investments even in the current economic environment. Industry forecasts do indicate some potential funding challenges for municipal and government projects due to reduced tax revenues; however, several government stimulus programs are targeted at the maintenance and development of fresh water resources. These stimulus projects should generate demand and provide opportunities for pumps, valves, seals and actuation products.

The water management industry is facing a future supply/demand challenge relative to forecasted global population growth coupled with the advancement of industrialization and urbanization. Due to the limitations of usable fresh water around the globe, there continues to be an increased investment in desalination. This investment is forecasted to significantly increase over the next couple of decades. We believe we are a global leader in the desalination market, which is already an important source of fresh water in the Mediterranean region and the Middle East. We expect that this trend in desalination will expand from these traditional areas to other coastal areas around the globe, which we believe presents a significant market opportunity for pumps, valves, actuation products and energy recovery devices.

General Industries

General industries comprises a variety of different businesses, including mining and ore processing, pharmaceuticals, pulp and paper, food and beverage and other smaller applications, none of which individually represented more than 5% of total bookings in 2009 and 2008. General industries also include sales to distributors, whose end customers operate in the industries we primarily serve. General industries represented, in the aggregate, approximately 19% and 23% of our bookings in 2009 and 2008, respectively.

In 2009, we saw a general decline in all of these businesses. Pulp and paper along with mining and ore processing are two areas that experienced measured declines in business activity and investment due to a drop in demand for their products. This drop in demand was directly related to the significant decrease in the rate of general global economic growth. Other industries in this segment also experienced tougher market conditions when compared to previous years. The outlook for this group of industries is dependent upon the rate of economic recovery. We believe that our specialty product offerings designed for these industries and our aftermarket service capabilities will provide business opportunities in these industries today and as the global economy recovers.

The reporting of trends by product type, customer type and business type is based upon analytical review of individual operational results and knowledge of their respective businesses, as we do not formally track revenues by any of these categories. These trends are analyzed as a secondary reporting mechanism that is not derived directly from our general ledger system.

OUR RESULTS OF OPERATIONS

Throughout this discussion of our results of operations, we discuss the impact of fluctuations in foreign currency exchange rates. We have calculated currency effects by translating current year results on a monthly basis at prior year exchange rates for the same periods.

As discussed in Note 3 to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" ("Item 8") of this Annual Report on Form 10-K for the year ended December 31, 2009 ("Annual Report"), FPD acquired Calder AG, a Swiss supplier of energy recovery technology, effective April 21, 2009, and Calder AG's results of operations have been consolidated since the date of acquisition. Additionally, FPD acquired the remaining 50% interest in Niigata Worthington Company, Ltd. ("Niigata"), a Japanese manufacturer of pumps and other rotating equipment, effective March 1, 2008. The incremental interest acquired was accounted for as a step acquisition and Niigata's results of operations have been consolidated since the date of acquisition. Prior to this transaction, our 50% interest in Niigata was recorded using the equity method of accounting. No pro forma information has been provided for either acquisition due to immateriality.

As discussed in Note 8 to our consolidated financial statements included in Item 8 of this Annual Report, in February 2009, we announced our intent to incur up to $40 million in realignment costs (the "Initial Realignment Program") to reduce and optimize certain non-strategic manufacturing facilities and our overall cost structure by improving our operating efficiency, reducing redundancies, maximizing global consistency and driving improved financial performance. The Initial Realignment Program was substantially complete at December 31, 2009. In October 2009, we announced our intent to incur additional realignment costs (the "Subsequent Realignment Program") to expand our efforts to optimize assets, reduce our overall cost structure, respond to reduced orders and drive an enhanced customer-facing organization. The Initial Realignment Program and the Subsequent Realignment Program are collectively referred to as our "Realignment Programs." In January 2010, we announced our expectation that up to $20 million in charges related to our Realignment Programs would be incurred in 2010, which, when combined with the $68.1 million of charges incurred in 2009 (as disclosed in the table below), brings our total expected realignment charges to approximately $88 million. Unless otherwise stated, information about our Realignment Programs included in this MD&A is presented in total. For the individual impacts of each program, please see Note 8 to our consolidated financial statements included in Item 8 of this Annual Report.

The Realignment Programs consist of both restructuring and non-restructuring costs. Restructuring charges represent costs associated with the relocation of certain business activities, outsourcing of some business activities and facility closures. Non-restructuring charges are costs incurred to improve operating efficiency and reduce redundancies, which includes a reduction in headcount. Expenses are reported in Cost of Sales ("COS") or Selling, General and Administrative Expense ("SG&A"), as applicable, in our consolidated statement of income.

The following is a summary of our charges included in operating income in 2009 related to our Realignment Programs:

Total Charges for 2009	Flowserve Pump	Flow Control	Flow Solutions	Subtotal Reportable Segments	All Other	Consolidated Total
			(Amounts in millions)			
Restructuring Charges						
COS	$14.3	$ 0.5	$ 4.9	$19.7	$0.7	$20.4
SG&A	3.3	0.2	6.9	10.4	1.4	11.8
	$17.6	$ 0.7	$11.8	$30.1	$2.1	$32.2
Non-restructuring Charges						
COS	$ 9.4	$ 7.0	$ 4.6	$21.0	$0.1	$21.1
SG&A	6.0	3.8	4.2	14.0	0.8	14.8
	$15.4	$10.8	$ 8.8	$35.0	$0.9	$35.9
Total Realignment Program Charges						
COS	$23.7	$ 7.5	$ 9.5	$40.7	$0.8	$41.5
SG&A	9.3	4.0	11.1	24.4	2.2	26.6
	$33.0	$11.5	$20.6	$65.1	$3.0	$68.1

The following is a summary of charges related to identified initiatives under our Realignment Programs expected to be incurred in 2010:

Total Expected Charges for 2010(1)	Flowserve Pump	Flow Control	Flow Solutions	Subtotal — Reportable Segments	All Other	Consolidated Total
			(Amounts in millions)			
Restructuring Charges						
COS	$3.8	$ —	$0.9	$4.7	$—	$4.7
SG&A	0.2	—	—	0.2	—	0.2
	$4.0	$ —	$0.9	$4.9	$—	$4.9
Non-restructuring Charges						
COS	$0.9	$1.9	$0.1	$2.9	$—	$2.9
SG&A	—	—	—	—	—	—
	$0.9	$1.9	$0.1	$2.9	$—	$2.9
Total Realignment Program Charges						
COS	$4.7	$1.9	$1.0	$7.6	$—	$7.6
SG&A	0.2	—	—	0.2	—	0.2
	$4.9	$1.9	$1.0	$7.8	$—	$7.8

(1) As the execution of the Subsequent Realignment Program is in the early stages, actual charges incurred could vary from total charges expected to be incurred, which represent management's best estimate based on initiatives identified to date. The amounts disclosed above do not include up to $12 million anticipated to be incurred for initiatives that are currently under consideration, the actual amount of which could differ materially from this estimate.

Based on actions under our Initial Realignment Program, we have realized savings of approximately $33 million for the year ended December 31, 2009. Upon completion of our Initial Realignment Program, we expect annual cost savings of approximately $70 million. Approximately two-thirds of savings were and will be realized in COS, with the remainder in SG&A.

Upon completion of currently identified initiatives under our Subsequent Realignment Program, we expect additional annual cost savings of approximately $40 million. Approximately half of savings are expected to be realized in COS, with the remainder in SG&A. As the execution of the Subsequent Realignment Program is in the early stages, actual savings realized could vary from expected savings, which represent management's best estimate to date.

Generally, the charges presented were or will be paid in cash, except for asset write-downs, which are non-cash charges. Asset write-down charges (including accelerated depreciation of fixed assets, accelerated amortization of intangible assets and inventory write-downs) of $6.4 million were recorded during the year ended December 31, 2009. Approximately $10 million of cash payments related to our Initial Realignment Program and most of the cash payments related to our Subsequent Realignment Program will be incurred in 2010.

The following discussion should be read in conjunction with the "Outlook for 2010" section included in this MD&A.

Bookings and Backlog

	2009	2008	2007
	(Amounts in millions)		
Bookings	$3,885.3	$5,105.7	$4,318.7
Backlog (at period end)	2,371.2	2,825.1	2,276.6

We define a booking as the receipt of a customer order that contractually engages us to perform activities on behalf of our customer with regard to manufacture, service or support. Bookings recorded and subsequently canceled within the year-to-date period are excluded from year-to-date bookings. Bookings in 2009 decreased by $1,220.4 million, or 23.9%, as compared with 2008. The decrease includes negative currency effects of approximately $216 million. These decreases are primarily attributable to declines in the oil and gas and general industries and reflect lower demand and customer-driven project delays due to a significant decrease in the rate of general global economic growth as compared with 2008. The decrease consists of declines in original equipment bookings in FPD, including the impacts of $110.9 million of thruster orders and the impact of the $85 million Abu Dhabi Crude Oil Pipeline order that were recorded in the same period in 2008 and did not recur, as well as declines in original equipment bookings by FSD. The decrease is also attributable to declines in the chemical industry and orders from distributors in FCD, partially offset by orders of more than $45 million in FCD to supply valves to four Westinghouse Electric Co. nuclear power units in North America.

Bookings in 2008 increased by $787.0 million, or 18.2%, as compared with 2007. The increase included currency benefits of approximately $181 million. The increase was attributable to strength in the oil and gas and general industries, especially in FPD, primarily in Europe, the Middle East and Africa ("EMA"), as well as continued strength in the chemical industry, especially in FCD, and the power generation industry in FPD and FCD and $68.5 million in bookings provided by Niigata. Historically, the fourth quarter has been a strong bookings quarter for us. However, bookings in the fourth quarter of 2008 were lower than bookings in each of the first, second and third quarters of 2008, reflecting our customers' responses to concerns regarding recent disruptions in the credit and capital markets, global economic conditions and recent declines in oil and gas prices.

Backlog represents the accumulation of uncompleted customer orders. Backlog of $2.4 billion at December 31, 2009 decreased by $453.9 million, or 16.1%, as compared to December 31, 2008. Currency effects provided an increase of approximately $87 million (currency effects on backlog are calculated using the change in period end exchange rates). The overall net decrease includes the impact of cancellations of $41.2 million. By the end of 2010, we expect to ship over 90% of our December 31, 2009 backlog. Backlog of $2.8 billion at December 31, 2008 increased by $548.5 million, or 24.1%, as compared to December 31, 2007. Currency effects provided a decrease of approximately $185 million. During the fourth quarter of 2008, we had cancellations of $32.2 million, approximately $25 million of which was related to a single booking recorded by FPD in the third quarter of 2008.

Sales

	2009	2008	2007
	(Amounts in millions)		
Sales	$4,365.3	$4,473.5	$3,762.7

Sales in 2009 decreased by $108.2 million, or 2.4%, as compared with 2008. The decrease includes negative currency effects of approximately $208 million. The overall net decrease is attributable to decreased chemical and general industries sales and sales to distributors in FCD and decreased original equipment and aftermarket sales by FSD. These decreases were mostly offset by increased sales in FPD, primarily in the oil and gas and general industries, driven by shipments of large original equipment project orders that were booked in 2008. In 2009, original equipment sales decreased approximately 4% as compared with 2008 and aftermarket sales were comparable to 2008.

Sales in 2008 increased by $710.8 million, or 18.9%, as compared with 2007. The increase includes currency benefits of approximately $113 million. The increase was attributable to strength in the oil and gas and power generation markets in FPD, primarily in EMA and Asia Pacific, and growth in all markets in FCD, primarily in EMA and Asia Pacific, as well as $87.0 million in sales provided by Niigata. In 2008, original equipment and aftermarket sales increased approximately 22% and 13%, respectively, as compared with 2007.

Sales to international customers, including export sales from the U.S., were approximately 73% of sales in 2009 compared with 69% of sales in 2008 and 66% of sales in 2007. Sales to EMA were approximately 40%, 39% and 38% of total sales in 2009, 2008 and 2007, respectively. Sales into the Asia Pacific region were approximately 20%, 18%, and 16% of total sales in 2009, 2008 and 2007, respectively. Sales to Latin America were approximately 9%, 8% and 7% of total sales in 2009, 2008 and 2007, respectively.

Gross Profit and Gross Profit Margin

	2009	2008	2007
	(Amounts in millions)		
Gross profit	$1,548.1	$1,580.3	$1,247.7
Gross profit margin	35.5%	35.3%	33.2%

Gross profit in 2009 decreased by $32.2 million, or 2.0%, as compared with 2008. The decrease includes the effect of $41.5 million in charges resulting from our Realignment Programs in 2009. Gross profit margin in 2009 of 35.5% was comparable with 2008. Improved pricing on original equipment orders that were booked by FPD and FCD in 2008 and shipped in 2009, increased utilization of low cost regions by FCD and FSD, various CIP initiatives and savings realized from our Initial Realignment Program were offset by a sales mix shift toward lower margin original equipment in FPD. Original equipment generally carries a lower margin than aftermarket. The sale of specialty pumps, which carry a higher margin, contributed to higher gross profit margins in both 2009 and 2008.

Gross profit in 2008 increased by $332.6 million, or 26.7%, as compared with 2007. Gross profit margin in 2008 of 35.3% increased from 33.2% in 2007. The increase was primarily attributable to FPD, whose gross profit margin increased due primarily to improved original equipment pricing implemented in 2007, increased throughput and increased sales, which favorably impacted our absorption of fixed manufacturing costs, and reduced warranty costs as a percentage of sales, as well as the impact of CIP initiatives. Additionally, gross profit margin was favorably impacted by specialty pumps, which had a higher margin. Partially offsetting these improvements was the significant growth in original equipment sales. While both original equipment and aftermarket sales increased, original equipment sales growth exceeded that of aftermarket sales growth during 2008. As a result, original equipment sales increased to approximately 65% of total sales as compared with approximately 63% in 2007. Original equipment generally carries a lower margin than aftermarket.

Selling, General and Administrative Expense ("SG&A")

	2009	2008	2007
	(Amounts in millions)		
SG&A	$934.5	$981.6	$854.5
SG&A as a percentage of sales	21.4%	21.9%	22.7%

SG&A is impacted by growth in our underlying business, various initiatives to improve organizational capability, compliance and systems and infrastructure improvements. SG&A in 2009 decreased by $47.1 million, or 4.8%, as compared with 2008. SG&A includes the effect of $26.6 million in charges resulting from our Realignment Programs in 2009. Currency effects provided a decrease of approximately $32 million. The decrease was primarily attributable to a $42.6 million decrease in selling and marketing-related expenses, which is consistent with decreased bookings and sales. Cash recoveries of bad debts of $5.0 million that were reserved in 2008, a $4.4 million benefit from the adjustment of contingent consideration related to the acquisition of Calder AG (see Note 3 to our consolidated financial statements included in Item 8 of this Annual Report), strict cost control actions and savings realized from our Initial Realignment Program were partially offset by an increase in legal fees and accrued resolution costs related to shareholder litigation (see Note 14 to our consolidated financial statements included in Item 8 of this Annual Report) and charges resulting from our Realignment Programs. SG&A as a percentage of sales in 2009 improved 50 basis points as compared with 2008, primarily as a result of decreased selling and marketing-related expenses.

SG&A in 2008 increased by $127.1 million, or 14.9%, as compared with 2007. Currency effects provided an increase of approximately $21 million. The increase in SG&A was primarily attributable to a $61.5 million increase in selling and marketing-related expenses in support of increased bookings and sales and overall business growth. The increase was also attributable to a $47.0 million increase in other employees' costs due to annual and long-term incentive compensation plans, including equity compensation, arising from improved performance and a higher stock price as of the date of grant and annual merit increases, $9.8 million of SG&A incurred by Niigata and a $11.1 million increase in bad debt expense, primarily in FCD, partially offset by a $10.3 million decrease in legal fees and expenses due to legal matters incurred in 2007 that did not recur. SG&A as a percentage of sales in 2008 improved 80 basis points as compared with the same period in 2007, primarily as a result of leverage from increased sales.

Net Earnings from Affiliates

	2009	2008	2007
	(Amounts in millions)		
Net earnings from affiliates	$15.8	$17.0	$18.7

Net earnings from affiliates represents our net income from investments in seven joint ventures (one located in each of China, Japan, South Korea, Saudi Arabia and the United Arab Emirates and two located in India) that are accounted for using the equity method of accounting. Net earnings from affiliates in 2009 decreased by $1.2 million as compared with 2008, primarily attributable to our FCD joint venture in India and the impact of the consolidation of Niigata in the first quarter of 2008 when we purchased the remaining 50% interest. Net earnings from affiliates in 2008 decreased by $1.7 million as compared with 2007, primarily attributable to the impact of the consolidation of Niigata in the first quarter of 2008 when we purchased the remaining 50% interest.

Operating Income

	2009	2008	2007
	(Amounts in millions)		
Operating income	$629.5	$615.7	$411.9
Operating income as a percentage of sales	14.4%	13.8%	10.9%

Operating income in 2009 increased by $13.8 million, or 2.2%, as compared with 2008. The increase includes the effect of approximately $68.1 million in charges from our Realignment Programs in 2009, mostly offset by savings realized from our Initial Realignment Program. The increase includes negative currency effects of approximately $48 million. The overall net increase was primarily a result of the $47.1 million decrease in SG&A, partially offset by the $32.2 million decrease in gross profit, discussed above.

Operating income in 2008 increased by $203.8 million, or 49.5%, as compared with 2007. The increase included currency benefits of approximately $20 million. The increase was primarily a result of the $332.6 million increase in gross profit, partially offset by the $127.1 million increase in SG&A, discussed above.

Interest Expense and Interest Income

	2009	2008	2007
	(Amounts in millions)		
Interest expense	$(40.0)	$(51.3)	$(60.1)
Interest income	3.2	8.4	4.3

Interest expense decreased by $11.3 million in 2009 as compared with 2008, primarily as a result of decreased interest rates. Interest expense in 2008 decreased by $8.8 million as compared with 2007, primarily as a result of lower average outstanding debt and decreased interest rates. At December 31, 2009 approximately 71% of our debt was at fixed rates, including the effects of $385.0 million of notional interest rate swaps.

Interest income in 2009 decreased by $5.2 million as compared with 2008 due to decreased interest rates. Interest income in 2008 increased by $4.1 million as compared with 2007 due primarily to a higher average cash balance.

Other (Expense) Income, net

	2009	2008	2007
	(Amounts in millions)		
Other (expense) income, net	$(8.0)	$20.2	$5.9

Other (expense) income, net in 2009 decreased to net other expense of $8.0 million, as compared with net other income of $20.2 million in 2008, primarily due to a $13.5 million increase in net losses arising from transactions in currencies other than our sites' functional currencies, an $11.0 million decrease in net gains on forward exchange contracts (primarily the Euro and British Pound) and $2.8 million gain in 2008 on the bargain purchase of the remaining 50% interest in Niigata, as discussed in Note 3 to our consolidated financial statements included in Item 8 of this Annual Report, that did not recur.

Other (expense) income, net in 2008 increased by $14.3 million to net other income of $20.2 million as compared with 2007. This increase was primarily due to a $9.2 million increase in net gains on forward exchange contracts and a $1.1 million increase in net gains on transactions denominated in currencies other than our functional currencies, as well as the $2.8 million gain on the bargain purchase of the remaining 50% interest in Niigata, as discussed in Note 3 to our consolidated financial statements included in Item 8 of this Annual Report, as well as other individually immaterial items.

Tax Expense and Tax Rate

	2009	2008	2007
	(Amounts in millions)		
Provision for income taxes	$156.5	$147.7	$104.3
Effective tax rate	26.8%	24.9%	28.8%

The 2009 effective tax rate differed from the federal statutory rate of 35% primarily due to the net impact of foreign operations, which includes the impacts of lower foreign tax rates and changes in our reserves established for uncertain tax positions.

The 2008 effective tax rate differed from the federal statutory rate of 35% primarily due to the net impact of foreign operations, which includes the impacts of lower foreign tax rates, changes in our reserves established for uncertain tax positions, benefits arising from our permanent reinvestment in foreign subsidiaries, changes in valuation allowance estimates and a favorable tax ruling in Luxembourg. The net impact of discrete items included in the discussion above was approximately $22 million, which lowered the effective tax rate by approximately 3.7%.

The 2007 effective tax rate differed from the federal statutory rate of 35% primarily due to the net impact of foreign operations and changes in valuation allowance estimates, as well as changes in tax law and net favorable results from various tax audits, partially offset by additional reserves established for uncertain tax positions pursuant to our adoption of Accounting Standards Codification ("ASC") 740, "Income Taxes." See additional discussion of uncertain tax positions in Note 17 to our consolidated financial statements included in Item 8 of this Annual Report.

We have operations in Asian countries that provide various tax incentives. During 2004, we received a 5-year, 10% tax rate in Singapore for income in excess of a prescribed base amount generated from certain regional headquarter activities, subject to certain employment and investment requirements. In 2008, the 10% tax rate in Singapore was extended through 2011. In India, we were granted 100% tax exemptions for profits derived from export sales and certain manufacturing operations in prescribed areas for a period of 10 years. The exemption for profits derived from export sales will expire in 2011, and the manufacturing operations exemption expired in 2007.

On May 17, 2006, the Tax Increase Prevention and Reconciliation Act of 2005 was signed into law, creating an exclusion from U.S. taxable income for certain types of foreign related party payments of dividends, interest, rents and royalties that, prior to 2006, have been subject to U.S. taxation. This exclusion was effective for the years 2006 through 2009, and applied to certain of our related party payments.

Our effective tax rate is based upon current earnings and estimates of future taxable earnings for each domestic and international location. Changes in any of these and other factors, including our ability to utilize foreign tax credits and net operating losses or results from tax audits, could impact the tax rate in future periods. As of December 31, 2009 we have foreign tax credits of $9.8 million, expiring in 2018 through 2019 against which we recorded $0.4 million in valuation allowances. Additionally, we have recorded other U.S. net deferred tax assets of $97.7 million, which relate to net operating losses, tax credits and other deductible temporary differences that are available to reduce taxable income in future periods, most of which do not have a definite expiration. Should we not be able to utilize all or a portion of these credits and losses, our effective tax rate would be negatively impacted.

Net Earnings and Earnings Per Share

	2009	2008	2007
	(Amounts in millions, except per share amounts)		
Net earnings of Flowserve Corporation	$427.9	$442.4	$255.8
Net earnings per share — diluted	7.59	7.71	4.44
Average diluted shares	56.4	57.4	57.6

Net earnings in 2009 decreased by $14.5 million to $427.9 million, or $7.59 per diluted share, as compared with 2008. The decrease was primarily attributable to the $28.2 million increase in other expense and an $8.8 million increase in tax expense, partially offset by the $13.8 million increase in operating income and an $11.3 million decrease in interest expense, as discussed above.

Net earnings in 2008 increased by $186.6 million to $442.4 million, or $7.71 per diluted share, as compared with 2007. The increase was primarily attributable to the $203.8 million increase in operating income, partially offset by the $43.4 million increase in tax expense, as discussed above.

Other Comprehensive Income (Expense)

	2009	2008	2007
	(Amounts in millions)		
Other comprehensive income (expense)	$63.0	$(190.8)	$70.4

Other comprehensive income (expense) in 2009 increased by $253.8 million to income of $63.0 million as compared with 2008. The increase was due primarily to the weakening of the U.S. dollar exchange rate versus the Euro at December 31, 2009 as compared with December 31, 2008, as well as a decrease in pension and other postretirement expense, due primarily to events in 2008 that did not recur. and an increase in results from interest rate hedging activity.

Other comprehensive (expense) income in 2008 decreased by $261.2 million to expense of $190.8 million as compared with 2007. This was primarily due to the strengthening of the U.S. dollar exchange rate versus the Euro and the British Pound at December 31, 2008 as compared with December 31, 2007, as well as a decrease in pension and other postretirement income, which primarily reflects actuarial net losses resulting from returns on plan assets that were lower than anticipated.

Business Segments

Through December 31, 2009, we conducted our business through three business segments that represent our major product areas. We evaluate segment performance and allocate resources based on each segment's operating income. See Note 18 to our consolidated financial statements included in Item 8 of this Annual Report for further discussion of our segments. The key operating results for our three business segments, FPD, FCD and FSD, are discussed below.

Flowserve Pump Division Segment Results

Through FPD, we design, manufacture, distribute and service engineered and industrial pumps and pump systems and submersible motors (collectively referred to as "original equipment"). FPD also manufactures replacement parts and related equipment, and provides a full array of support services (collectively referred to as "aftermarket"). FPD has 30 manufacturing facilities worldwide, 13 of which are located in Europe, seven in North America, six in Asia and four in Latin America. FPD also has 78 service centers, including those co-located in a manufacturing facility, in 30 countries. We operate primarily in the oil and gas, chemical and power generation industries.

	Flowserve Pump Division		
	2009	2008	2007
	(Amounts in millions)		
Bookings	$2,207.6	$3,040.3	$2,551.4
Sales	2,649.6	2,514.8	2,095.4
Gross profit	840.6	786.0	596.6
Gross profit margin	31.7%	31.3%	28.5%
Segment operating income	441.6	391.6	274.8
Segment operating income as a percentage of sales	16.7%	15.6%	13.1%
Backlog (at period end)	1,823.5	2,253.1	1,775.3

Bookings in 2009 decreased by $832.7 million, or 27.4%, as compared with 2008. The decrease includes negative currency effects of approximately $142 million. The decrease in bookings reflects lower demand and customer-driven large project delays due to a significant decrease in the rate of general global economic growth as compared with 2008. The decrease consists of declines in original equipment bookings on major projects, which was driven by declines in the oil and gas, general, water management and chemical industries, and includes the impacts of $110.9 million in thruster orders and the $85 million order to supply a variety of pumps to build the Abu Dhabi Crude Oil Pipeline, which were booked in 2008 and did not recur. Bookings in EMA, North America and Latin America decreased $516.4 million (including negative currency effects of approximately $89 million), $283.0 million and $122.4 million (including negative currency effects of approximately $35 million), respectively. Of the $2.2 billion of bookings in 2009, approximately 43% were from oil and gas, 23% from power generation, 10% from water management, 8% from chemical and 16% from general industries.

Bookings in 2008 increased by $488.9 million, or 19.2%, as compared with 2007. The increase included currency benefits of approximately $115 million. The increase was attributable to EMA, North America and Asia Pacific, which increased $251.1 million (including currency benefits of approximately $106 million), $109.3 million and $109.2 million (including currency benefits of approximately $14 million), respectively. Bookings for original equipment and aftermarket increased approximately 20% and 16%, respectively. Original equipment bookings were driven by the oil and gas, power generation, water management and general industries. Niigata provided an increase of $68.5 million to total bookings and represented approximately 14% of the total bookings increase. The bookings increase also includes an order of approximately $85 million to supply a variety of pumps to build the Abu Dhabi Crude Oil Pipeline. These pumps will largely be supplied from our European operations and are scheduled to ship in 2010. Of the $3.0 billion in total bookings in 2008, approximately 49% were from oil and gas, 16% from power generation, 9% from water management, 8% from chemical and 18% from general industries.

Sales in 2009 increased by $134.8 million, or 5.4%, as compared with 2008. The increase includes negative currency effects of approximately $127 million. The increase was driven by shipments of original equipment large project orders that were booked in 2008 when the oil and gas and power generation industries were stronger and prices were more favorable, which contributed to the increase of approximately 10% in original equipment sales in 2009 as compared with 2008. EMA, Asia Pacific and Latin America increased $119.0 million (including negative currency effects of approximately $87 million), $39.5 million (including negative currency effects of approximately $4 million) and $23.0 million (including negative currency effects of approximately $33 million), respectively. These increases were partially offset by a decrease in North America of $40.8 million, which was attributable to a decline in aftermarket sales, primarily in the chemical and general industries.

Sales in 2008 increased by $419.4 million, or 20.0%, as compared with 2007. The increase included currency benefits of approximately $67 million. The increase is primarily attributable to EMA, Asia Pacific and Latin America, which increased $212.9 million (including currency benefits of approximately $51 million), $91.9 million (including currency benefits of approximately $15 million) and $28.6 million (currency had a negligible impact), respectively. Original equipment sales increased by approximately 22%, while aftermarket sales grew by approximately 17% compared to 2007. As noted above, the strong growth in our served markets over the past two years, predominantly oil and gas and power generation, have been the key drivers of the increases in sales in 2008. The increase in sales was also attributable to increased throughput resulting from capacity expansion, price increases initiated in 2007 and sales of $87.0 million provided by Niigata.

Gross profit in 2009 increased by $54.6 million, or 6.9%, as compared with 2008. The increase includes the effect of $23.7 million in charges resulting from our Realignment Programs in 2009. Gross profit margin in 2009 of 31.7% increased from 31.3% in 2008. Increases provided by improved pricing on original equipment orders shipped in 2009 that were booked in late 2007 and early 2008, supply chain initiatives, operating efficiency improvements and savings realized from our Initial Realignment Program were partially offset by a sales mix shift toward original equipment. Original equipment generally carries a lower margin than aftermarket. As a result of the sales mix shift, original equipment sales increased to approximately 64% of total sales, as compared with approximately 61% of total sales in 2008. Gross profit margin was also favorably impacted by an increase in sales in 2009 of specialty pumps, which have a higher margin, as compared with 2008.

Gross profit in 2008 increased by $189.4 million, or 31.7%, as compared with 2007 and includes gross profit attributable to Niigata of $20.9 million. Gross profit margin in 2008 of 31.3% increased from 28.5% in 2007. This increase was primarily due to improved original equipment pricing implemented in 2007, increased throughput and increased sales, which favorably impact our absorption of fixed manufacturing costs, and reduced warranty costs as a percentage of sales, as well as the impact of CIP initiatives. Additionally, gross profit margin was favorably impacted by specialty pumps, which had a higher margin. Partially offsetting these improvements was the significant growth in original equipment sales. While both original equipment and aftermarket sales increased, original equipment growth exceeded that of aftermarket growth during 2008. As a result, original equipment sales increased to approximately 61% of total sales as compared with approximately 60% of total sales in 2007. Original equipment generally carries a lower margin than aftermarket.

Operating income in 2009 increased by $50.0 million, or 12.8%, as compared with 2008. Operating income includes the effect of $33.0 million in charges resulting from our Realignment Programs in 2009. The increase includes negative currency effects of approximately $31 million. The increase was due primarily to increased gross profit of $54.6 million, which includes the effect of savings realized from our Initial Realignment Program, as discussed above, partially offset by an increase in SG&A. The increase in SG&A is attributable to charges resulting from our Realignment Programs, partially offset by strict cost control actions, a $4.4 million benefit from the adjustment of contingent consideration related to the acquisition of Calder AG (see Note 3 to our consolidated financial statements included in Item 8 of this Annual Report) and savings realized from our Initial Realignment Program.

Operating income in 2008 increased by $116.8 million, or 42.5%, as compared with 2007. The increase included currency benefits of approximately $11 million. The increase was due primarily to increased gross profit of $189.4 million, partially offset by a $69.5 million increase in SG&A (including negative currency effects of approximately $10 million) primarily related to a $24.9 million increase in selling and marketing-related expense in support of increased bookings and sales and overall business growth. The increase was also attributable to an $18.9 million increase in other employees' costs due to annual and long-term incentive compensation plans, including equity compensation, arising from improved performance and a higher stock price as of the date of grant and annual merit increases and $9.8 million of SG&A incurred by Niigata. Operating margin improved 250 basis points as compared with 2007 due primarily to the increase in gross profit margin of 280 basis points.

Backlog of $1.8 billion at December 31, 2009 decreased by $429.6 million, or 19.1%, as compared to December 31, 2008. Currency effects provided an increase of approximately $74 million. The overall net decrease includes the impact of cancellations of $39.0 million of orders booked during the prior year. The acquisition of Calder AG resulted in a $6.2 million increase in backlog. Backlog of $2.3 billion at December 31, 2008 increased by $477.8 million, or 26.9%, as compared to December 31, 2007. Currency effects provided a decrease of approximately $149 million.

Flow Control Division Segment Results

Our second largest business segment is FCD, which designs, manufactures and distributes a broad portfolio of engineered-to-order and configure-to-order isolation valves, control valves, valve automation products, boiler controls and related services. FCD leverages its experience and application know-how by offering a complete menu of engineered services to complement its expansive product portfolio. FCD has a total of 47 manufacturing facilities and QRCs in 22 countries around the world, with only five of its 19 manufacturing operations located in the U.S. Based on independent industry sources, we believe that we are the third largest industrial valve supplier on a global basis.

	Flow Control Division		
	2009	**2008**	**2007**
	(Amounts in millions)		
Bookings	$1,198.3	$1,486.4	$1,245.7
Sales	1,203.2	1,381.7	1,163.2
Gross profit	445.2	497.7	405.8
Gross profit margin	37.0%	36.0%	34.9%
Segment operating income	204.1	218.7	163.8
Segment operating income as a percentage of sales	17.0%	15.8%	14.1%
Backlog (at period end)	485.3	482.9	414.8

Bookings in 2009 decreased by $288.1 million, or 19.4%, as compared with 2008. The decrease includes negative currency effects of approximately $53 million. The decrease in bookings is primarily attributable to Europe and North America, which decreased approximately $135 million and $70 million, respectively, driven by an overall decrease in orders from distributors and the chemical industry, as well as customer-driven delays in large projects in the oil and gas market. The decline in orders from distributors in Europe was driven by a decrease in general industries due to uncertainty surrounding global economic conditions. The decline in orders from distributors in North America was due to inventory destocking, but has recently exhibited evidence of stabilization. The chemical industry represents the largest global market decline, especially in Europe and North America, while oil and gas bookings declined due to customer-driven large project delays. Bookings in Asia Pacific decreased approximately $40 million, attributable to customer-driven delays on large projects in the chemical industry, and bookings in Latin America decreased approximately $26 million due to large pulp and paper projects in the first quarter of 2008 that did not recur. These decreases were partially offset by an increase in nuclear power orders, which included orders recorded in the third quarter of 2009 of more than $45 million to supply valves to four Westinghouse Electric Co. nuclear power units in North America, new project bookings in the emerging solar market, reflecting future growth opportunities, growth in the Middle East through expansion of QRC and joint venture activities and increased aftermarket repair and replacement orders. Of the $1.2 billion of bookings in 2009, approximately 29% were from chemical, 28% from general industries, 23% from power generation and 20% from oil and gas.

Bookings in 2008 increased by $240.7 million, or 19.3%, as compared with 2007. The increase included currency benefits of approximately $51 million. The growth in bookings was primarily attributable to strength in

Europe and Asia Pacific, which increased approximately $79 million and $89 million, respectively. These regions continued to be a focus for growth opportunities. North America and Latin America combined increased approximately $54 million. Key growth areas included chemicals and nuclear power generation. Of the $1.5 billion of bookings in 2008, approximately 34% were from chemical, 31% from general industries, 18% from oil and gas and 17% from power generation.

Sales in 2009 decreased by $178.5 million, or 12.9%, as compared with 2008. This decrease includes negative currency effects of approximately $56 million. Sales in Europe and North America decreased approximately $91 million and $56 million, respectively, driven by an overall decline in sales to distributors and the chemical industry, as well as customer-driven delays in large projects in the oil and gas industry. Due to the short lead-time for our products, the drivers of the decline in sales are consistent with the drivers of the decline in bookings discussed above.

Sales in 2008 increased by $218.5 million, or 18.8%, as compared with 2007. This increase included currency benefits of approximately $34 million. Asia Pacific, which increased approximately $64 million, continued to show substantial sales growth in the chemical market, especially in China. Sales across our markets in Europe demonstrated growth of approximately $48 million. North American sales also produced growth of approximately $42 million. Oil and gas market sales reflected steady increases in all regions, especially in Europe and the Middle East. Latin America sales increased approximately $34 million, which was due primarily to growth in the pulp and paper market, which was not expected to continue in the near term.

Gross profit in 2009 decreased by $52.5 million, or 10.5%, as compared with 2008. The decrease includes the effect of $7.5 million in charges resulting from our Realignment Programs in 2009. Gross profit margin in 2009 of 37.0% increased from 36.0% for 2008. The increase in gross profit margin is attributable to improved pricing on large projects booked in 2008 that shipped in 2009, increased aftermarket repair and replacement business, materials cost savings, various CIP initiatives, improved utilization of low cost regions, volume-related cost control actions and savings realized from our Initial Realignment Program. These improvements were partially offset by pricing pressure and the negative impact of decreased sales on absorption of fixed manufacturing costs.

Gross profit in 2008 increased by $91.9 million, or 22.6%, as compared with 2007. Gross profit margin in 2008 of 36.0% increased from 34.9% in 2007. The increase reflected higher sales levels, which favorably impacted our absorption of fixed manufacturing costs. Price increases, CIP, materials saving initiatives, investment in new products and increased absorption continued to drive margin improvement and offset the inflationary impact of our raw materials. The impact of metal price increases and transportation fuel surcharges were minimized through supply chain initiatives.

Operating income in 2009 decreased by $14.6 million, or 6.7% as compared with 2008. The decrease includes the effect of $11.5 million in charges resulting from our Realignment Programs in 2009. The decrease includes negative currency effects of approximately $10 million. The decrease is attributable to the $52.5 million decrease in gross profit, which includes the effect of savings realized from our Initial Realignment Program, partially offset by a $41.2 million decrease in SG&A. Reduced SG&A was attributable to decreased selling and marketing-related expenses, strict cost control actions, $5.0 million in cash recoveries of bad debts reserved in 2008 and savings realized from our Initial Realignment Program in 2009.

Operating income in 2008 increased by $54.9 million, or 33.5%, as compared with 2007. This increase included currency benefits of approximately $6 million. The increase was primarily attributable to the $91.9 million improvement in gross profit, offset in part by higher SG&A, which increased $38.3 million (including negative currency effects of approximately $7 million). Increased SG&A is primarily due to $17.3 million in higher selling and marketing costs and $4.9 million in increased R&D costs, as well as a $7.3 million bad debt expense related to two customers. Partially offsetting these cost increases was the reversal of a net $2.3 million accrual due to a contract settlement and a $1.2 million increase in net earnings from affiliates generated by our joint venture in India, which was driven by growth in the oil and gas markets in the Middle East. SG&A as a percentage of sales improved 60 basis points, primarily attributable to leverage from increased sales.

Backlog of $485.3 million at December 31, 2009 was comparable to December 31, 2008. Currency effects provided an increase of approximately $9 million. Backlog of $482.9 million at December 31, 2008 increased by

$68.1 million, or 16.4%, as compared to December 31, 2007. Currency effects provided a decrease of approximately $21 million.

Flow Solutions Division Segment Results

Through FSD, we engineer, manufacture and sell mechanical seals, auxiliary systems and parts, and provide related services, principally to process industries and general industrial markets, with similar products sold internally in support of FPD. FSD has added to its global operations and has ten manufacturing operations, four of which are located in the U.S. FSD operates 80 QRCs worldwide (including six that are co-located in a manufacturing facility), including 24 sites in North America, 20 in EMA, 19 in Latin America and 17 in Asia. Our ability to rapidly deliver mechanical sealing technology through global engineering tools, locally sited QRCs and on-site engineers represents a significant competitive advantage. This business model has enabled FSD to establish a large number of alliances with multi-national customers. Based on independent industry sources, we believe that we are the second largest mechanical seal supplier in the world.

	Flow Solutions Division		
	2009	2008	2007
	(Amounts in millions)		
Bookings	$553.9	$668.8	$592.5
Sales	579.2	653.7	564.5
Gross profit	264.8	299.1	252.6
Gross profit margin	45.7%	45.8%	44.7%
Segment operating income	102.7	129.2	112.7
Segment operating income as a percentage of sales	17.7%	19.8%	20.0%
Backlog (at period end)	96.4	118.2	109.4

Bookings in 2009 decreased by $114.9 million, or 17.2%, as compared with 2008. This decrease includes negative currency effects of approximately $21 million. The decrease in bookings reflects lower demand and customer-driven project delays due to a significant decrease in the rate of general global economic growth as compared with 2008. A $106.0 million decrease in customer bookings was due primarily to decreases in both project and aftermarket bookings. An $8.9 million decrease in interdivision bookings (which are eliminated and are not included in consolidated bookings as disclosed above) also contributed to the decrease. The decrease in customer bookings of original equipment and aftermarket was primarily attributable to North America, driven by the oil and gas, chemical and general industries, as well as decreases in the oil and gas and general industries across all other regions. Of the $489.3 million of customer bookings in 2009, approximately 42% were from oil and gas, 31% from chemical and 27% from general industries.

Bookings in 2008 increased by $76.3 million, or 12.9%, as compared with 2007. This increase included currency benefits of approximately $15 million. A $65.4 million increase in customer bookings was due primarily to increased original equipment bookings in EMA, North America and Latin America, as well as increased aftermarket bookings in Latin America, North America and Asia Pacific. A $10.9 million increase in interdivision bookings (which are eliminated and are not included in consolidated bookings as disclosed above) also contributed to the increase. Of the $595.8 million of customer bookings in 2008, approximately 45% were from oil and gas, 24% from chemical and 31% from general industries.

Sales in 2009 decreased by $74.5 million, or 11.4%, as compared with 2008. The decrease includes negative currency effects of approximately $24 million. The decrease in sales reflects lower demand and project delays due to a significant decrease in the rate of general global economic growth as compared with 2008. The decrease was driven by declines in customer sales of both original equipment and aftermarket in all regions, as well as a $12.0 million decrease in interdivision sales (which are eliminated and are not included in consolidated sales as disclosed above). The decrease in customer sales of original equipment and aftermarket was primarily attributable to North America, driven by the oil and gas, chemical and general industries, as well as decreases in the oil and gas and general industries across all other regions.

Sales in 2008 increased by $89.2 million, or 15.8%, as compared with 2007. The increase included currency benefits of approximately $12 million. A $74.0 million increase in customer sales was primarily attributable to increased original equipment sales in EMA, North America and Latin America, as well as to increased aftermarket sales in North America, Latin America and Asia Pacific. A $15.2 million increase in interdivision sales (which are eliminated and are not included in consolidated sales as disclosed above) also contributed to the increase.

Gross profit in 2009 decreased by $34.3 million, or 11.5%, as compared with 2008. The decrease includes the effect of $9.5 million in charges resulting from our Realignment Programs in 2009. Gross profit margin in 2009 of 45.7% was comparable with 2008. A sales mix shift toward more profitable aftermarket sales and savings realized from our Initial Realignment Program, strict cost control actions and increased utilization of low cost regions were offset by the impact of decreased sales, which negatively impacts our absorption of fixed manufacturing costs.

Gross profit in 2008 increased by $46.5 million, or 18.4%, as compared with 2007. Gross profit margin in 2008 of 45.8% increased from 44.7% in 2007. The improvements reflected the increase in sales, which favorably impacted our absorption of fixed manufacturing costs, as well as the impact of cost savings initiatives throughout the year. These improvements were partially offset by a sales mix shift to original equipment business in North America and EMA. Increases in materials costs were largely offset through supply chain management efforts and price increases in mid-2007 and early 2008.

Operating income in 2009 decreased by $26.5 million, or 20.5%, as compared with 2008. The decrease includes the effect of $20.6 million in charges resulting from our Realignment Programs. The decrease includes negative currency effects of approximately $8 million. The decrease is due to the $34.3 million decrease in gross profit discussed above, partially offset by a $7.3 million decrease in SG&A. The decrease in SG&A was due to strict cost control actions in 2009 and savings realized from our Initial Realignment Program in 2009.

Operating income in 2008 increased by $16.5 million, or 14.6%, as compared with 2007. The increase included currency benefits of approximately $3 million. The improvement in 2008 reflected the $46.5 million increase in gross profit discussed above, partially offset by a $29.8 million increase in SG&A (including negative currency effects of approximately $4 million) due primarily to a $15.5 million increase related to sales and engineering and related expenses and approximately $1 million of realignment costs, as well as to increased infrastructure costs to support the global growth of our business. SG&A as a percentage of sales in 2008 increased 110 basis points as compared with 2007, resulting from investment in our global selling footprint and engineering support in anticipation of future sales.

Backlog of $96.4 million at December 31, 2009 decreased by $21.8 million, or 18.4%, as compared to December 31, 2008. Currency provided an increase of approximately $4 million. Backlog at December 31, 2009 includes $22.8 million of interdivision backlog (which is eliminated and not included in consolidated backlog as disclosed above). Backlog of $118.2 million at December 31, 2008 increased by $8.8 million, or 8.0%, as compared with 2007. Currency effects provided a decrease of approximately $5 million. Backlog at December 31, 2008 included $18.6 million of interdivision backlog (which is eliminated and not included in consolidated backlog as disclosed above).

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

	2009	2008	2007
	(Amounts in millions)		
Net cash flows provided by operating activities	$ 431.3	$ 408.8	$417.7
Net cash flows used by investing activities	(138.6)	(119.6)	(77.9)
Net cash flows used by financing activities	(107.1)	(185.5)	(50.1)

Existing cash generated by operations and borrowings available under our existing revolving line of credit are our primary sources of short-term liquidity. Our sources of operating cash generally include the sale of our products and services and the conversion of our working capital, particularly accounts receivable and inventories. Our total cash balance at December 31, 2009 was $654.3 million, compared with $472.1 million at December 31, 2008 and $373.2 million at December 31, 2007.

Working capital increased in 2009 due primarily to lower accrued liabilities of $106.8 million resulting primarily from reductions in accruals for long-term and broad-based annual incentive program payments and reductions in advanced cash received from customers and lower accounts payable of $104.7 million. These decreases were partially offset by lower inventory of $74.7 million and lower accounts receivable of $50.7 million. During 2009, we contributed $83.1 million to our U.S. pension plan. Working capital increased in 2008 due primarily to higher inventory of $195.5 million, especially project-related inventory required to support future shipments of products in backlog, and higher accounts receivable of $195.1 million, resulting primarily from higher sales and a $63.9 million reduction in factored receivables resulting from the discontinuation of our factoring program in early 2008. During 2008, we contributed $50.8 million to our U.S. pension plan.

Our goal for days' sales receivables outstanding ("DSO") is 60 days. For the fourth quarter of 2009, we achieved a DSO of 59 days as compared with 62 days for the same period in 2008. For reference purposes based on 2009 sales, a DSO improvement of one day could provide approximately $13 million in cash. Decreases in inventory provided $74.7 million of cash flow for 2009 compared with a use of cash of $195.5 million and $101.8 million in 2008 and 2007, respectively. Inventory turns were 4.0 times at December 31, 2009, compared with 3.6 times at December 31, 2008 and 4.4 times at December 31, 2007. For reference purposes based on 2009 data, an improvement of one turn could yield approximately $160 million in cash.

Cash outflows for investing activities were $138.6 million, $119.6 million and $77.9 million in 2009, 2008 and 2007, respectively, due primarily to capital expenditures. Cash outflows for 2009 also include $30.8 million for the acquisition of Calder AG, as discussed below in "Acquisitions and Dispositions." Capital expenditures during 2009 were $108.4 million, a decrease of $18.5 million as compared with 2008. Our capital expenditures have been focused on capacity expansion, including expansion of our QRC network, nuclear capabilities and low-cost sourcing; enterprise resource planning application upgrades; information technology infrastructure; and cost reduction opportunities.

Cash outflows for financing activities were $107.1 million in 2009 compared with $185.5 million in 2008 and $50.1 million in 2007. Cash outflows during 2009 resulted primarily from the payment of $59.2 million in dividends and $40.9 million for the repurchase of common shares. Cash outflows during 2008 resulted primarily from the repurchase of common shares for $165.0 million and the payment of $51.5 million of dividends.

On February 23, 2009, our Board of Directors authorized an increase in the payment of quarterly dividends on our common stock from $0.25 per share to $0.27 per share payable quarterly beginning on April 8, 2009. On February 22, 2010, our Board of Directors authorized an increase in the payment of quarterly dividends on our common stock from $0.27 per share to $0.29 per share payable quarterly beginning on April 7, 2010. Generally, our dividend date-of-record is in the last month of the quarter, and the dividend is paid the following month. Any subsequent dividends will be reviewed by our Board of Directors on a quarterly basis and declared at its discretion dependent on its assessment of our financial situation and business outlook at the applicable time.

On February 26, 2008, our Board of Directors approved a program to repurchase up to $300.0 million of our outstanding common stock, and the program commenced in the second quarter of 2008. The share repurchase program does not have an expiration date, and we reserve the right to limit or terminate the repurchase program at any time without notice. We repurchased 544,500 and 1,741,100 shares for $40.9 million and $165.0 million during 2009 and 2008, respectively. To date, we have repurchased a total of 2,285,600 shares for $205.9 million under this program.

Our cash needs for the next 12 months are expected to be slightly lower as compared with 2009, resulting from decreases in pension contributions and incentive compensation payments, partially offset by a small anticipated increase in capital expenditures and an increase in cash dividends. We believe cash flows from operating activities, combined with availability under our revolving line of credit and our existing cash balances, will be sufficient to enable us to meet our cash flow needs for the next 12 months. However, cash flows from operations could be adversely affected by the decrease in the rate of general global economic growth, as well as economic, political and other risks associated with sales of our products, operational factors, competition, regulatory actions, fluctuations in foreign currency exchange rates and fluctuations in interest rates, among other factors. We believe that cash flows from operating activities and our expectation of continuing availability to draw upon our revolving credit agreements are also sufficient to meet our cash flow needs for periods beyond the next 12 months.

Payments for Acquisitions

We regularly evaluate acquisition opportunities of various sizes. The cost and terms of any financing to be raised in conjunction with any acquisition, including our ability to raise economical capital, is a critical consideration in any such evaluation.

As discussed in Note 3 to our consolidated financial statements included in Item 8 of this Annual Report, effective April 21, 2009, FPD acquired Calder AG, a private Swiss company and a supplier of energy recovery technology for use in the global desalination market, for up to $44.1 million, net of cash acquired. Of the total purchase price, $28.4 million was paid at closing and $2.4 million was paid after the working capital valuation was completed in early July 2009. During 2008, we acquired the remaining 50% interest in Niigata, effective March 1, 2008, for $2.4 million in cash. During 2007, we completed one small acquisition for $2.3 million.

Financing

Debt, including capital lease obligations, consisted of:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Term Loan, interest rate of 1.81% and 2.99% at December 31,2009 and 2008, respectively	$544,016	$549,697
Capital lease obligations and other borrowings	22,712	23,651
Debt and capital lease obligations	566,728	573,348
Less amounts due within one year	27,355	27,731
Total debt due after one year	$539,373	$545,617

Credit Facilities

Our credit facilities, as amended, are comprised of a $600.0 million secured term loan maturing on August 10, 2012 and a $400.0 million revolving line of credit, which can be utilized to provide up to $300.0 million in letters of credit, expiring on August 10, 2012. We refer to these credit facilities collectively as our "Credit Facilities." At both December 31, 2009 and 2008, we had no amounts outstanding under the revolving line of credit. We had outstanding letters of credit of $123.1 million and $104.2 million at December 31, 2009 and 2008, respectively, which reduced our borrowing capacity to $276.9 million and $295.8 million, respectively.

Borrowings under our Credit Facilities bear interest at a rate equal to, at our option, either (1) the base rate (which is based on greater of the prime rate most recently announced by the administrative agent under our Credit Facilities or the Federal Funds rate plus 0.50%) or (2) London Interbank Offered Rate ("LIBOR") plus an applicable margin determined by reference to the ratio of our total debt to consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), which as of December 31, 2009 was 0.875% and 1.50% for borrowings under our revolving line of credit and term loan, respectively. In connection with our Credit Facilities, we have entered into $385.0 million of notional amount interest rate swaps at December 31, 2009 to hedge exposure of floating interest rates. See Note 12 to our consolidated financial statements included in Item 8 of this Annual Report for additional information on our Credit Facilities.

European Letter of Credit Facilities

Our ability to issue additional letters of credit under our previous European Letter of Credit Facility ("Old European LOC Facility"), which had a commitment of €110.0 million, expired November 9, 2009. We paid annual and fronting fees of 0.875% and 0.10%, respectively, for letters of credit written against the Old European LOC Facility. We had outstanding letters of credit written against the Old European LOC Facility of €77.9 million ($111.5 million) and €104.0 million ($145.2 million) as of December 31, 2009 and 2008, respectively.

On October 30, 2009, we entered into a new 364-day unsecured European Letter of Credit Facility ("New European LOC Facility") with an initial commitment of €125.0 million. The New European LOC Facility is renewable annually and, consistent with the Old European LOC Facility, is used for contingent obligations in respect of surety and performance bonds, bank guarantees and similar obligations with maturities up to five years. We pay fees of 1.35% and 0.40% for utilized and unutilized capacity, respectively, under our New European LOC Facility. We had outstanding letters of credit drawn on the New European LOC Facility of €2.8 million ($4.0 million) as of December 31, 2009.

Certain banks are parties to both facilities and are managing their exposures on an aggregated basis. As such, the commitment under the New European LOC Facility is reduced by the face amount of existing letters of credit written against the Old European LOC Facility prior to its expiration. These existing letters of credit will remain outstanding, and accordingly offset the €125.0 million capacity of the New European LOC Facility until their maturity, which, as of December 31, 2009, was approximately two years for the majority of the outstanding existing letters of credit. After consideration of outstanding letters of credit under both facilities, the available capacity under the New European LOC Facility was €69.1 million as of December 31, 2009.

Debt Prepayments and Repayments

We made scheduled repayments under our Credit Facilities of $5.7 million, $5.7 million, and $2.8 million in 2009, 2008 and 2007, respectively. We made no mandatory repayments or optional prepayments in 2009, 2008 or 2007.

We may prepay loans under our Credit Facilities in whole or in part, without premium or penalty, at any time.

Debt Covenants and Other Matters

Our Credit Facilities contain, among other things, covenants restricting our and our subsidiaries' ability to dispose of assets, merge, pay dividends, repurchase or redeem capital stock and indebtedness, incur indebtedness and guarantees, create liens, enter into agreements with negative pledge clauses, make certain investments or acquisitions, enter into sale and leaseback transactions, enter into transactions with affiliates, make capital expenditures, or engage in any business activity other than our existing business. Our Credit Facilities also contain covenants requiring us to deliver to lenders our audited annual and unaudited quarterly financial statements and leverage and interest coverage financial covenant certificates of compliance. The maximum permitted leverage ratio is 3.25 times total debt to consolidated EBITDA. The minimum interest coverage is 3.25 times consolidated EBITDA to total interest expense. Compliance with these financial covenants under our Credit Facilities is tested quarterly.

Our Credit Facilities include events of default customary for these types of credit facilities, including nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, Employee Retirement Income Security Act of 1974, as amended ("ERISA"), events, actual or asserted invalidity of the guarantees or the security documents and certain changes of control of our company. The occurrence of any event of default could result in the acceleration of our and the guarantors' obligations under the Credit Facilities. We complied with all covenants under our Credit Facilities through December 31, 2009.

Our European letter of credit facilities contain covenants restricting the ability of certain foreign subsidiaries to issue debt, incur liens, sell assets, merge, consolidate, make certain investments, pay dividends, enter into agreements with negative pledge clauses or engage in any business activity other than our existing business. The European letter of credit facilities also incorporate by reference the covenants contained in our Credit Facilities.

Our European letter of credit facilities include events of default usual for these types of letter of credit facilities, including nonpayment of any fee or obligation, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, ERISA events, actual or asserted invalidity of the guarantees and certain changes of control of our company. The occurrence of any event of default could result in the termination of the commitments and an acceleration of our obligations under the European letter of credit facilities. We complied with all covenants under our European letter of credit facilities through December 31, 2009.

Liquidity Analysis

Our cash balance increased by $182.3 million to $654.3 million as of December 31, 2009 as compared with December 31, 2008. The increase in cash was due primarily to strong cash flow from operations, including working capital changes primarily related to collections of receivables, partially offset by significant cash uses, including approximately $115 million in long-term and broad-based annual incentive program payments related to prior period performance, $108.4 million in capital expenditures, $59.2 million in dividend payments, $83.1 million in contributions to our U.S. pension plan, $40.9 million of share repurchases and the funding of increased working capital requirements, as well as $30.8 million for the acquisition of Calder AG. We monitor the depository institutions that hold our cash and cash equivalents on a regular basis, and we believe that we have placed our deposits with creditworthy financial institutions.

Approximately 1% of our term loan is due to mature in 2010 and approximately 25% in 2011. As noted above, our term loan and our revolving line of credit both mature in August 2012. After the effects of $385.0 million of notional interest rate swaps, approximately 71% of our term debt was at fixed rates at December 31, 2009. As of December 31, 2009, we had a borrowing capacity of $276.9 million on our $400.0 million revolving line of credit, and we had available capacity under the New European LOC Facility of €69.1 million. Our revolving line of credit and our European letter of credit facilities are committed and are held by a diversified group of financial institutions.

We contributed $83.1 million to our U.S. pension plan in 2009 to maintain our pension funding at or above the fully-funded threshold prescribed by the ERISA, as amended. We experienced significant declines in the values of our U.S. pension plan assets in 2008 resulting primarily from declines in global equity markets. The decline is being recognized into earnings over the remaining service period. In 2009, we experienced increases in the values of our U.S. pension plan assets. After consideration of the impact of our contributions in 2009, the partial recovery in 2009 of asset value declines in 2008 and our intent to remain fully-funded, we currently anticipate that our contribution to our U.S. pension plan in 2010 will be between $30 million and $40 million, excluding direct benefits paid. We continue to maintain an asset allocation consistent with our strategy to maximize total return, while reducing portfolio risks through asset class diversification.

Disruptions in financial markets and banking systems experienced in 2008 continue to create difficulties in accessing credit and capital markets, and the costs of newly raised debt have generally increased. Continuing disruptions in the functioning of credit and capital markets, a sluggish global economic recovery or extended slowing of global economic activity could potentially materially impair our and our customers' ability to access these markets and increase associated costs, as well as our customers' ability to pay in full and/or on a timely basis. There can be no assurance that we will not be materially adversely affected by these factors, and we continue to monitor and evaluate the implications of these factors on our current business, our customers and suppliers and the state of the global economy.

OUTLOOK FOR 2010

Our future results of operations and other forward-looking statements contained in this Annual Report, including this MD&A, involve a number of risks and uncertainties — in particular, the statements regarding our goals and strategies, new product introductions, plans to cultivate new businesses, future economic conditions, revenue, pricing, gross profit margin and costs, capital spending, depreciation and amortization, research and development expenses, potential impairment of investments, tax rate and pending tax and legal proceedings. Our future results of operations may also be affected by the amount, type and valuation of share-based awards granted, as well as the amount of awards forfeited due to employee turnover. In addition to the various important factors discussed above, a number of other factors could cause actual results to differ materially from our expectations. See the risks described in "Item 1A. Risk Factors" of this Annual Report.

Our bookings decreased 23.9% in 2009 as compared with 2008, and our backlog at December 31, 2009 decreased 16.1% as compared to December 31, 2008, which may drive reduced revenue in 2010 as compared with 2009, excluding currency fluctuations. Because a booking represents a contract that can be modified or canceled, and can include varying lengths between the time of booking and the time of revenue recognition, there is no guarantee that the decrease in bookings will result in a comparable decrease in revenues or otherwise be indicative of future results. Historically, the fourth quarter has been a strong bookings quarter for us. Bookings in the fourth quarter of 2009 were slightly lower than bookings in each of the first, second and third quarters of 2009, reflecting continued customer delays in booking large project orders and our management discipline surrounding pricing. Although we believe that our primary markets continue to provide opportunities, we remain cautious in our outlook for 2010 given the booking levels in the fourth quarter of 2009 and backlog as of December 31, 2009 and the continuing uncertainty of global economic conditions. For additional discussion on our markets and our opportunities therein, see the "Business Overview — Our Markets" section of this MD&A.

We could experience increased external pressures on gross profit margin in 2010 as compared with 2009 and 2008 due to price competition associated with current global economic conditions. Additionally, a shift in our sales mix away from higher margin specialty pumps could negatively impact our margins in 2010 as compared with 2009 and 2008. We expect these gross profit margin pressures to be partially offset by operational improvements, continuation of our end user strategy, the strength of our aftermarket business, selective contract bidding and savings achieved from our Realignment Programs. As part of our previously communicated Realignment Programs, we plan to incur up to $20 million in realignment costs in 2010 as a result of these activities.

All of our borrowings under our Credit Facilities carry a floating rate of interest. As of December 31, 2009, we had $385.0 million of derivative contracts to convert a portion of floating interest rates to fixed interest rates to reduce our exposure to interest rate volatility. As a result of reducing the volatility, we may not fully benefit from a decrease in interest rates. We expect our interest expense in 2010 will be comparable to 2009. However, because a portion of our debt carries a floating rate of interest, the debt is subject to volatility in rates, which could negatively impact interest expense. Our results of operations may also be impacted by unfavorable foreign currency exchange rate movements. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" of this Annual Report.

We expect to generate sufficient cash from operations to fund our working capital, capital expenditures, dividend payments, share repurchases, debt payments, pension plan contributions and Realignment Programs in 2010. We seek to improve our working capital utilization, with a particular focus on improving the management of accounts receivable and inventory, and requiring progress payments from customers on long lead time projects. However, the amount of cash generated or consumed by working capital is dependent on our level of revenues, backlog, customer acceptance and other factors. Additionally, tightening in our end markets may limit our ability to require progress payments from customers on new orders. In 2010, our cash flows for investing activities will be focused on strategic initiatives to pursue new markets, geographic expansion, ERP application upgrades, information technology infrastructure and cost reduction opportunities and are expected to be between $110 million and $125 million, before consideration of any acquisition activity. We have $5.7 million in scheduled repayments in 2010 under our Credit Facilities, and we expect to comply with the covenants under our Credit Facilities in 2010. See the "Liquidity and Capital Resources" section of this MD&A for further discussion of our debt covenants.

We currently anticipate that our minimum contribution to our qualified U.S. pension plan will be between $30 million and $40 million, excluding direct benefits paid, in 2010 in order to maintain fully funded status, as defined by the Pension Protection Act, for 2010. We currently anticipate that our contributions to our non-U.S. pension plans will be approximately $10 million in 2010.

Venezuela — On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) and move to a two-tier exchange structure effective January 11, 2010. The official exchange rate is expected to move from 2.15 to 4.30 Bolivars to the U.S. Dollar for non-essential items and to 2.60 Bolivars to the U.S. Dollar for essential items. Additionally, effective January 1, 2010, Venezuela has been designated as hyperinflationary, and as a result, we began to use the U.S. Dollar as our functional currency in Venezuela effective January 1, 2010. In accordance with hyperinflationary accounting, all future currency fluctuations between the Bolivar and the U.S. Dollar will be recorded in our statements of income. Our operations in Venezuela generally consist of a service center that imports equipment and parts from certain of our other locations for re-sale to third parties within Venezuela and performs service and repair activities. Our Venezuelan subsidiary's sales in 2009 and total assets at December 31, 2009 represented approximately 1% or less of our consolidated sales and total assets for the same periods.

Although approvals by Venezuela's Commission for the Administration of Foreign Exchange have slowed, we have historically been able to remit dividends and other payments at the official rate, and we currently anticipate doing so in the future. Accordingly, at December 31, 2009, we used the official rate of 2.15 Bolivars to the U.S. Dollar for re-measurement and translation of our Venezuelan financial statements. Our preliminary assessment of the impact of the devaluation is that we will incur an after-tax charge of approximately $14 million in the first quarter of 2010 as a result of re-measuring monetary assets and liabilities using the official rate of 4.30 Bolivars to the U.S. Dollar. We are currently assessing the ongoing impact of the currency devaluation on our Venezuelan operations and imports into the market, including the Venezuelan subsidiary's ability to remit cash for dividends and other payments at the official rate, the potential ability of our imported products to be classified as essential items and the ability to recover exchange losses, as well as further actions of the Venezuelan government and economic conditions in Venezuela, such as inflation and capital spending. The hyperinflationary designation and currency devaluation had no impact on our financial position or results of operations as of and for the year ended December 31, 2009 included in this Annual Report.

Segment Reorganization — During the first quarter of 2010, we are reorganizing our divisional operations by combining FPD and FSD into the new Flow Solutions Group ("FSG"). We believe the combination of FPD and FSD enables us to continue building a strong customer focus for rotating equipment and related products and services, drive an enhanced customer-facing organization and further leverage best practices and capabilities. We expect the combined strength of FSG to provide greater efficiency for integrated component manufacturing, leverage in global spending and manufacturing resources and improve productivity through the use of common tools and processes to select, design, manufacture, distribute and service our product portfolio. FSG will be divided into two reportable segments based on type of product: Engineered and Industrial. Engineered will include the longer lead-time, highly engineered pump product operations of the former FPD and substantially all of the operations of the former FSD. Industrial will consist of the more standardized, general purpose pump product operations of the former FPD. FCD remains unchanged. This division reorganization had no effect on our reportable segments in 2009 and is not reflected in any of the accompanying financial information included in this Annual Report. Beginning in 2010, our segment reporting will reflect the structure described above, and prior periods will be retrospectively adjusted to conform to our 2010 reportable segment structure presentation.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents a summary of our contractual obligations at December 31, 2009:

	Payments Due By Period				
	Within 1 Year	1-3 Years	3-5 Years	Beyond 5 Years	Total
	(Amounts in millions)				
Long-term debt	$ 5.7	$538.3	$ —	$ —	$ 544.0
Fixed interest payments(1)	5.5	(0.4)	—	—	5.1
Variable interest payments(2)	10.0	13.2	—	—	23.2
Capital lease obligations	21.7	1.0	—	—	22.7
Operating leases	42.6	64.9	36.0	30.6	174.1
Purchase obligations:(3)					
Inventory	538.1	9.1	3.9	0.9	552.0
Non-inventory	47.4	8.1	2.0	—	57.5
Pension and postretirement benefits(4)	50.6	101.0	108.0	294.1	553.7
Total	$721.6	$735.2	$149.9	$325.6	$1,932.3

(1) Fixed interest payments represent net incremental payments under interest rate swap agreements.

(2) Variable interest payments under our Credit Facilities were estimated using a base rate of three-month LIBOR as of December 31, 2009.

(3) Purchase obligations are presented at the face value of the purchase order, excluding the effects of early termination provisions. Actual payments could be less than amounts presented herein.

(4) Retirement and postretirement benefits represent estimated benefit payments for our U.S. and non-U.S. defined benefit plans and our postretirement medical plan, as more fully described below and in Note 13 to our consolidated financial statements included in this Annual Report.

As of December 31, 2009, the gross liability for uncertain tax positions was $130.2 million. We do not expect a material payment related to these obligations to be made within the next twelve months. We are unable to provide a reasonably reliable estimate of the timing of future payments relating to the uncertain tax positions.

The following table presents a summary of our commercial commitments at December 31, 2009:

	Commitment Expiration By Period				
	Within 1 Year	1-3 Years	3-5 Years	Beyond 5 Years	Total
	(Amounts in millions)				
Letters of credit	$398.1	$143.3	$38.4	$4.9	$584.7
Surety bonds	40.0	6.3	2.3	—	48.6
Total	$438.1	$149.6	$40.7	$4.9	$633.3

We expect to satisfy these commitments through performance under our contracts.

PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS

Our pension plans and postretirement benefit plans are accounted for using actuarial valuations required by ASC 715 "Compensation — Retirement Benefits." In accounting for retirement plans, management is required to make significant subjective judgments about a number of actuarial assumptions, including discount rates, salary growth, long-term rates of return on plan assets, retirement rates, turnover, health care cost trend rates and mortality rates. Depending on the assumptions and estimates used, the pension and postretirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect benefit obligations and future cash funding.

Plan Descriptions

We and certain of our subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time and part-time employees. Approximately 72% of total defined benefit pension plan assets and approximately 57% of defined benefit pension obligations are related to the U.S. qualified plan as of December 31, 2009. The assets for the U.S. qualified plan are held in a single trust with a common asset allocation. Unless specified otherwise, the references in this section are to all of our U.S. and non-U.S. plans.

Benefits under our defined benefit pension plans are based primarily on participants' compensation and years of credited service. Assets under our defined benefit pension plans consist primarily of equity and fixed-income securities. At December 31, 2009, the estimated fair market value of U.S. and non-U.S. plan assets for our defined benefit pension plans increased to $427.2 million from $289.0 million at December 31, 2008. Assets were allocated as follows:

	U.S. Plan	
Asset category	2009	2008
U.S. Large Cap	39%	
U.S. Small Cap	6%	
International Large Cap	11%	—
Equity securities	56%	66%
Long-Term Government / Credit	11%	
Intermediate Bond	32%	—
Fixed income	43%	30%
Multi-strategy hedge fund	1%	
Other	0%	—
Other	1%	4%

Asset category	Non-U.S. Plans	
	2009	2008
North American Companies	5%	
U.K. Companies	27%	
European Companies	8%	
Asian Pacific Companies	5%	
Global Equity	3%	
Emerging Markets	0%	
Equity securities	48%	47%
U.K. Government Gilt Index	19%	
U.K. Corporate Bond Index	15%	
Global Fixed Income Bond	15%	
Fixed income	49%	51%
Other	3%	2%

The projected benefit obligation ("Benefit Obligation") for our defined benefit pension plans was $606.7 million and $532.4 million as of December 31, 2009 and 2008, respectively.

The estimated prior service benefit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net pension expense in 2010 is $1.2 million. The estimated actuarial net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net pension expense in 2010 is $12.3 million. We amortize estimated prior service benefits and estimated net losses over the remaining expected service period or over the remaining expected lifetime of inactive participants for plans with only inactive participants.

None of our common stock is directly held by these plans.

We sponsor defined benefit postretirement medical plans covering certain current retirees and a limited number of future retirees in the U.S. These plans provide for medical and dental benefits and are administered through insurance companies. We fund the plans as benefits are paid, such that the plans hold no assets in any period presented. Accordingly, we have no investment strategy or targeted allocations for plan assets. The benefits under the plans are not available to new employees or most existing employees.

The Benefit Obligation for our defined benefit postretirement medical plans was $40.2 million and $43.1 million as of December 31, 2009 and 2008, respectively. The estimated prior service benefit for the defined benefit postretirement medical plans that will be amortized from accumulated other comprehensive loss into net pension expense in 2010 is $1.9 million. The estimated actuarial net benefit for the defined benefit postretirement medical plans that will be amortized from accumulated other comprehensive loss into net pension expense in 2010 is $2.3 million. We amortize estimated prior service benefits and estimated net gain over the remaining expected service period.

Accrual Accounting and Significant Assumptions

We account for pension benefits using the accrual method, recognizing pension expense before the payment of benefits to retirees. The accrual method of accounting for pension benefits necessarily requires actuarial assumptions concerning future events that will determine the amount and timing of the benefit payments.

Our key assumptions used in calculating our cost of pension benefits are the discount rate, the rate of compensation increase, and the expected long-term rate of return on plan assets. We, in consultation with our actuaries, evaluate the key actuarial assumptions and other assumptions used in calculating the cost of pension and postretirement benefits, such as discount rates, expected return on plan assets for funded plans, mortality rates, retirement rates and assumed rate of compensation increases, and determine such assumptions as of December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. Depending on the assumptions used, the pension and postretirement expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect Benefit Obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors. See discussion of our assumptions related to pension and postretirement benefits in the "Our Critical Accounting Estimates" section of this MD&A.

In 2009, net pension expense for our defined benefit pension plans included in income from continuing operations was $35.7 million compared with $29.5 million in 2008 and $32.1 million in 2007. The postretirement benefit (gain) expense for the postretirement medical plans was $(2.3) million in 2009 compared with $1.1 million in 2008 and $(0.1) million in 2007.

The following are assumptions related to our defined benefit pension plans as of December 31, 2009:

	U.S. Plan	Non-U.S. Plans
Weighted average assumptions used to determine Benefit Obligations:		
Discount rate	5.50%	5.41%
Rate of increase in compensation levels	4.80	3.58
Weighted average assumptions used to determine 2009 net pension expense:		
Long-term rate of return on assets	7.75%	4.38%
Discount rate	6.75	5.47
Rate of increase in compensation levels	4.80	3.07

The following provides a sensitivity analysis of alternative assumptions on the U.S. qualified and aggregate non-U.S. pension plans and U.S. postretirement plans.

Effect of Discount Rate Changes and Constancy of Other Assumptions:

	0.5% Increase	0.5% Decrease
	(Amounts in millions)	
U.S. defined benefit pension plan:		
Effect on net pension expense	$ (1.0)	$ 1.0
Effect on Benefit Obligation	(12.3)	13.2
Non-U.S. defined benefit pension plans:		
Effect on net pension expense	(1.0)	1.2
Effect on Benefit Obligation	(20.3)	21.8
U.S. Postretirement medical plans:		
Effect on postretirement medical expense	(0.1)	0.1
Effect on Benefit Obligation	(1.0)	1.1

Effect of Changes in the Expected Return on Assets and Constancy of Other Assumptions:

	0.5% Increase	0.5% Decrease
	(Amounts in millions)	
U.S. defined benefit pension plan:		
Effect on net pension expense	$(1.4)	$ 1.4
Effect on Benefit Obligation	N/A	N/A
Non-U.S. defined benefit pension plans:		
Effect on net pension expense	(0.5)	0.5
Effect on Benefit Obligation	N/A	N/A
U.S. Postretirement medical plans:		
Effect on postretirement medical expense	N/A	N/A
Effect on Benefit Obligation	N/A	N/A

As discussed below, accounting principles generally accepted in the U.S. ("GAAP") provide that differences between expected and actual returns are recognized over the average future service of employees.

At December 31, 2009, as compared to December 31, 2008, we decreased our discount rate for the U.S. plan from 6.75% to 5.50% based on an analysis of publicly-traded investment grade U.S. corporate bonds, which had a lower yield due to current market conditions. We decreased our average rate for non-U.S. plans from 5.47% to 5.41% based primarily on lower applicable iBoxx corporate AA bond indices for the United Kingdom and the Euro zone. We maintained our average assumed rate of compensation increase at 4.8% for the U.S. plan and increased the average rate of compensation increase for our Non-US plans from 3.07% to 3.58%. To determine the 2009 pension expense, we decreased the expected rate of return on U.S. plan assets from 8.00% to 7.75% and we increased our average rate of return on non-U.S. plan assets from 4.35% to 4.38%, primarily based on our target allocations and expected long-term asset returns. As the expected rate of return on plan assets is long-term in nature, short-term market changes do not significantly impact the rates.

We expect that the net pension expense for our defined benefit pension plans included in earnings before income taxes will be $0.3 million higher in 2010 than the $35.7 million in 2009, reflecting, among other things, the increased amortization of the actuarial net loss. We expect the 2010 benefit for the postretirement medical plan to be $2.2 million, primarily reflecting amortization of the increased actuarial net gain.

We have used discount rates of 5.50% and 5.25% at December 31, 2009, in calculating our estimated 2010 cost of pension benefits and cost of other postretirement benefits for U.S. plans, respectively.

The assumed ranges for the annual rates of increase in health care costs were 9.0% for 2009, 7.8% for 2008 and 8.8% for 2007, with a gradual decrease to 5.0% for 2031 and future years. If actual costs are higher than those assumed, this will likely put modest upward pressure on our expense for retiree health care.

Plan Funding

Our funding policy for defined benefit plans is to contribute at least the amounts required under applicable laws and local customs. We contributed $101.2 million, $71.0 million and $30.1 million to our defined benefit plans in 2009, 2008 and 2007, respectively. After consideration of the impact of our contributions in 2009, the partial recovery in 2009 of asset value declines in 2008 and our intent to remain fully-funded, we currently anticipate that our contribution to our U.S. pension plan in 2010 will be between $30 million and $40 million, excluding direct benefits paid, and we expect to contribute approximately $10 million to our non-U.S. pension plans.

For further discussions on pension and postretirement benefits, see Note 13 to our consolidated financial statements included in Item 8 of this Annual Report.

OUR CRITICAL ACCOUNTING ESTIMATES

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions to determine reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of related contingent assets and liabilities. These estimates and assumptions are based upon information available at the time of the estimates or assumptions, including our historical experience, where relevant. The most significant estimates made by management include: timing and amount of revenue recognition; deferred taxes, tax valuation allowances and tax reserves; reserves for contingent losses; retirement and postretirement benefits; and valuation of goodwill, indefinite-lived intangible assets and other long-lived assets. The significant estimates are reviewed quarterly by management, and management presents its views to the Audit Committee of our Board of Directors. Because of the uncertainty of factors surrounding the estimates, assumptions and judgments used in the preparation of our financial statements, actual results may differ from the estimates, and the difference may be material.

Our critical accounting policies are those policies that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following represent our critical accounting policies. For a summary of all of our significant accounting policies, see Note 1 to our consolidated financial statements included in Item 8 of this Annual Report. Management and our external auditors have discussed our critical accounting policies with the Audit Committee of our Board of Directors.

Revenue Recognition

Revenues for product sales are recognized when the risks and rewards of ownership are transferred to the customers, which is based on the contractual delivery terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions. In addition, our policy requires persuasive evidence of an arrangement, a fixed or determinable sales price and reasonable assurance of collectability. For contracts containing multiple elements, each having a determinable fair value, we recognize revenue in an amount equal to the element's pro rata share of the contract's fair value in accordance with the contractual delivery terms for each element. We defer the recognition of revenue when advance payments are received from customers before performance obligations have been completed and/or services have been performed. Freight charges billed to customers are included in sales and the related shipping costs are included in cost of sales in our consolidated statements of income.

Revenues for long-term contracts, which include contracts that exceed certain internal thresholds regarding the size and duration of the project and provide for the receipt of progress billings from the customer, are recorded on the percentage of completion method with progress measured on a cost-to-cost basis. Percentage of completion revenue represents less than 12% of our consolidated sales in 2009.

Revenue on service and repair contracts is recognized after services have been agreed to by the customer and rendered. Revenues generated under fixed fee service and repair contracts are recognized on a ratable basis over the term of the contract. These contracts can range in duration, but generally extend for up to five years. Fixed fee service contracts represent less than 1% of our consolidated sales in 2009.

In certain instances, we provide guaranteed completion dates under the terms of our contracts. Failure to meet contractual delivery dates can result in late delivery penalties or non-recoverable costs. In instances where the payment of such costs are deemed to be probable, we perform a project profitability analysis accounting for such costs as a reduction of realizable revenues, which could potentially cause estimated total project costs to exceed projected total revenues realized from the project. In such instances, we would record reserves to cover such excesses in the period they are determined, which would adversely affect our results of operations and financial position. In circumstances where the total projected reduced revenues still exceed total projected costs, the incurrence of unrealized incentive fees or non-recoverable costs generally reduces profitability of the project at the time of subsequent revenue recognition. Our reported results would change if different estimates were used for contract costs or if different estimates were used for contractual contingencies.

Deferred Taxes, Tax Valuation Allowances and Tax Reserves

We recognize valuation allowances to reduce the carrying value of deferred tax assets to amounts that we expect are more likely than not to be realized. Our valuation allowances primarily relate to the deferred tax assets established for certain tax credit carryforwards and net operating loss carryforwards for U.S. and non-U.S. subsidiaries, and we evaluate the realizability of our deferred tax assets by assessing the related valuation allowance and by adjusting the amount of these allowances, if necessary. We assess such factors as our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets in determining the sufficiency of our valuation allowances. Failure to achieve forecasted taxable income in the applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in our effective tax rate on future earnings. Implementation of different tax structures in certain jurisdictions could, if successful, result in future reductions of certain valuation allowances.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from uncertain tax positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We believe we have adequately provided for any reasonably foreseeable outcome related to these matters, and our future results may include favorable or unfavorable adjustments to our estimated tax liabilities. To the extent that the expected tax outcome of these matters changes, such changes in estimate will impact the income tax provision in the period in which such determination is made.

Reserves for Contingent Loss

Liabilities are recorded for various contingencies arising in the normal course of business when it is both probable that a loss has been incurred and such loss is estimable. Assessments of reserves are based on information obtained from our independent and in-house experts, including recent legal decisions and loss experience in similar situations. The recorded legal reserves are susceptible to changes due to new developments regarding the facts and circumstances of each matter, changes in political environments, legal venue and other factors. Recorded environmental reserves could change based on further analysis of our properties, technological innovation and regulatory environment changes.

Estimates of liabilities for unsettled asbestos-related claims are based on known claims and on our experience during the preceding two years for claims filed, settled and dismissed, with adjustments for events deemed unusual and unlikely to recur, and are included in retirement obligations and other liabilities in our consolidated balance sheets. A substantial majority of our asbestos-related claims are covered by insurance or indemnities. Estimated receivables from insurance carriers for unsettled claims and receivables for settlements and legal fees paid by us for asbestos-related claims are estimated using our historical experience with insurance recovery rates and estimates of future recoveries, which include estimates of coverage and financial viability of our insurance carriers. Estimated receivables are included in other assets, net in our consolidated balance sheets. Changes in claims filed, settled and dismissed and differences between actual and estimated settlement costs and insurance or indemnity recoveries could impact future expense.

Pension and Postretirement Benefits

We provide pension and postretirement benefits to certain of our employees, former employees, and their beneficiaries. The assets, liabilities and expenses we recognize and disclosures we make about plan actuarial and financial information are dependent on the assumptions used in calculating such amounts. The assumptions include factors such as discount rates, health care cost trend rates, inflation, expected rates of return on plan assets, retirement rates, mortality rates, rates of compensation increases and other factors.

The assumptions utilized to compute expense and benefit obligations are shown in Note 13 to our consolidated financial statements included in Item 8 of this Annual Report. These assumptions are assessed annually as of December 31 and adjustments are made as needed. In our review we evaluate prevailing market conditions and local laws and requirements in countries where plans are maintained, including appropriate rates of return, interest rates and medical inflation rates. We also compare our significant assumptions with our peers. The methodology to set our assumptions are:

- Discount rates are estimated using high quality debt securities based on corporate or government bond yields with a duration matching the expected benefit payments. For the U.S. the discount rate is obtained from an analysis of publicly-traded investment-grade corporate bonds to establish a weighted average discount rate. For plans in the United Kingdom and the EURO zone we use the most applicable iBoxx corporate AA bond indices. For other countries or regions without a corporate AA bond market, government bond rates are used. Our discount rate assumptions are impacted by changes in general economic and market conditions that affect interest rates on long-term high-quality debt securities, as well as the duration of our plans' liabilities.

- Health care cost trend rates are developed based upon historical retiree cost trend data, long-term health care outlook and industry benchmarks.
- The inflation assumptions are based upon both our specific trends and nationally expected trends.
- The expected rates of return on plan assets are derived from reviews of asset allocation strategies, expected long-term performance of asset classes, risks and other factors adjusted for our specific investment strategy. These rates are impacted by changes in general market conditions, but because they are long-term in nature, short-term market changes do not significantly impact the rates. Changes to our target asset allocation also impact these rates.
- Retirement rates are based upon actual and projected plan experience.
- Mortality rates are based on published actuarial tables relevant to the countries in which we have plans.
- The expected rates of compensation increase reflect estimates of the change in future compensation levels due to general price levels, seniority, age and other factors.

We evaluate the funded status of each retirement plan using current assumptions and determine the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations, cash flow requirements and other factors, and discuss our funding assumptions with the Finance Committee of our Board of Directors.

Valuation of Goodwill, Indefinite-Lived Intangible Assets and Other Long-Lived Assets

The initial recording of goodwill and intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets. We test the value of goodwill and indefinite-lived intangible assets for impairment as of December 31 each year or whenever events or circumstances indicate such assets may be impaired. The test for goodwill impairment involves significant judgment in estimating projections of fair value generated through future performance of each of the reporting units, which correlate to our operating segments. The test of indefinite-lived intangibles involves significant judgment in estimating projections of future sales levels.

Impairment losses for goodwill are recognized whenever the implied fair value of goodwill is less than the carrying value. We estimate the fair value of our reporting units based on an income approach, whereby we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. A discounted cash flow analysis requires us to make various judgmental assumptions about future sales, operating margins, growth rates and discount rates, which are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We did not record an impairment of goodwill in 2009, 2008 or 2007.

We also consider our market capitalization in our evaluation of the fair value of our goodwill. Our market capitalization increased in 2009 and did not indicate a potential impairment of our goodwill as of December 31, 2009.

Impairment losses for intangible assets are recognized whenever the estimated fair value is less than the carrying value. Fair values are calculated for trademarks using a "relief from royalty" method, which estimates the fair value of the trademarks by determining the present value of the royalty payments that are avoided as a result of owning the trademark. This method includes judgmental assumptions about sales growth and discount rates that are consistent with the assumptions used to determine the fair value of our reporting units discussed above. We did not record an impairment of our trademarks in 2009, 2008 or 2007.

The net realizable value of other long-lived assets, including property, plant and equipment, is reviewed periodically, when indicators of potential impairments are present, based upon an assessment of the estimated future cash flows related to those assets, utilizing a methodology similar to that for goodwill. Additional considerations related to our long-lived assets include expected maintenance and improvements, changes in expected uses and ongoing operating performance and utilization.

Due to uncertain market conditions and potential changes in strategy and product portfolio, it is possible that forecasts used to support asset carrying values may change in the future, which could result in non-cash charges that would adversely affect our financial condition and results of operations.

ACCOUNTING DEVELOPMENTS

We have presented the information about accounting pronouncements not yet implemented in Note 1 to our consolidated financial statements included in Item 8 of this Annual Report.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We have market risk exposure arising from changes in interest rates and foreign currency exchange rate movements. We are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, including interest rate swaps and forward exchange contracts, but we currently expect all counterparties will continue to meet their obligations given their current creditworthiness.

Interest Rate Risk

Our earnings are impacted by changes in short-term interest rates as a result of borrowings under our Credit Facilities, which bear interest based on floating rates. At December 31, 2009, after the effect of interest rate swaps, we had $159.0 million of variable rate debt obligations outstanding under our Credit Facilities with a weighted average interest rate of 1.81%. A hypothetical change of 100 basis points in the interest rate for these borrowings, assuming constant variable rate debt levels, would have changed interest expense by $1.6 million for the year ended December 31, 2009. At both December 31, 2009 and 2008, we had $385.0 of notional amount in outstanding interest rate swaps with third parties with varying maturities through December 2010.

Foreign Currency Exchange Rate Risk

A substantial portion of our operations are conducted by our subsidiaries outside of the U.S. in currencies other than the U.S. dollar. Almost all of our non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. Foreign currency exposures arise from translation of foreign-denominated assets and liabilities into U.S. dollars and from transactions, including firm commitments and anticipated transactions, denominated in a currency other than a non-U.S. subsidiary's functional currency. Generally, we view our investments in foreign subsidiaries from a long-term perspective and, therefore, do not hedge these investments. We use capital structuring techniques to manage our investment in foreign subsidiaries as deemed necessary. We realized net gains (losses) associated with foreign currency translation of $63.0 million, $(126.7) million and $50.2 million for the years ended December 31, 2009, 2008 and 2007, respectively, which are included in other comprehensive income (expense).

Based on a sensitivity analysis at December 31, 2009, a 10% change in the foreign currency exchange rates for the year ended December 31, 2009 would have impacted our net earnings by approximately $31.2 million, due primarily to the Euro. This calculation assumes that all currencies change in the same direction and proportion relative to the U.S. dollar and that there are no indirect effects, such as changes in non-U.S. dollar sales volumes or prices. This calculation does not take into account the impact of the foreign currency forward exchange contracts discussed below. See discussion of the impact in 2010 of the devaluation of the Venezuelan Bolivar in Note 21 to our consolidated financial statements included in Item 8 of this Annual Report.

We employ a foreign currency risk management strategy to minimize potential changes in cash flows from unfavorable foreign currency exchange rate movements. Where available, the use of forward exchange contracts allows us to mitigate transactional exposure to exchange rate fluctuations as the gains or losses incurred on the forward exchange contracts will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Our policy allows foreign currency coverage only for identifiable foreign currency exposures, and changes in the fair values of these instruments are included in other income, net in the accompanying consolidated statements of income. As of December 31, 2009, we had a U.S. dollar equivalent of $309.6 million in aggregate notional amount outstanding in forward exchange contracts with third parties, compared with $555.7 million at December 31, 2008.

Transactional currency gains and losses arising from transactions outside of our sites' functional currencies and changes in fair value of certain forward exchange contracts are included in our consolidated results of operations. We recognized foreign currency net (losses) gains of $(7.8) million, $16.6 million and $6.3 million for the years ended December 31, 2009, 2008, and 2007, respectively, which is included in other (expense) income, net in the accompanying consolidated statements of income.

Hedging related transactions, which are related to interest rate swaps and recorded to other comprehensive (expense) income, net of deferred taxes, are summarized below:

	Year Ended December 31,		
	2009	**2008**	**2007**
	(Amounts in thousands)		
(Loss) gain reclassified from accumulated other comprehensive income into income for settlements, net of tax	$(5,980)	$ 2,863	$(1,553)
(Loss) gain recognized in other comprehensive income, net of tax	(2,473)	(1,243)	(5,458)
Cash flow hedging activity, net of tax	$ 3,507	$(4,106)	$(3,905)

We expect to recognize (losses) gains of $(3.5) million and $0.3 million, net of deferred taxes, into earnings in 2010 and 2011, respectively, related to interest rate swap agreements based on their fair values at December 31, 2009.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Flowserve Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Flowserve Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it calculates earnings per share and the manner in which it accounts for noncontrolling interests in 2009 and changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
February 24, 2010

FLOWSERVE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(Amounts in thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 654,320	$ 472,056
Accounts receivable, net	791,722	808,522
Inventories, net	795,233	834,612
Deferred taxes	145,864	126,890
Prepaid expenses and other	112,183	90,345
Total current assets	2,499,322	2,332,425
Property, plant and equipment, net	560,472	547,235
Goodwill	864,927	828,395
Deferred taxes	31,324	32,561
Other intangible assets, net	124,678	121,919
Other assets, net	168,171	161,159
Total assets	$4,248,894	$4,023,694
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 493,306	$ 598,498
Accrued liabilities	916,945	967,099
Debt due within one year	27,355	27,731
Deferred taxes	20,477	14,668
Total current liabilities	1,458,083	1,607,996
Long-term debt due after one year	539,373	545,617
Retirement obligations and other liabilities	449,691	495,883
Commitments and contingencies	—	—
Shareholders' equity:		
Common shares, $1.25 par value	73,594	73,477
Shares authorized — 120,000		
Shares issued — 58,875 and 58,781, respectively		
Capital in excess of par value	611,745	586,371
Retained earnings	1,526,774	1,159,634
	2,212,113	1,819,482
Treasury shares, at cost — 3,919 and 3,566 shares, respectively	(275,656)	(248,073)
Deferred compensation obligation	8,684	7,678
Accumulated other comprehensive loss	(149,028)	(211,320)
Noncontrolling interests	5,634	6,431
Total equity	1,801,747	1,374,198
Total liabilities and equity	$4,248,894	$4,023,694

See accompanying notes to consolidated financial statements.

FLOWSERVE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands, except per share data)		
Sales	$ 4,365,262	$ 4,473,473	$ 3,762,694
Cost of sales	(2,817,130)	(2,893,161)	(2,514,972)
Gross profit	1,548,132	1,580,312	1,247,722
Selling, general and administrative expense	(934,451)	(981,597)	(854,527)
Net earnings from affiliates	15,836	16,963	18,695
Operating income	629,517	615,678	411,890
Interest expense	(40,005)	(51,293)	(60,119)
Interest income	3,247	8,392	4,324
Other (expense) income, net	(7,968)	20,163	5,947
Earnings before income taxes	584,791	592,940	362,042
Provision for income taxes	(156,460)	(147,721)	(104,294)
Net earnings, including noncontrolling interests	428,331	445,219	257,748
Less: Net earnings attributable to noncontrolling interests	(444)	(2,806)	(1,974)
Net earnings of Flowserve Corporation	$ 427,887	$ 442,413	$ 255,774
Net earnings per share of Flowserve Corporation common shareholders:			
Basic	$ 7.66	$ 7.75	$ 4.48
Diluted	7.59	7.71	4.44
Cash dividends declared per share	$ 1.08	$ 1.00	$ 0.60

See accompanying notes to consolidated financial statements.

FLOWSERVE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Net earnings, including noncontrolling interests	$428,331	$ 445,219	$257,748
Other comprehensive income (expense):			
Foreign currency translation adjustments, net of tax	63,049	(126,703)	50,151
Pension and other postretirement effects, net of tax	(3,603)	(59,977)	24,183
Cash flow hedging activity, net of tax	3,507	(4,106)	(3,905)
Other comprehensive income (expense)	62,953	(190,786)	70,429
Comprehensive income, including noncontrolling interests	491,284	254,433	328,177
Comprehensive income attributable to noncontrolling interests	(1,105)	(1,956)	(3,447)
Comprehensive income of Flowserve Corporation	$490,179	$ 252,477	$324,730

See accompanying notes to consolidated financial statements.

FLOWSERVE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Deferred Compensation Obligation	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Shares	Amount			Shares	Amount				
					(Amounts in thousands)					
Balance — January 1, 2007	58,631	$73,289	$543,159	$ 582,767	(2,609)	$ (95,262)	$6,973	$ (90,340)	$ 4,096	$1,024,682
Stock activity under stock plans	84	105	(19,164)	—	910	33,031	—	—	—	13,972
Stock-based compensation	—	—	25,306	40	—	—	—	—	—	25,346
Tax benefit associated with stock-based compensation	—	—	12,431	—	—	—	—	—	—	12,431
Adoption of accounting for uncertain tax positions	—	—	—	(29,819)	—	—	—	—	—	(29,819)
Net earnings	—	—	—	255,774	—	—	—	—	1,974	257,748
Cash dividends declared	—	—	—	(34,396)	—	—	—	—	—	(34,396)
Repurchase of common shares	—	—	—	—	(707)	(39,550)	—	—	—	(39,550)
Increases to obligation for new deferrals	—	—	—	—	—	—	416	—	—	416
Compensation obligations satisfied	—	—	—	—	—	—	(739)	—	—	(739)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	48,678	1,473	50,151
Pension and other postretirement effects, net of tax	—	—	—	—	—	—	—	24,183	—	24,183
Cash flow hedging activity, net of tax	—	—	—	—	—	—	—	(3,905)	—	(3,905)
Sale of shares to noncontrolling interests	—	—	—	—	—	—	—	—	1,577	1,577
Dividends paid on noncontrolling interests	—	—	—	—	—	—	—	—	(1,880)	(1,880)
Balance — December 31, 2007	58,715	$73,394	$561,732	$ 774,366	(2,406)	$(101,781)	$6,650	$ (21,384)	$ 7,240	$1,300,217
Stock activity under stock plans	66	83	(20,200)	—	581	18,658	—	—	—	(1,459)
Stock-based compensation	—	—	32,642	61	—	—	—	—	—	32,703
Tax benefit associated with stock-based compensation	—	—	12,197	—	—	—	—	—	—	12,197
Net earnings	—	—	—	442,413	—	—	—	—	2,806	445,219
Cash dividends declared	—	—	—	(57,206)	—	—	—	—	—	(57,206)
Repurchase of common shares	—	—	—	—	(1,741)	(164,950)	—	—	—	(164,950)
Increases to obligation for new deferrals	—	—	—	—	—	—	1,544	—	—	1,544
Compensation obligations satisfied	—	—	—	—	—	—	(516)	—	—	(516)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(125,853)	(850)	(126,703)
Pension and other postretirement effects, net of tax	—	—	—	—	—	—	—	(59,977)	—	(59,977)
Cash flow hedging activity, net of tax	—	—	—	—	—	—	—	(4,106)	—	(4,106)
Purchase of shares from noncontrolling interests	—	—	—	—	—	—	—	—	(874)	(874)
Dividends paid on noncontrolling interests	—	—	—	—	—	—	—	—	(1,891)	(1,891)
Balance — December 31, 2008	58,781	$73,477	$586,371	$1,159,634	(3,566)	$(248,073)	$7,678	$(211,320)	$ 6,431	$1,374,198
Stock activity under stock plans	94	117	(15,733)	—	192	13,372	—	—	—	(2,244)
Stock-based compensation	—	—	40,660	91	—	—	—	—	—	40,751
Tax benefit associated with stock-based compensation	—	—	447	—	—	—	—	—	—	447
Net earnings	—	—	—	427,887	—	—	—	—	444	428,331
Cash dividends declared	—	—	—	(60,838)	—	—	—	—	—	(60,838)
Repurchase of common shares	—	—	—	—	(545)	(40,955)	—	—	—	(40,955)
Increases to obligation for new deferrals	—	—	—	—	—	—	1,406	—	—	1,406
Compensation obligations satisfied	—	—	—	—	—	—	(400)	—	—	(400)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—		62,388	661	63,049
Pension and other postretirement effects, net of tax	—	—	—	—	—	—	—	(3,603)	—	(3,603)
Cash flow hedging activity, net of tax	—	—	—	—	—	—	—	3,507	—	3,507
Sale of shares to noncontrolling interests	—	—	—	—	—	—	—	—	327	327
Dividends paid on noncontrolling interests	—	—	—	—	—	—	—	—	(2,229)	(2,229)
Balance — December 31, 2009	58,875	$73,594	$611,745	$1,526,774	(3,919)	$(275,656)	$8,684	$(149,028)	$ 5,634	$1,801,747

See accompanying notes to consolidated financial statements.

FLOWSERVE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Cash flows — Operating activities:			
Net earnings, including noncontrolling interests	$ 428,331	$ 445,219	$ 257,748
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	85,585	71,584	67,836
Amortization of intangible and other assets	9,860	9,858	9,875
Amortization of deferred loan costs	2,208	1,822	1,752
Write-off of unamortized deferred loan costs and discount	—	—	429
Net loss (gain) on the disposition of assets	864	(5,688)	(7,613)
Gain on acquisition-related contingent consideration	(4,448)	—	—
Gain on bargain purchase	—	(2,809)	—
Excess tax benefits from stock-based payment arrangements	(1,174)	(12,531)	(11,936)
Stock-based compensation	40,751	32,703	25,345
Net earnings from affiliates, net of dividends received	(4,189)	(8,519)	(10,616)
Change in assets and liabilities, net of acquisitions:			
Accounts receivable, net	50,730	(195,097)	(82,372)
Inventories, net	74,674	(195,529)	(101,783)
Prepaid expenses and other	20,840	(21,664)	(26,568)
Other assets, net	1,559	(18,179)	(9,790)
Accounts payable	(104,679)	99,768	75,200
Accrued liabilities and income taxes payable	(106,810)	228,944	230,559
Retirement obligations and other liabilities	(71,623)	31,501	17,285
Net deferred taxes	8,798	(52,593)	(17,683)
Net cash flows provided by operating activities	431,277	408,790	417,668
Cash flows — Investing activities:			
Capital expenditures	(108,448)	(126,932)	(88,975)
Proceeds from disposal of assets	556	7,311	13,404
Payments for acquisitions, net of cash acquired	(30,750)	—	(2,312)
Net cash flows used by investing activities	(138,642)	(119,621)	(77,883)
Cash flows — Financing activities:			
Excess tax benefits from stock-based payment arrangements	1,174	12,531	11,936
Payments on long-term debt	(5,682)	(5,682)	(2,841)
Payment of deferred loan costs	(2,764)	—	(1,399)
Net (payments) borrowings under other financing arrangements	(684)	14,938	(3,751)
Repurchase of common shares	(40,955)	(164,950)	(44,798)
Payments of dividends	(59,204)	(51,481)	(25,681)
Proceeds from stock option activity	2,939	11,940	16,693
Dividends paid to noncontrolling interests	(2,229)	(1,891)	(1,880)
Sale (purchase) of shares to/from noncontrolling interests	327	(874)	1,577
Net cash flows used by financing activities	(107,078)	(185,469)	(50,144)
Effect of exchange rate changes on cash	(3,293)	(4,882)	13,140
Net change in cash and cash equivalents	182,264	98,818	302,781
Cash and cash equivalents at beginning of year	472,056	373,238	70,457
Cash and cash equivalents at end of year	$ 654,320	$ 472,056	$ 373,238
Income taxes paid (net of refunds)	$ 189,520	$ 112,545	$ 64,663
Interest paid	38,067	49,634	59,550

See accompanying notes to consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING DEVELOPMENTS

We produce engineered and industrial pump and pump systems, engineered and industrial valves, control valves, actuators, controls, mechanical seals, auxiliary systems and provide a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by us is predominantly used in industries that deal with difficult-to-handle and corrosive fluids, as well as environments with extreme temperatures, pressure, horsepower and speed. Our business is affected by economic conditions in the United States ("U.S.") and other countries where our products are sold and serviced, by the cyclical nature of the oil and gas, chemical, power generation, water management and other industries served, by the relationship of the U.S. dollar to other currencies and by the demand for and pricing of our customers' end products.

Certain reclassifications and retrospective adjustments have been made to prior period information to conform to current period presentation. These reclassifications and retrospective adjustments primarily result from our adoption of guidance related to (1) noncontrolling interests under Accounting Standards Codification ("ASC") 810, "Consolidation," and (2) the two-class method of calculating Earnings Per Share ("EPS") under ASC 260, "Earnings Per Share."

Principles of Consolidation — The consolidated financial statements include the accounts of our company and our wholly and majority-owned subsidiaries. In addition, we consolidate any variable interest entities for which we are deemed to be the primary beneficiary. Minority interests of non-affiliated parties have been recognized for all majority-owned consolidated subsidiaries. Intercompany profits, transactions and balances among consolidated entities have been eliminated from our consolidated financial statements. Investments in unconsolidated affiliated companies, which represent non-controlling ownership interests between 20% and 50%, are accounted for using the equity method, which approximates our equity interest in their underlying equivalent net book value under accounting principles generally accepted in the United States of America ("GAAP"). Investments in interests where we own less than 20% of the investee are accounted for by the cost method, whereby income is only recognized in the event of dividend receipt. Investments accounted for by the cost method are tested annually for impairment.

Use of Estimates — The process of preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses. Management believes its estimates and assumptions are reasonable; however, actual results may differ materially from such estimates. The most significant estimates and assumptions made by management are used in determining:

- Revenue recognition, net of liquidated damages and other delivery penalties;
- Income taxes, deferred taxes, tax valuation allowances and tax reserves;
- Reserves for contingent loss;
- Retirement and postretirement benefits; and
- Valuation of goodwill, indefinite-lived intangible assets and other long-lived assets.

Revenue Recognition — Revenues for product sales are recognized when the risks and rewards of ownership are transferred to the customers, which is based on the contractual delivery terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions. In addition, our policy requires persuasive evidence of an arrangement, a fixed or determinable sales price and reasonable assurance of collectibility. For contracts containing multiple elements, each having a determinable fair value, we recognize revenue in an amount equal to the element's pro rata share of the contract's fair value in accordance with the contractual delivery terms for each element. We defer the recognition of revenue when advance payments are received from customers before performance obligations have been completed and/or services have been performed. Freight charges billed to customers are included in sales and the related shipping costs are included in cost of sales in our consolidated statements of income.

Revenues for long-term contracts, which include contracts that exceed certain internal thresholds regarding the size and duration of the project and provide for the receipt of progress billings from the customer, are recorded on the percentage of completion method with progress measured on a cost-to-cost basis. Percentage of completion revenue represents less than 12% of our consolidated sales for each year presented.

Revenue on service and repair contracts is recognized after services have been agreed to by the customer and rendered. Revenues generated under fixed fee service and repair contracts are recognized on a ratable basis over the term of the contract. These contracts can range in duration, but generally extend for up to five years. Fixed fee service contracts represent less than 1% of consolidated sales for each year presented.

In certain instances, we provide guaranteed completion dates under the terms of our contracts. Failure to meet contractual delivery dates can result in late delivery penalties or non-recoverable costs. In instances where the payment of such costs are deemed to be probable, we perform a project profitability analysis accounting for such costs as a reduction of realizable revenues, which could potentially cause estimated total project costs to exceed projected total revenues realized from the project. In such instances, we would record reserves to cover such excesses in the period they are determined, which would adversely affect our results of operations and financial position. In circumstances where the total projected reduced revenues still exceed total projected costs, the incurrence of unrealized incentive fees or non-recoverable costs generally reduces profitability of the project at the time of subsequent revenue recognition. Our reported results would change if different estimates were used for contract costs or if different estimates were used for contractual contingencies.

Cash and Cash Equivalents — We place temporary cash investments with financial institutions and, by policy, invest in those institutions and instruments that have minimal credit risk and market risk. These investments, with an original maturity of three months or less when purchased, are classified as cash equivalents. They are highly liquid and principal values are not subject to significant risk of change due to interest rate fluctuations.

Allowance for Doubtful Accounts and Credit Risk — The allowance for doubtful accounts is established based on estimates of the amount of uncollectible accounts receivable, which is determined principally based upon the aging of the accounts receivable, but also customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. Customer credit issues, customer bankruptcies or general economic conditions may also impact our estimates.

Credit risks are mitigated by the diversity of our customer base across many different geographic regions and industries and performing creditworthiness analyses on such customers. Additionally, we mitigate credit risk through letters of credit and advance payments received from our customers. As of December 31, 2009, and 2008, we do not believe that we have any significant concentrations of credit risk.

Inventories and Related Reserves — Inventories are stated at the lower-of-cost or market. Cost is determined by the first-in, first-out method. Reserves for excess and obsolete inventories are based upon our assessment of market conditions for our products determined by historical usage and estimated future demand. Due to the long life cycles of our products, we carry spare parts inventories that have historically low usage rates and provide reserves for such inventory based on demonstrated usage and aging criteria.

Income Taxes, Deferred Taxes, Tax Valuation Allowances and Tax Reserves — We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. We record valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of our ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax strategies. These estimates could be impacted by changes in the amount and geographical source of future income and the results of implementation or alteration of tax planning strategies.

We provide deferred taxes for the temporary differences associated with our investment in foreign subsidiaries that have a financial reporting basis that exceeds tax basis, unless we can assert permanent reinvestment in foreign jurisdictions. Financial reporting basis and tax basis differences in investments in foreign subsidiaries consist of both unremitted earnings and losses, as well as foreign currency translation adjustments.

The amount of income taxes we pay is subject to ongoing audits by federal, state, and foreign tax authorities, which often result in proposed assessments. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate.

On January 1, 2007, we adopted ASC 740, "Income Taxes," which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

While we believe we have adequately provided for any reasonably foreseeable outcome related to these matters, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities. To the extent that the expected tax outcome of these matters changes, such changes in estimate will impact the income tax provision in the period in which such determination is made.

Legal and Environmental Accruals — Legal and environmental reserves are recorded based upon a case-by-case analysis of the relevant facts and circumstances and an assessment of potential legal obligations and costs. Amounts relating to legal and environmental liabilities are recorded when it is probable that a loss has been incurred and such loss is estimable. Assessments of legal and environmental costs are based on information obtained from our independent and in-house experts and our loss experience in similar situations. These estimates may change in the future due to new developments regarding the facts and circumstances of each matter.

Estimates of liabilities for unsettled asbestos-related claims are based on known claims and on our experience during the preceding two years for claims filed, settled and dismissed, and are included in accrued liabilities and retirement obligations and other liabilities, as applicable, in our consolidated balance sheets. A substantial majority of our asbestos-related claims are covered by insurance or indemnities. Estimated recoveries from insurance carriers for unsettled claims and receivables for settlements and legal fees paid by us for asbestos-related claims are estimated using our historical experience with insurance recovery rates and estimates of future recoveries, which include estimates of coverage and financial viability of our insurance carriers. Estimated recoveries are included in other assets, net in our consolidated balance sheets. Changes in claims filed, settled and dismissed, with adjustments for events deemed unusual and unlikely to recur, and differences between actual and estimated settlement costs and insurance or indemnity recoveries could impact future expense.

Warranty Accruals — Warranty obligations are based upon product failure rates, materials usage, service delivery costs, an analysis of all identified or expected claims and an estimate of the cost to resolve such claims. The estimates of expected claims are generally a factor of historical claims and known product issues. Warranty obligations based on these factors are adjusted based on historical sales trends for the preceding 24 months. Changes in claim rates, differences between actual and expected warranty costs, and sales trends could impact warranty obligation estimates, which might have adverse effects on our consolidated results of operations and financial position.

Insurance Accruals — Insurance accruals are recorded for wholly or partially self-insured risks such as medical benefits and workers' compensation and are based upon an analysis of our claim loss history, insurance deductibles, policy limits and other relevant factors and are included in accrued liabilities in our consolidated balance sheets. The estimates are based upon information received from actuaries, insurance company adjusters, independent claims administrators or other independent sources. Changes in claims and differences between actual and expected claim losses could impact future accruals. Receivables from insurance carriers are estimated using our historical experience with insurance recovery rates and estimates of future recoveries, which include estimates of coverage and financial viability of our insurance carriers. Estimated receivables are included in accounts receivable, net and other assets, net, as applicable, in our consolidated balance sheets.

Pension and Postretirement Obligations — Determination of retirement and postretirement benefits obligations is based on estimates made by management in consultation with independent actuaries and investment advisors. Inherent in these valuations are assumptions including discount rates, expected rates of return on plan assets, retirement rates, mortality rates and rates of compensation increase and other factors. Current market conditions, including changes in rates of return, interest rates and medical inflation rates, are considered in selecting these assumptions.

Actuarial gains and losses and prior service costs are recognized in accumulated other comprehensive loss as they arise and we amortize these costs into net pension expense over the remaining expected service period.

Valuation of Goodwill, Indefinite-Lived Intangible Assets and Other Long-Lived Assets — The value of goodwill and indefinite-lived intangible assets is tested annually for impairment at December 31 or whenever events or circumstances indicate such assets may be impaired. Impairment for goodwill and indefinite-lived intangibles is assessed at the reporting unit level, which correlates to our operating segments. We consider each of our operating segments to constitute a business with discrete financial information that management regularly reviews. The net realizable value of other long-lived assets, including property, plant and equipment, is reviewed periodically, when indicators of potential impairment conditions are present, based upon an assessment of the estimated future cash flows related to those assets.

Property, Plant, and Equipment, and Depreciation — Property, plant and equipment are stated at historical cost, less accumulated depreciation. If asset retirement obligations exist, they are capitalized as part of the carrying amount of the asset and depreciated over the remaining useful life of the asset. The useful lives of leasehold improvements are the lesser of the remaining lease term or the useful life of the improvement. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in income from operations for the period. Depreciation is computed by the straight-line method based on the estimated useful lives of the depreciable assets. Generally, the estimated useful lives of the assets are:

Buildings and improvements	10 to 40 years
Furniture and fixtures	3 to 7 years
Machinery and equipment	3 to 12 years
Capital leases (based on lease term)	3 to 25 years

Costs related to routine repairs and maintenance are expensed as incurred.

Internally Developed Software — We capitalize certain costs associated with the development of internal-use software. Generally, these costs are related to significant software development projects and are amortized over their estimated useful life, typically three to five years, upon implementation of the software.

Intangible Assets — Intangible assets, excluding trademarks (which are considered to have an indefinite life), consist primarily of engineering drawings, distribution networks, software, patents and other items that are being amortized over their estimated useful lives generally ranging from 3 to 40 years. These assets are reviewed for impairment whenever events and circumstances indicate impairment may have occurred.

Deferred Loan Costs — Deferred loan costs, consisting of fees and other expenses associated with debt financing, are amortized over the term of the associated debt using the effective interest method. Additional amortization is recorded in periods where optional prepayments on debt are made.

Fair Values of Financial Instruments — The carrying amounts of our financial instruments approximated fair value at December 31, 2009. The carrying amounts of our financial instruments approximated fair value at December 31, 2008, except for our Term Loan. The interbank market for our Term Loan implied a fair value of approximately $495 million at December 31, 2008, as compared with a carrying value of $549.7 million. We believe this is reflective of the general global economic conditions as of December 31, 2008.

Assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Hierarchical levels, as defined by ASC 820, "Fair Value Measurements and Disclosures," are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities. An asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Hierarchical levels are as follows:

Level I — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II — Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III — Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Derivatives and Hedging Activities — As part of our risk management strategy, we enter into derivative contracts to mitigate certain financial risks related to foreign currencies and interest rates. We have a risk-management and derivatives policy outlining the conditions under which we can enter into financial derivative transactions.

We employ a foreign currency economic hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. This strategy also minimizes potential gains from favorable exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from translation of foreign-denominated assets and liabilities into U.S. dollars. The primary currencies in which we operate, in addition to the U.S. Dollar, are the Argentina Peso, Australian Dollar, Brazilian Real, British Pound, Canadian Dollar, Chinese Yuan, Colombian Peso, Euro, Indian Rupee, Japanese Yen, Mexican Peso, Singapore Dollar, Swedish Krona and Venezuelan Bolivar. We enter into interest rate swap agreements for the purpose of hedging our exposure to floating interest rates on certain portions of our debt.

Our policy to achieve hedge accounting treatment requires us to document all relationships between hedging instruments and hedged items, our risk management objective and strategy for entering into hedges and whether we intend to designate a formal hedge accounting relationship. This process includes linking all derivatives that are designated in a formal hedge accounting relationship as fair value, cash flow or foreign currency hedges of (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. In cases where we designate a hedge, we assess (both at the inception of the hedge and on an ongoing basis) whether the derivatives have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. Failure to demonstrate effectiveness in offsetting exposures retroactively or prospectively would cause us to deem the hedge ineffective.

All derivatives are recognized on the balance sheet at their fair values. For derivatives that do not qualify for hedge accounting or for which we have not elected to apply hedge accounting, which includes substantially all of our forward exchange contracts, the changes in the fair values of these derivatives are recognized in other (expense) income, net in the consolidated statements of income.

At the inception of a new derivative contract for which formal hedge accounting has been elected, our policy requires us to designate the derivative as (1) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); or (2) a foreign currency fair value (a "foreign currency") hedge. Changes in the fair value of a derivative that is highly effective, documented, designated, and qualified as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows of the hedged transaction. Changes in the fair value of foreign currency hedges are recorded in other comprehensive income (loss) since they satisfy the accounting criteria for a cash flow hedge. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative do not mirror the change in the cash flow of the forecasted transaction) is recorded in current period earnings. For effective hedges, the changes in the value of the hedged item are also recorded as a component of other comprehensive income (loss), if the underlying has been recognized on the balance sheet. Upon settlement, realized gains and losses are recognized in other income in the consolidated statements of income.

We discontinue hedge accounting when:

- we deem the hedge to be ineffective and determine that the designation of the derivative as a hedging instrument is no longer appropriate;
- the derivative no longer effectively offsets changes in the cash flows of a hedged item (such as firm commitments or contracts);
- the derivative expires, terminates or is sold; or
- occurrence of the contracted or committed transaction is no longer probable, or will not occur in the originally expected period.

When hedge accounting is discontinued and the derivative remains outstanding, we carry the derivative at its estimated fair value on the balance sheet, recognizing changes in the fair value in current period earnings. If a cash flow hedge becomes ineffective, any deferred gains or losses on the cash flow hedge remain in accumulated other comprehensive loss until the exposure relating to the item underlying the hedge is recognized. If it becomes probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

Foreign Currency Translation — Assets and liabilities of our foreign subsidiaries are translated to U.S. dollars at exchange rates prevailing at the balance sheet date, while income and expenses are translated at average rates for each month. Translation gains and losses are generally reported as a component of accumulated other comprehensive loss.

Transaction and translation gains and losses arising from intercompany balances are reported as a component of accumulated other comprehensive loss when the underlying transaction stems from a long-term equity investment or from debt designated as not due in the foreseeable future. Otherwise, we recognize transaction gains and losses arising from intercompany transactions as a component of income. Where intercompany balances are not long-term investment related or not designated as due beyond the foreseeable future, we may mitigate risk associated with foreign currency fluctuations by entering into forward exchange contracts. See Note 8 for further discussion of these forward exchange contracts.

Transactional currency gains and losses arising from transactions in currencies other than our sites' functional currencies and changes in fair value of forward exchange contracts that do not qualify for hedge accounting are included in our consolidated results of operations. For the years ended December 31, 2009, 2008 and 2007, we recognized net (losses) gains of $(7.8) million, $16.6 million and $6.3 million of such amounts in other (expense) income, net in the accompanying consolidated statements of income.

Stock-Based Compensation — Stock-based compensation is measured at the grant — date fair value. It is our policy to set the exercise price of stock option awards and the value of restricted share, restricted share unit and performance-based unit awards (collectively referred to as "Restricted Shares") at the closing price of our common stock on the New York Stock Exchange on the date of grant, which is the date such grants are authorized by our Board of Directors. Restricted share units and performance-based units refer to restricted awards that do not have voting rights and accrue dividends, which are forfeited if vesting does not occur.

Options are expensed using the graded vesting model, whereby we recognize compensation cost over the requisite service period for each separately vesting tranche of the award. We adjust share-based compensation at least annually for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The intrinsic value of Restricted Shares, which is typically the product of share price at the date of grant and the number of Restricted Shares granted, is amortized on a straight-line basis to compensation expense over the periods in which the restrictions lapse based on the expected number of shares that will vest. The forfeiture rate is based on unvested Restricted Shares forfeited compared with original total Restricted Shares granted over a 4-year period, excluding significant forfeiture events that are not expected to recur.

Earnings Per Share — Effective January 1, 2009, we adopted the two-class method of calculating EPS. We have retrospectively adjusted earnings per common share for all prior periods presented. The "two-class" method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security as if all earnings for the period had been distributed. Unvested restricted share awards that earn non-forfeitable dividend rights qualify as participating securities and, accordingly, are now included in the basic computation as such. Our unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, the presentation below is prepared on a combined basis and is presented as earnings per common share. Previously, such unvested restricted shares were not included as outstanding within basic earnings per common share and were included in diluted earnings per common share pursuant to the treasury stock method. The following is a reconciliation of net earnings of Flowserve Corporation and weighted average shares for calculating basic net earnings per common share.

Earnings per weighted average common share outstanding was calculated as follows:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands, except per share data)		
Net earnings of Flowserve Corporation	$427,887	$442,413	$255,774
Dividends on restricted shares not expected to vest	23	28	20
Earnings attributable to common and participating shareholders	$427,910	$442,441	$255,794
Weighted average shares:			
Common stock	55,400	56,601	56,449
Participating securities	440	497	709
Denominator for basic earnings per common share	55,840	57,098	57,158
Effect of potentially dilutive securities	522	298	441
Denominator for diluted earnings per common share	56,362	57,396	57,599
Net earnings per share of Flowserve Corporation common shareholders:			
Basic	$ 7.66	$ 7.75	$ 4.48
Diluted	7.59	7.71	4.44

Diluted earnings per share above is based upon the weighted average number of shares as determined for basic earnings per share plus shares potentially issuable in conjunction with stock options, restricted share units and performance share units.

For each of the three years ended December 31, 2009, 2008 and 2007, we had no options to purchase common stock that were excluded from the computations of potentially dilutive securities.

We have retrospectively adjusted the prior period to reflect the results that would have been reported had we applied the provisions of the two-class method for computing earnings per common share for all periods presented. The effects of the change as it relates to our net earnings per share of Flowserve Corporation common shareholders are as follows:

	Year Ended December 31, 2008	
	Basic	Diluted
As previously reported	$ 7.82	$ 7.74
Effect of adoption of the two-class method	(0.07)	(0.03)
As retrospectively adjusted	$ 7.75	$ 7.71

	Year Ended December 31, 2007	
	Basic	Diluted
As previously reported	$ 4.53	$ 4.46
Effect of adoption of the two-class method	(0.05)	(0.02)
As retrospectively adjusted	$ 4.48	$ 4.44

Research and Development Expense — Research and development costs are charged to expense when incurred. Aggregate research and development costs included in selling, general and administrative expenses were $29.4 million, $34.0 million and $29.1 million in 2009, 2008 and 2007, respectively. Costs incurred for research and development primarily include salaries and benefits and consumable supplies, as well as rent, professional fees, utilities, and the depreciation of property and equipment used in research and development activities.

Business Combinations — All business combinations referred to in these financial statements used the purchase method of accounting, under which we allocate the purchase price to the identifiable tangible and intangible assets and liabilities, recognizing goodwill when the purchase price exceeds fair value of such identifiable assets, net of liabilities assumed.

Subsequent Events - We evaluate subsequent events through the date of filing of our interim and annual reports.

Accounting Developments

Pronouncements Implemented

In September 2006, the Financial Accounting Standards Board ("FASB") issued guidance under ASC 820, that established a single definition of fair value and a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This guidance applies under other accounting pronouncements that require or permit fair value measurements; however, it does not require any new fair value measurements. In February 2008, the FASB issued additional guidance, which delayed the adoption for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. Our adoption of this guidance, effective January 1, 2009, did not have a material impact on our consolidated financial condition or results of operations.

In December 2007, the FASB issued guidance related to business combinations under ASC 805, "Business Combinations," which established principles and requirements for how the acquirer in a business combination recognizes and measures identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree and goodwill acquired, and expands disclosures about business combinations. This guidance requires the acquirer to recognize changes in valuation allowances on acquired deferred tax assets in operations. These changes in deferred tax benefits were previously recognized through a corresponding reduction to goodwill. With the exception of the provisions regarding acquired deferred taxes and tax contingencies, which are applicable to all business combinations, the guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Our adoption of this guidance, effective January 1, 2009, did not have a material impact on our consolidated financial condition or results of operations.

In December 2007, the FASB issued guidance related to consolidation under ASC 810, "Consolidations," which establishes accounting and reporting standards that require:

- the ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent's equity;
- the amount of consolidated net income attributable to the parent and to the noncontrolling interests to be clearly identified and presented on the face of the consolidated statement of income;
- changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently;
- when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be initially measured at fair value; and
- entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

Our adoption of this guidance, effective January 1, 2009, which has been applied retrospectively for all periods presented, did not have a material impact on our consolidated financial condition or results of operations.

In December 2008, the FASB issued guidance related to retirement benefits compensation under ASC 715, "Compensation — Retirement Benefits," which amends guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Our adoption of this guidance, effective January 1, 2009, did not impact our consolidated financial condition or results of operations.

In March 2008, the FASB issued guidance related to derivatives and hedging under ASC 815, "Derivatives and Hedging," which enhances the disclosure framework, by requiring entities to provide detailed disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial condition, results of operations and cash flows. Our adoption of this guidance, effective January 1, 2009, did not impact our consolidated financial condition or results of operations.

In April 2008, the FASB issued guidance related to intangibles and business combinations under ASC 350, "Intangibles — Goodwill and Other," and ASC 805, respectively, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Our adoption of this guidance, effective January 1, 2009, did not impact our consolidated financial condition or results of operations.

In June 2008, the FASB issued guidance related to EPS under ASC 260, which concluded that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and, therefore, are considered participating securities for purposes of computing earnings per share. Entities that have participating securities are required to use the "two-class" method of computing earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Our adoption of this guidance, effective January 1, 2009, which has been applied retrospectively for all periods presented, did not have a material impact on our consolidated financial condition or results of operations (see "Earnings Per Share" above).

In April 2009, the FASB issued guidance related to business combinations under ASC 805, which amended and clarified guidance to address application on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This additional guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Our adoption of this guidance, effective January 1, 2009, did not have a material impact our consolidated financial condition or results of operations.

In April 2009, the FASB issued guidance related to interim disclosures about fair value of financial instruments under ASC 825, "Financial Instruments," which requires disclosures about fair value of financial instruments for interim reporting periods of publicly-traded companies, as well as in annual financial statements. Our adoption of this guidance, effective April 1, 2009, did not impact our consolidated financial condition or results of operations.

In April 2009, the FASB issued guidance related to investments in debt and equity securities under ASC 320, "Investments — Debt and Equity Securities," which amended the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments of debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Our adoption of this guidance, effective April 1, 2009, did not have a material impact on our consolidated financial condition or results of operations.

In May 2009, the FASB issued guidance related to subsequent events under ASC 855, "Subsequent Events," which clarified and codified guidance previously issued by the American Institute of Certified Public Accountants. The guidance established the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Our adoption of this guidance, effective April 1, 2009, did not have a material impact on our consolidated financial condition or results of operations.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, "Fair Value Measurements and Disclosures (ASC 820): Measuring Liabilities at Fair Value," which provides amendments to ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall," for the fair value measurement of liabilities. ASU No. 2009-05 clarifies that in circumstances in which a quoted market price for an identical liability is not available, a reporting entity is required to measure fair value using one of the following techniques: a valuation technique that uses the quoted market price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of ASC 820. ASU No. 2009-05 is effective for interim and annual periods beginning after August 2009. Our adoption of ASU No. 2009-05, effective October 1, 2009, did not have a material impact on our consolidated financial condition or results or operations.

In January 2010, the FASB issued ASU No. 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification," which provides amendments to ASC 810 related to noncontrolling interests and expands disclosures about deconsolidation of a subsidiary or derecognition of a group of assets within the scope of Subtopic 810-10, "Consolidation — Overall." Our adoption of this guidance, effective January 1, 2009, did not have a material impact on our consolidated financial condition or results of operations.

Pronouncements Not Yet Implemented

In June 2009, the FASB issued guidance related to transfers of financial assets under ASC 860, "Transfers and Servicing." This guidance removes the concept of a qualifying special-purpose entity ("QSPE") and clarifies the determination of whether a transferor and all of the entities included in the transferor's financial statements being presented have surrendered control over transferred financial assets. It also defines the term "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale and removes special provisions for guaranteed mortgage securitizations. This guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. The new requirements are effective for fiscal years beginning after November 15, 2009. We do not expect our adoption to have a material impact on our consolidated financial condition or results of operations.

In June 2009, the FASB issued guidance related to variable interest entities ("VIE")" under ASC 810. This guidance eliminates the exclusion of QSPEs from consideration for consolidation and revises the determination of the primary beneficiary of a VIE to require a qualitative assessment of whether a company has a controlling financial interest through (1) the power to direct the activities that most significantly impact the VIE's economic performance and (2) the right to receive benefits from or obligation to absorb losses of the VIE that could potentially be significant to the VIE. The determination of the primary beneficiary must be reconsidered on an ongoing basis. The new requirements are effective for fiscal years beginning after January 1, 2010. We do not expect our adoption to have a material impact on our consolidated financial condition or results of operations.

In September 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition (ASC 605): Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force," which addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. This amendment addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are still evaluating the impact of ASU No. 2009-13 on our consolidated financial condition and results of operations.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements," which requires additional disclosures on transfers in and out of Level I and Level II and on activity for Level III fair value measurements. The new disclosures and clarifications on existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures on Level III activity, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the adoption of ASU No. 2010-06 to have a material impact on our consolidated financial condition or results of operations.

2. DISPOSITIONS

In 2007, we sold certain non-core assets for aggregate sales proceeds of $13.4 million. The largest sale occurred in December 2007, when we sold non-core assets related to the rail operations of our wholly owned Australian subsidiary, Thompsons, Kelly and Lewis, Pty. Ltd. ("TKL"), for $12.9 million, and recorded a pre-tax gain of $5.9 million after the allocation of $2.1 million of Flowserve Pump Division goodwill. The gain is included as a reduction of selling, general and administrative expense in our consolidated statement of income as the rail assets do not meet the definition of a discontinued operation. The TKL rail operations were a part of our larger Australian pump business. The rail assets were not material to our consolidated financial condition or results of operations. The pump assets at TKL were retained and remain a core part of our business.

3. ACQUISITIONS

Effective April 21, 2009, Flowserve Pump Division acquired Calder AG, a private Swiss company and a supplier of energy recovery technology for use in the global desalination market, for up to $44.1 million, net of cash acquired. Of the total purchase price, $28.4 million was paid at closing and $2.4 million was paid after the working capital valuation was completed in early July 2009. The remaining $13.3 million of the total purchase price is contingent upon Calder AG achieving certain performance metrics during the twelve months following the acquisition, and, to the extent achieved, is expected to be paid in cash within 12 months of the acquisition date. We initially recognized a liability of $4.4 million as an estimate of the acquisition date fair value of the contingent consideration, which is based on the weighted probability of achievement of the performance metrics as of the date of the acquisition.

The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of acquisition. The allocation of the purchase price is summarized below:

	(Amounts in millions)
Purchase price, net of cash acquired	$30.8
Fair value of contingent consideration (recorded as a liability)	4.4
Total expected purchase price at date of acquisition	$35.2
Current assets	$ 4.7
Intangible assets (expected useful life of approximately 10 years)	10.5
Property, plant and equipment	0.1
Current liabilities	(4.2)
Noncurrent liabilities	(1.1)
Net tangible and intangible assets	10.0
Goodwill	25.2
	$35.2

The excess of the acquisition date fair value of the total purchase price over the estimated fair value of the net tangible and intangible assets was recorded as goodwill. No pro forma information has been provided due to immateriality.

During 2009, the estimated fair value of the contingent consideration was reduced to $0 based on 2009 results and an updated weighted probability of achievement of the performance metrics during the twelve months following the acquisition. The resulting gain is included in selling, general and administrative expense ("SG&A") in our consolidated statements of income.

Flowserve Pump Division acquired the remaining 50% interest in Niigata Worthington Company, Ltd. ("Niigata"), a Japanese manufacturer of pumps and other rotating equipment, effective March 1, 2008, for $2.4 million in cash. The incremental interest acquired was accounted for as a step acquisition and Niigata's results of operations have been consolidated since the date of acquisition. Prior to this transaction, our 50% interest in Niigata was recorded using the equity method of accounting. Upon consolidation as of the effective date of the acquisition of the remaining 50% interest in Niigata, our balance sheet reflected an increase in cash and debt of $5.7 million and $5.8 million, respectively. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of the acquisition. The estimate of the fair value of the net assets acquired exceeded the cash paid and, accordingly, no goodwill was recognized. This acquisition was accounted for as a bargain purchase, resulting in a gain of $3.4 million recorded in the first quarter of 2008, which was reduced by $0.6 million to $2.8 million in the fourth quarter of 2008 when the purchase accounting was finalized. This gain is included in other income, net in the consolidated statement of income due to immateriality. No pro forma information has been provided due to immateriality.

During 2008 and 2007, we completed other small acquisitions for $0.6 million and $2.3 million, respectively. Assets acquired primarily include inventory, fixed assets and intangible assets. These acquisitions are immaterial, individually and in aggregate, and thus, no pro forma financial information has been presented.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	Flowserve Pump	Flow Control(1)	Flow Solutions	Total
		(Amounts in thousands)		
Balance — January 1, 2008	$464,431	$352,589	$36,245	$853,265
Acquisitions and purchase adjustments	—	—	230	230
Resolution of tax contingencies	—	(1,100)	—	(1,100)
Currency translation(2)	(2,256)	(20,846)	(898)	(24,000)
Balance — December 31, 2008	$462,175	$330,643	$35,577	$828,395
Acquisitions and purchase adjustments	25,178	—	28	25,206
Currency translation	4,401	6,342	583	11,326
Balance — December 31, 2009	$491,754	$336,985	$36,188	$864,927

(1) An immaterial amount of goodwill was impaired in 2005 related to the sale of the General Services Group. Amount is not disclosed separately due to immateriality to the segment and overall company.

(2) The currency impact in Flow Control Division in 2008 is primarily related to goodwill recorded in the United Kingdom.

The following table provides information about our changes to intangible assets during 2009:

	December 31, 2009					
	Useful Life (Years)	Beginning Gross Amount	Change Due to Currency	Acquisitions and Other(1)	Ending Gross Amount	Accumulated Amortization
	(Amounts in thousands, except years)					
Finite-lived intangible assets:						
Engineering drawings(2)	10-20	$ 81,368	$ 571	$1,433	$ 83,372	$(43,370)
Distribution networks	5-15	13,868	44	—	13,912	(8,764)
Software	10	5,900	—	—	5,900	(5,536)
Patents	10	28,582	1,215	4,874	34,671	(20,681)
Other	3-40	12,312	589	698	13,599	(12,788)
		$142,030	$2,419	$7,005	$151,454	$(91,139)
Indefinite-lived intangible assets(3)		$ 61,589	$1,203	$3,056	$ 65,848	$ (1,485)

The following table provides information about our changes to intangible assets during 2008:

	December 31, 2008					
	Useful Life (Years)	Beginning Gross Amount	Change Due to Currency	Acquisitions and Other	Ending Gross Amount	Accumulated Amortization
	(Amounts in thousands, except years)					
Finite-lived intangible assets:						
Engineering drawings(2)	10-20	$ 82,232	$ (864)	$—	$ 81,368	$(37,846)
Distribution networks	5-15	13,868	—	—	13,868	(7,813)
Software	10	5,900	—	—	5,900	(4,946)
Patents	10	30,044	(1,462)	—	28,582	(17,512)
Other	3-40	12,581	(269)	—	12,312	(12,098)
		$144,625	$(2,595)	$—	$142,030	$(80,215)
Indefinite-lived intangible assets(3)		$ 63,689	$(2,100)	$—	$ 61,589	$ (1,485)

(1) During 2009, we wrote off an expired and fully amortized patent and certain intangibles acquired in 2009 and 2008 for a total of $0.4 million.

(2) Engineering drawings represent the estimated fair value associated with specific acquired product and component schematics.

(3) Accumulated amortization for indefinite-lived intangible assets relates to amounts recorded prior to the implementation date of guidance issued in ASC 350.

The following schedule outlines actual amortization expense recognized during 2009 and an estimate of future amortization based upon the finite-lived intangible assets owned at December 31, 2009:

	Amortization Expense
	(Amounts in thousands)
Actual for year ending December 31, 2009	$ 9,672
Estimate for year ending December 31, 2010	9,901
Estimate for year ending December 31, 2011	9,443
Estimate for year ending December 31, 2012	6,305
Estimate for year ending December 31, 2013	4,802
Estimate for year ending December 31, 2014	4,776
Thereafter	25,087

5. INVENTORIES

Inventories, net consisted of the following:

	December 31, 2009	December 31, 2008
	(Amounts in thousands)	
Raw materials	$ 239,793	$ 241,953
Work in process	649,128	635,490
Finished goods	245,725	264,746
Less: Progress billings	(275,364)	(250,289)
Less: Excess and obsolete reserve	(64,049)	(57,288)
Inventories, net	$ 795,233	$ 834,612

During 2009, 2008 and 2007, we recognized expenses of $13.7 million, $11.8 million and $8.9 million, respectively, for excess and obsolete inventory. These expenses are included in cost of sales ("COS") in our consolidated statements of income.

6. STOCK-BASED COMPENSATION PLANS

The Flowserve Corporation 2004 Stock Compensation Plan (the "2004 Plan"), which was established on April 21, 2004, authorized the issuance of up to 3,500,000 shares of common stock through grants of stock options, Restricted Shares, and other equity-based awards. Of the 3,500,000 shares of common stock authorized under the 2004 Plan, 670,581 remain available for issuance. In addition to the 2004 Plan, we established the Flowserve Corporation Equity and Incentive Compensation Plan (the "2010 Plan"), effective January 1, 2010. This shareholder-approved plan authorizes the issuance of up to 2,900,000 shares of our common stock in the form of incentive stock options, non-statutory stock options, Restricted Shares, stock appreciation rights and bonus stock. We plan to begin using the 2010 Plan in 2010.

We recorded stock-based compensation as follows:

	Year Ended December 31,								
	2009			2008			2007		
	Stock Options	Restricted Shares	Total	Stock Options	Restricted Shares	Total	Stock Options	Restricted Shares	Total
	(Amounts in millions)								
Stock-based compensation	$ 0.3	$ 40.4	$ 40.7	$ 1.4	$31.3	$32.7	$ 3.5	$21.8	$25.3
Related income tax benefit	(0.1)	(13.4)	(13.5)	(0.3)	(9.6)	(9.9)	(1.0)	(6.8)	(7.8)
Net stock-based compensation expense	$ 0.2	$ 27.0	$ 27.2	$ 1.1	$21.7	$22.8	$ 2.5	$15.0	$17.5

Stock Options — Options granted to officers, other employees and directors allow for the purchase of common shares at or above the market value of our stock on the date the options are granted, although no options have been granted above market value. Generally, options, whether granted under the 2004 Plan or other previously approved plans, become exercisable over a staggered period ranging from one to five years (most typically from one to three years). Options generally expire ten years from the date of the grant or within a short period of time following the termination of employment or cessation of services by an option holder. No options were granted during 2009, 2008 or 2007. Information related to stock options issued to officers, other employees and directors prior to 2007 under all plans is presented in the following table:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:						
Outstanding — beginning of year	303,100	$39.58	677,193	$36.19	1,462,032	$30.27
Exercised	(96,285)	33.15	(368,460)	33.23	(745,379)	24.64
Cancelled	—	—	(5,633)	47.47	(39,460)	35.06
Outstanding — end of year	206,815	$42.58	303,100	$39.58	677,193	$36.19
Exercisable — end of year	206,815	$42.58	194,383	$33.59	344,817	$30.92

Additional information relating to the ranges of options outstanding at December 31, 2009, is as follows:

Range of Exercise Prices per Share	Weighted Average Remaining Contractual Life	Options Outstanding and Exercisable	
		Number Outstanding	Weighted Average Exercise Price per Share
$12.12 — $18.18	1.57	8,400	$15.35
$18.19 — $24.24	3.54	13,425	19.15
$24.25 — $30.30	3.09	25,416	26.00
$30.31 — $36.36	5.15	14,332	31.09
$36.37 — $42.42	5.95	2,500	39.39
$42.43 — $48.48	6.12	86,409	48.17
$48.49 — $54.54	6.81	43,500	52.74
$54.55 — $60.60	6.35	12,833	59.12
		206,815	$42.58

As of December 31, 2009, we have no unrecognized compensation cost related to outstanding unvested stock option awards.

The weighted average remaining contractual life of options outstanding at December 31, 2009 and 2008 is 5.5 years and 6.3 years, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $4.9 million, $27.4 million and $32.1 million, respectively. The total fair value of stock options vested during the years ended December 31, 2009, 2008 and 2007 was $2.7 million, $4.1 million and $5.5 million, respectively.

Restricted Shares — Generally, the restrictions on Restricted Shares do not expire for a minimum of one year and a maximum of five years, and shares are subject to forfeiture during the restriction period. Most typically, Restricted Share grants have staggered vesting periods over one to three years from grant date. The intrinsic value of the Restricted Shares, which is typically the product of share price at the date of grant and the number of Restricted Shares granted, is amortized on a straight-line basis to compensation expense over the periods in which the restrictions lapse.

Unearned compensation is amortized to compensation expense over the vesting period of the Restricted Shares. As of December 31, 2009 and 2008, we had $31.5 million and $34.1 million, respectively, of unearned compensation cost related to unvested Restricted Shares, which is expected to be recognized over a weighted-average period of approximately 1 year. These amounts will be recognized into net earnings in prospective periods as the awards vest. The total market value of Restricted Shares vested during the years ended December 31, 2009, 2008 and 2007 was $17.0 million, $15.3 million and $11.2 million, respectively.

The following tables summarize information regarding Restricted Shares:

	Year Ended December 31, 2009	
	Shares	Weighted Average Grant-Date Fair Value
Number of unvested Restricted Shares:		
Outstanding — beginning of year	1,080,237	$71.11
Granted	805,141	54.77
Vested	(268,357)	63.18
Cancelled	(71,777)	68.74
Outstanding — ending of year	1,545,244	$64.08

Unvested Restricted Shares outstanding as of December 31, 2009, includes 530,000 units with performance-based vesting provisions. Performance-based units vest upon the achievement of performance targets, and are issuable in common shares. Our performance targets are based on our average annual return on net assets over a rolling three-year period as compared with the same measure for a defined peer group for the same period. Compensation expense is recognized over a 36-month cliff vesting period based on the fair market value of our common stock on the date of grant, as adjusted for anticipated forfeitures. During the performance period, earned and unearned compensation expense is adjusted based on changes in the expected achievement of the performance targets. Vesting provisions range from 0 to 1,010,000 shares based on pre-defined performance targets. As of December 31, 2009, we estimate vesting of 1,010,000 shares based on expected achievement of performance targets.

7. DERIVATIVES AND HEDGING ACTIVITIES

Our risk management and derivatives policy specifies the conditions under which we may enter into derivative contracts. See Note 1 for additional information on our purpose for entering into derivatives not designated as hedging instruments and our overall risk management strategies. We enter into forward exchange contracts to hedge our risks associated with transactions denominated in currencies other than the local currency of the operation engaging in the transaction. Our risk management and derivatives policy specifies the conditions under which we may enter into derivative contracts. At December 31, 2009 and 2008, we had $309.6 million and $555.7 million, respectively, of notional amount in outstanding forward contracts with third parties. At December 31, 2009, the length of forward exchange contracts currently in place ranged from 15 days to 14 months.

Also as part of our risk management program, we enter into interest rate swap agreements to hedge exposure to floating interest rates on certain portions of our debt. At both December 31, 2009 and 2008, we had $385.0 million of notional amount in outstanding interest rate swaps with third parties. All interest rate swaps are 100% effective. At December 31, 2009, the maximum remaining length of any interest rate contract in place was approximately 21 months.

We are exposed to risk from credit-related losses resulting from nonperformance by counterparties to our financial instruments. We perform credit evaluations of our counterparties under forward contracts and interest rate swap agreements and expect all counterparties to meet their obligations. We have not experienced credit losses from our counterparties.

The fair value of forward exchange contracts not designated as hedging instruments are summarized below:

	Year Ended December 31,	
	2009	2008
	(Amounts in thousands)	
Current derivative assets	$3,753	$12,172
Noncurrent derivative assets	—	264
Current derivative liabilities	4,339	15,350
Noncurrent derivative liabilities	145	314

The fair value of interest rate swaps in cash flow hedging relationships are summarized below:

	Year Ended December 31,	
	2009	2008
	(Amounts in thousands)	
Current derivative assets	$ 53	$ —
Noncurrent derivative assets	361	—
Current derivative liabilities	5,490	8,213
Noncurrent derivative liabilities	7	2,407

Current and noncurrent derivative assets are reported in our consolidated balance sheets in prepaid expenses and other and other assets, net, respectively. Current and noncurrent derivative liabilities are reported in our consolidated balance sheets in accrued liabilities and retirement obligations and other liabilities, respectively.

The impact of net changes in the fair values of forward exchange contracts not designated as hedging instruments are summarized below:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Gain recognized in income	$3,908	$14,865	$5,657

The impact of net changes in the fair values of interest rate swaps in cash flow hedging relationships are summarized below:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
(Loss) gain reclassified from accumulated other comprehensive income into income for settlements, net of tax	$(5,980)	$ 2,863	$(1,553)
(Loss) gain recognized in other comprehensive income, net of tax	(2,473)	(1,243)	(5,458)
Cash flow hedging activity, net of tax	$ 3,507	$(4,106)	$(3,905)

Gains and losses recognized in our consolidated statements of income for forward exchange contracts and interest rate swaps are classified as other income (expense), net, and interest expense, respectively.

We expect to recognize (losses) gains of $(3.5) million and $0.3 million, net of deferred taxes, into earnings in 2010 and 2011, respectively, related to interest rate swap agreements based on their fair values at December 31, 2009.

8. REALIGNMENT PROGRAMS

Initial Realignment Program

In February 2009, we announced our plan to incur up to $40 million in costs to reduce and optimize certain non-strategic manufacturing facilities and our overall cost structure by improving our operating efficiency, reducing redundancies, maximizing global consistency and driving improved financial performance (the "Initial Realignment Program"). The Initial Realignment Program consists of both restructuring and non-restructuring costs. Restructuring charges represent costs associated with the relocation of certain business activities, outsourcing of some business activities and facility closures. Non-restructuring charges, which represent the majority of the Initial Realignment Program, are costs incurred to improve operating efficiency and reduce redundancies and primarily represent employee severance. Substantially all expenses under the Initial Realignment Program were recognized during 2009. Expenses are reported in COS or SG&A, as applicable, in our consolidated statement of income.

Total Initial Realignment Program Charges

The following is a summary of total charges incurred related to the Initial Realignment Program:

	Flowserve Pump	Flow Control	Flow Solutions	Subtotal— Reportable Segments	All Other	Consolidated Total
			(Amounts in millions)			
Restructuring Charges for 2009						
COS	$10.8	$0.5	$ 0.7	$12.0	$0.7	$12.7
SG&A	0.2	0.2	0.6	1.0	—	1.0
	$11.0	$0.7	$ 1.3	$13.0	$0.7	$13.7
Non-restructuring Charges for 2009						
COS	$ 3.1	$5.0	$ 4.4	$12.5	$—	$12.5
SG&A	2.6	3.8	4.2	10.6	0.8	11.4
	$ 5.7	$8.8	$ 8.6	$23.1	$0.8	$23.9
Total Initial Realignment Program Charges for 2009						
COS	$13.9	$5.5	$ 5.1	$24.5	$0.7	$25.2
SG&A	2.8	4.0	4.8	11.6	0.8	12.4
	$16.7	$9.5	$ 9.9	$36.1	$1.5	$37.6
Total Expected Initial Realignment Program Charges(1)	$17.8	$9.5	$10.2	$37.5	$1.5	$39.0

(1) Charges of $1.4 million related to the Initial Realignment Program are expected to be incurred in 2010.

Initial Realignment Program — Restructuring Charges

Restructuring charges include costs related to employee severance at closed facilities, contract termination costs, asset write-downs and other exit costs. Severance costs primarily include costs associated with involuntary termination benefits. Contract termination costs include costs related to termination of operating leases or other contract termination costs. Asset write-downs include accelerated depreciation of fixed assets, accelerated amortization of intangible assets and inventory write-downs. Other includes costs related to employee relocation, asset relocation, vacant facility costs (i.e., taxes and insurance) and other charges.

Restructuring charges for the Initial Realignment Program are as follows:

	Severance	Contract Termination	Asset Write-Downs	Other	Total
			(Amounts in thousands)		
Total Restructuring Charges for 2009(1)					
COS	$4,684	$ 834	$5,353	$1,797	$12,668
SG&A	989	—	—	46	1,035
Total	$5,673	$ 834	$5,353	$1,843	$13,703
Total Expected Restructuring Charges(2)	$5,673	$1,161	$5,501	$2,782	$15,117

(1) Charges for 2009 are equal to charges incurred from inception of the Initial Realignment Program as the program began in 2009.

(2) Charges of $1.4 million related to the Initial Realignment Program are expected to be incurred in 2010 .

The following represents the activity related to the restructuring reserve for the Initial Realignment Program:

	Severance	Contract Termination	Other	Total
		(Amounts in thousands)		
Balance at December 31, 2008	$ —	$ —	$ —	$ —
Charges	5,673	834	1,843	8,350
Cash expenditures	(4,489)	(834)	(1,629)	(6,952)
Other non-cash adjustments, including currency	—	—	126	126
Balance at December 31, 2009	$ 1,184	$ —	$ 340	$ 1,524

Subsequent Realignment Program

In October 2009, we announced our plan to commence additional realignment initiatives (the "Subsequent Realignment Program") and incur additional costs to expand our efforts to optimize assets, reduce our overall cost structure, respond to reduced orders and enhance our customer-facing organization. The Subsequent Realignment Program began in the fourth quarter of 2009 and will continue into 2010. In January 2010, we announced our expectation to incur up to $20 million in total charges in 2010 related to our Initial and Subsequent Realignment Programs, with $1.4 million relating to the Initial Realignment Program, as noted above, and the remaining $18.6 million relating to the Subsequent Realignment Program. The $18.6 million of charges expected to be incurred in 2010, combined with the $30.5 million in charges incurred in 2009, as disclosed below, brings our total expected Subsequent Realignment Program charges to $49.1 million.

The Subsequent Realignment Program consists of both restructuring and non-restructuring costs. Restructuring charges, which represent the majority of the Subsequent Realignment Program, represent costs associated with the relocation of certain business activities, outsourcing of some business activities and facility closures. Non-restructuring charges are costs incurred to improve operating efficiency and reduce redundancies and primarily represent employee severance. Expenses are reported in COS or SG&A, as applicable, in our consolidated statement of income.

Total Subsequent Realignment Program Charges

The following is a summary of total charges incurred related to the Subsequent Realignment Program:

Total Charges for 2009

	Flowserve Pump	Flow Control	Flow Solutions	Subtotal— Reportable Segments	All Other	Consolidated Total
			(Amounts in millions)			
Restructuring Charges						
COS	$ 3.5	$—	$ 4.2	$ 7.7	$—	$ 7.7
SG&A	3.1	—	6.3	9.4	1.4	10.8
	$ 6.6	$—	$10.5	$17.1	$1.4	$18.5
Non-restructuring Charges						
COS	$ 6.3	$2.0	$ 0.2	$ 8.5	$0.1	$ 8.6
SG&A	3.4	—	—	3.4	—	3.4
	$ 9.7	$2.0	$ 0.2	$11.9	$0.1	$12.0
Total Subsequent Realignment Program Charges						
COS	$ 9.8	$2.0	$ 4.4	$16.2	$0.1	$16.3
SG&A	6.5	—	6.3	12.8	1.4	14.2
	$16.3	$2.0	$10.7	$29.0	$1.5	$30.5
Total Expected Charges for Subsequent Realignment Program(1)						
Restructuring Charges						
COS	$ 6.1	$—	$ 4.9	$11.0	$—	$11.0
SG&A	3.3	—	6.3	9.6	1.4	11.0
	$ 9.4	$—	$11.2	$20.6	$1.4	$22.0
Non-restructuring Charges						
COS	$ 7.2	$3.9	$ 0.3	$11.4	$0.1	$11.5
SG&A	3.4	—	—	3.4	—	3.4
	$10.6	$3.9	$ 0.3	$14.8	$0.1	$14.9
Total Subsequent Realignment Program Charges						
COS	$13.3	$3.9	$ 5.2	$22.4	$0.1	$22.5
SG&A	6.7	—	6.3	13.0	1.4	14.4
	$20.0	$3.9	$11.5	$35.4	$1.5	$36.9

(1) Total expected realignment charges represent management's best estimate based on initiatives identified to date. As the execution of the Subsequent Realignment Program is in the early stages, these amounts do not include approximately $12 million anticipated to be incurred for initiatives that are currently under consideration. The nature of these additional charges cannot currently be determined.

Subsequent Realignment Program — Restructuring Charges

Restructuring charges incurred for the Subsequent Realignment Program in 2009 are as follows:

	Severance	Contract Termination	Asset Write-Downs	Other	Total
		(Amounts in thousands)			
Total Restructuring Charges for 2009(1)					
COS	$ 6,970	$—	$699	$46	$ 7,715
SG&A	10,776	—	18	35	10,829
Total	$17,746	$—	$717	$81	$18,544

(1) Charges for 2009 are equal to charges incurred from inception of the Subsequent Realignment Program as the program began in 2009.

	Severance	Contract Termination	Asset Write-Downs	Other	Total
		(Amounts in thousands)			
Total Expected Restructuring Charges(1)					
COS	$ 7,279	$1,354	$1,529	$799	$10,961
SG&A	10,780	156	18	147	11,101
Total	$18,059	$1,510	$1,547	$946	$22,062

(1) Total expected restructuring charges represent management's best estimate of initiatives identified to date. As the execution of the Subsequent Realignment Program is in the early stages and certain realignment initiatives remain under consideration, the amount and nature of actual restructuring charges incurred could vary from total expected charges.

The following represents the activity related to the restructuring reserve for the Subsequent Realignment Program:

	Severance	Contract Termination	Other	Total
		(Amounts in thousands)		
Balance at December 31, 2008	$ —	$—	$—	$ —
Charges	17,746	—	81	17,827
Balance at December 31, 2009	$17,746	$—	$81	$17,827

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments are presented at fair value in our consolidated balance sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied. Assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Hierarchical levels are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities. Recurring fair value measurements are limited to investments in derivative instruments and some equity securities. The fair value measurements of our derivative instruments are determined using models that maximize the use of the observable market inputs including interest rate curves and both forward and spot prices for currencies, and are classified as Level II under the fair value hierarchy. The fair values of our derivatives are included above in Note 7. The fair value measurements of our investments in equity securities are determined using quoted market prices. The fair values of our investments in equity securities, and changes thereto, are immaterial to our consolidated financial position and results of operations.

As discussed in Note 2 above, a liability of $4.4 million was initially recognized as an estimate of the acquisition date fair value of the contingent consideration. This liability was classified as Level III under the fair value hierarchy as it is based on the weighted probability as of the date of the acquisition of achievement of performance metrics, which was not observable in the market. As of December 31, 2009, this liability was reduced to $0 based on 2009 results and an updated weighted probability of achievement of performance metrics during the twelve months following the acquisition.

10. DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

The following tables present financial information of certain consolidated balance sheet captions.

Accounts Receivable, net — Accounts receivable, net were:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Trade receivables	$766,251	$766,294
Other receivables	44,240	65,895
Less: allowance for doubtful accounts	(18,769)	(23,667)
Accounts receivable, net	$791,722	$808,522

Property, Plant, and Equipment, net — Property, plant and equipment, net were:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Land	$ 75,109	$ 70,906
Buildings, improvements, furniture and fixtures	542,488	512,186
Machinery, equipment, capital leases and construction in progress	578,402	559,134
Gross property, plant and equipment	1,195,999	1,142,226
Less: accumulated depreciation	(635,527)	(594,991)
Property, plant and equipment, net	$ 560,472	$ 547,235

Depreciation expense in the amount of $57.2 million, $52.6 million and $49.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, is included in cost of sales in the consolidated statements of income, with the remaining depreciation expense included in selling, general and administrative expense.

Other Assets, net — Other assets, net were:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Investments in equity method affiliates	$ 63,756	$ 56,185
Long-term receivables, net	38,824	37,609
Deferred compensation	16,150	16,074
Other	49,441	51,291
Other assets, net	$168,171	$161,159

"Other" assets include long-term tax receivables, deferred loan costs and other items, none of which individually exceed 5% of total assets.

Accrued Liabilities — Accrued liabilities were:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Wages, compensation and other benefits	$233,551	$268,481
Cash dividends payable	16,225	14,965
Commissions and royalties	29,230	32,842
Customer advance payments	320,914	337,553
Progress billings in excess of accumulated costs	63,723	90,815
Warranty costs and late delivery penalties	63,918	59,754
Sales and use tax expense	11,730	10,833
Legal and environmental matters(1)	60,244	8,166
Income tax	2,846	51,222
Derivative liabilities	9,829	23,563
Other	104,735	68,905
Accrued liabilities	$916,945	$967,099

(1) In 2009 legal and environmental matters includes a reserve related to our shareholder litigation, which is discussed further in Note 14.

"Other" accrued liabilities include professional fees, lease obligations, insurance, interest, freight, restructuring charges and other items, none of which individually exceed 5% of current liabilities. See Note 8 for additional information on our restructuring charges.

Retirement Obligations and Other Liabilities — Retirement obligations and other liabilities were:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Pension and postretirement benefits	$206,341	$274,348
Deferred taxes	36,444	17,388
Deferred compensation	7,910	8,055
Insurance accruals	17,534	17,663
Legal and environmental	29,478	30,268
Uncertain tax positions	132,224	126,826
Other	19,760	21,335
Retirement obligations and other liabilities	$449,691	$495,883

11. EQUITY METHOD INVESTMENTS

As of December 31, 2009, we had investments in seven joint ventures (one located in each of China, Japan, South Korea, Saudi Arabia and the United Arab Emirates and two located in India) that were accounted for using the equity method. Summarized below is combined income statement information, based on the most recent financial information (unaudited), for those investments:

	Year Ended December 31,		
	2009	2008(1)	2007
	(Amounts in thousands)		
Revenues	$208,544	$318,468	$382,974
Gross profit	75,285	85,051	96,935
Income before provision for income taxes	53,484	59,869	62,972
Provision for income taxes(2)	(15,051)	(14,615)	(20,200)
Net income	$ 38,433	$ 45,254	$ 42,772

	December 31,	
	2009	2008(1)
	(Amounts in thousands)	
Current assets	$148,932	$166,511
Noncurrent assets	49,173	43,444
Total assets	$198,105	$209,955
Current liabilities	$ 51,941	$ 77,482
Noncurrent liabilities	6,136	10,574
Shareholders' equity	140,028	121,899
Total liabilities and shareholders' equity	$198,105	$209,955

Reconciliation of net income per combined income statement information to equity in income from investees per our consolidated statements of income is as follows:

	Year Ended December 31,		
	2009	2008(1)	2007
	(Amounts in thousands)		
Equity income based on stated ownership percentages	$16,630	$18,971	$18,974
Adjustments due to currency translation, U.S. GAAP conformity, taxes on dividends and other adjustments	(794)	(2,008)	(279)
Net earnings from affiliates	$15,836	$16,963	$18,695

(1) As discussed in Note 3, effective March 1, 2008, we purchased the remaining 50% interest in Niigata, resulting in the full consolidation of Niigata as of that date. Prior to this transaction, our 50% interest was recorded using the equity method of accounting. As a result, Niigata's income statement information includes only the first two months of 2008.

(2) The provision for income taxes is based on the tax laws and rates in the countries in which our investees operate. The taxation regimes vary not only by their nominal rates, but also by the allowability of deductions, credits and other benefits.

12. DEBT AND LEASE OBLIGATIONS

Debt, including capital lease obligations, consisted of:

	December 31, 2009	December 31, 2008
	(Amounts in thousands)	
Term Loan, interest rate of 1.81% and 2.99% at December 31, 2009 and 2008, respectively	$544,016	$549,697
Capital lease obligations and other borrowings	22,712	23,651
Debt and capital lease obligations	566,728	573,348
Less amounts due within one year	27,355	27,731
Total debt due after one year	$539,373	$545,617

Scheduled maturities of the Credit Facilities (as described below), as well as capital lease obligations and other borrowings, are:

	Term Loans	Capital Leases & Other	Total
	(Amounts in thousands)		
2010	$ 5,682	$21,673	$ 27,355
2011	137,779	1,039	138,818
2012	400,555	—	400,555
Total	$544,016	$22,712	$566,728

Credit Facilities — Our credit facilities, as amended, are comprised of a $600.0 million secured term loan maturing on August 10, 2012 and a $400.0 million revolving line of credit, which can be utilized to provide up to $300.0 million in letters of credit, expiring on August 10, 2012. We hereinafter refer to these credit facilities collectively as our "Credit Facilities." At both December 31, 2009 and 2008, we had no amounts outstanding under the revolving line of credit. We had outstanding letters of credit of $123.1 million and $104.2 million at December 31, 2009 and 2008, respectively, which reduced our borrowing capacity to $276.9 million and $295.8 million, respectively.

Borrowings under our Credit Facilities bear interest at a rate equal to, at our option, either (1) the base rate (which is based on greater of the prime rate most recently announced by the administrative agent under our Credit Facilities or the Federal Funds rate plus 0.50%) or (2) London Interbank Offered Rate ("LIBOR") plus an applicable margin determined by reference to the ratio of our total debt to consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), which as of December 31, 2009 was 0.875% and 1.5% for borrowings under our revolving line of credit and term loan, respectively. In connection with our Credit Facilities, we have entered into $385.0 million of notional amount of interest rate swaps at December 31, 2009 to hedge exposure to floating interest rates.

In addition, we pay lenders under the Credit Facilities a commitment fee equal to a percentage, determined by reference to the ratio of our total debt to consolidated EBITDA, of the unutilized portion of the revolving line of credit, and letter of credit fees with respect to each standby letter of credit outstanding under our Credit Facilities equal to a percentage based on the applicable margin in effect for LIBOR borrowings under the new revolving line of credit. The fees for financial and performance standby letters of credit are 0.875% and 0.4375%, respectively.

Our obligations under the Credit Facilities are unconditionally guaranteed, jointly and severally, by substantially all of our existing and subsequently acquired or organized domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries. In addition, prior to our obtaining and maintaining investment grade credit ratings, our and the guarantors' obligations under the Credit Facilities are collateralized by substantially all of our and the guarantors' assets.

Our Credit Facilities contain, among other things, covenants restricting our and our subsidiaries' ability to dispose of assets, merge, pay dividends, repurchase or redeem capital stock and indebtedness, incur indebtedness and guarantees, create liens, enter into agreements with negative pledge clauses, make certain investments or acquisitions, enter into sale and leaseback transactions, enter into transactions with affiliates, make capital expenditures, or engage in any business activity other than our existing business. Our Credit Facilities also contain covenants requiring us to deliver to lenders our audited annual and unaudited quarterly financial statements and leverage and interest coverage financial covenant certificates of compliance. The maximum permitted leverage ratio is 3.25 times debt to total consolidated EBITDA. The minimum interest coverage is 3.25 times consolidated EBITDA to total interest expense. Compliance with these financial covenants under our Credit Facilities is tested quarterly.

Our Credit Facilities include events of default usual for these types of credit facilities, including nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, Employee Retirement Income Security Act of 1974, as amended ("ERISA") events, actual or asserted invalidity of the guarantees or the security documents, and certain changes of control of our company. The occurrence of any event of default could result in the acceleration of our and the guarantors' obligations under the Credit Facilities. We complied with the covenants through December 31, 2009.

Repayment of obligations — We made scheduled repayments under our Credit Facilities of $5.7 million, $5.7 million, and $2.8 in 2009, 2008 and 2007, respectively. We made no mandatory repayments or optional prepayments in 2009, 2008 or 2007.

We may prepay loans under our Credit Facilities in whole or in part, without premium or penalty, at any time.

European Letter of Credit Facilities — Our ability to issue additional letters of credit under our previous European Letter of Credit Facility ("Old European LOC Facility"), which had a commitment of €110.0 million, expired November 9, 2009. We paid annual and fronting fees of 0.875% and 0.10%, respectively, for letters of credit written against the Old European LOC Facility. We had outstanding letters of credit written against the Old European LOC Facility of €77.9 million ($111.5 million) and €104.0 million ($145.2 million) as of December 31, 2009 and 2008, respectively.

On October 30, 2009, we entered into a new 364-day unsecured European Letter of Credit Facility ("New European LOC Facility") with an initial commitment of €125.0 million. The New European LOC Facility is renewable annually and, consistent with the Old European LOC Facility, is used for contingent obligations in respect of surety and performance bonds, bank guarantees and similar obligations with maturities up to five years. We pay fees of 1.35% and 0.40% for utilized and unutilized capacity, respectively, under our New European LOC Facility. We had outstanding letters of credit drawn on the New European LOC Facility of €2.8 million ($4.0 million) as of December 31, 2009.

Certain banks are parties to both facilities and are managing their exposures on an aggregated basis. As such, the commitment under the New European LOC Facility is reduced by the face amount of existing letters of credit written against the Old European LOC Facility prior to its expiration. These existing letters of credit will remain outstanding, and accordingly offset the €125.0 million capacity of the New European LOC Facility until their maturity, which, as of December 31, 2009, was approximately two years for the majority of the outstanding existing letters of credit. After consideration of outstanding commitments under both facilities, the available capacity under the New European LOC Facility was €69.1 million as of December 31, 2009.

Operating Leases — We have non-cancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operating facilities, machinery, equipment and automobiles. Rental expense relating to operating leases was $49.0 million, $43.6 million and $39.3 million in 2009, 2008 and 2007, respectively.

The future minimum lease payments due under non-cancelable operating leases are (amounts in thousands):

Year Ended December 31,	
2010	$ 42,582
2011	36,418
2012	28,453
2013	22,954
2014	13,089
Thereafter	30,559
Total minimum lease payments	$174,055

13. PENSION AND POSTRETIREMENT BENEFITS

We sponsor several noncontributory defined benefit pension plans, covering substantially all U.S. employees and certain non-U.S. employees, which provide benefits based on years of service, age, job grade levels, and type of compensation. Retirement benefits for all other covered employees are provided through contributory pension plans, cash balance pension plans and government-sponsored retirement programs. All funded defined benefit pension plans receive funding based on independent actuarial valuations to provide for current service and an amount sufficient to amortize unfunded prior service over periods not to exceed 30 years, with funding falling within the legal limits prescribed by prevailing regulation. We also maintain unfunded defined benefit plans which, as permitted by local regulations, receive funding only when benefits become due.

Our defined benefit plan strategy is to ensure that current and future benefit obligations are adequately funded in a cost-effective manner. Additionally, our investing objective is to achieve the highest level of investment performance that is compatible with our risk tolerance and prudent investment practices. Because of the long-term nature of our defined benefit plan liabilities, our funding strategy is based on a long-term perspective for formulating and implementing investment policies and evaluating their investment performance.

The asset allocation of our defined benefit plans reflect our decision about the proportion of the investment in equity and fixed income securities, and, where appropriate, the various sub-asset classes of each. At least annually, we complete a comprehensive review of our asset allocation policy and the underlying assumptions, which includes our defined benefit plan liabilities and long-term capital markets rate of return assumptions and our risk tolerances.

The expected rates of return on defined benefit plan assets are derived from reviews of the asset allocation strategy, expected long-term performance of asset classes, risks and other factors adjusted for our specific investment strategy. These rates are impacted by changes in general market conditions, but because they are long-term in nature, short-term market changes do not significantly impact the rates.

We have a significant concentration of U.S. equity exposure in our defined benefit plan assets. However, we continue to monitor the allocations and manage the assets within acceptable levels of risk.

For all periods presented, we used a measurement date of December 31 for all of our worldwide pension and postretirement medical plans.

U.S. Defined Benefit Plans — We maintain qualified and non-qualified defined benefit pension plans in the U.S. The qualified plan provides coverage for substantially all full-time U.S. employees who receive benefits, up to an earnings threshold specified by the U.S. Department of Labor. The non-qualified plans primarily cover a small number of employees including current and former members of senior management, providing them with benefit levels equivalent to other participants, but which are otherwise limited by U.S. Department of Labor rules. The U.S. plans are designed to operate as "cash balance" arrangements, under which the employee has the option to take a lump sum payment at the end of their service. The total accumulated benefit obligation is equivalent to the total projected benefit obligation ("Benefit Obligation").

The following are assumptions related to the U.S. defined benefit pension plans:

	Year Ended December 31,		
	2009	2008	2007
Weighted average assumptions used to determine Benefit Obligations:			
Discount rate	5.50%	6.75%	6.25%
Rate of increase in compensation levels	4.80	4.80	4.50
Weighted average assumptions used to determine net pension expense:			
Long-term rate of return on assets	7.75%	8.00%	7.75%
Discount rate	6.75	6.25	5.75
Rate of increase in compensation levels	4.80	4.50	4.50

At December 31, 2009 as compared to December 31, 2008, we decreased our discount rate from 6.75% to 5.50% based on an analysis of publicly-traded investment grade U.S. corporate bonds, which had a lower yield due to current market conditions. We maintained our average assumed rate of compensation at 4.8% at both December 31, 2009 and 2008. In determining 2009 expense, we decreased the expected rate of return on assets from 8.00% to 7.75%, primarily based on our target allocations and expected long-term asset returns. The long-term rate of return assumption is calculated using a quantitative approach that utilizes unadjusted historical returns and asset allocation as inputs for the calculation. As the expected rate of return on plan assets is long-term in nature, short-term market changes do not significantly impact the rate.

Net pension expense for the U.S. defined benefit pension plans (including both qualified and non-qualified plans) was:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Service cost	$ 18,471	$ 16,685	$ 16,417
Interest cost	19,247	17,743	16,372
Expected return on plan assets	(22,152)	(20,150)	(17,006)
Amortization of unrecognized prior service benefit	(1,259)	(1,326)	(1,356)
Amortization of unrecognized net loss	6,502	4,607	6,115
U.S. net pension expense	$ 20,809	$ 17,559	$ 20,542

The estimated prior service benefit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into U.S. pension expense in 2010 is $1.3 million. The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into U.S. pension expense in 2010 is $9.9 million. We amortize estimated prior service benefits and estimated net losses over the remaining expected service period.

The following summarizes the net pension liability for U.S. plans:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Benefit Obligation	$345,981	$ 304,341
Plan assets, at fair value	306,288	196,042
Funded status	$ (39,693)	$(108,299)

The following summarizes amounts recognized in the balance sheet for U.S. plans:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Current liabilities	$ (2,171)	$ (368)
Noncurrent liabilities	(37,522)	(107,931)
Funded status	$(39,693)	$(108,299)

The following is a summary of the changes in the U.S. defined benefit plans' pension obligations:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Beginning Benefit Obligations	$304,341	$297,319
Service cost	18,471	16,685
Interest cost	19,247	17,743
Plan amendments	100	737
Actuarial loss (gain)	28,989	(8,134)
Benefits paid	(25,167)	(20,009)
Ending Benefit Obligations	$345,981	$304,341
Accumulated benefit obligations	$345,981	$304,341

The following table summarizes the expected cash activity for the U.S. defined benefit pension plans in the future (amounts in millions):

Expected benefit payments:	
2010	$ 31.7
2011	30.8
2012	32.8
2013	35.2
2014	33.7
2015-2019	188.3

The following table shows the change in accumulated other comprehensive loss attributable to the components of the net cost and the change in Benefit Obligations for U.S. plans, net of tax:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Balance — January 1	$(108,104)	$ (48,741)	$(55,682)
Amortization of net loss	4,280	2,866	3,593
Amortization of prior service benefit	(829)	(825)	(797)
Net gain (loss) arising during the year	773	(60,945)	4,532
New prior service cost arising during the year	(66)	(459)	(387)
Balance — December 31	$(103,946)	$(108,104)	$(48,741)

	December 31,	
	2009	2008
	(Amounts in thousands)	
Unrecognized net loss	$(105,700)	$(110,720)
Unrecognized prior service benefit	1,754	2,616
Accumulated other comprehensive loss, net of tax:	$(103,946)	$(108,104)

The following is a reconciliation of the U.S. defined benefit pension plans' assets:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Beginning plan assets	$196,043	$251,215
Return on plan assets(1)	52,315	(85,960)
Company contributions	83,097	50,797
Benefits paid	(25,167)	(20,009)
Ending plan assets	$306,288	$196,043

(1) The significant decline in return on plan assets in 2008 is primarily a result of 2008 declines in global debt and equity markets. and will be amortized to income over the remaining expected service period.

We contributed $83.1 million and $50.8 million to the U.S. defined benefit pension plans during 2009 and 2008, respectively. These payments exceeded the minimum funding requirements mandated by the U.S. Department of Labor rules. Our estimated contribution in 2010 is expected to be between $30 million and $40 million, excluding direct benefits paid.

All U.S. defined benefit plan assets are held by the qualified plan. The asset allocation for the qualified plan at the end of 2009 and 2008 by asset category, are as follows:

	Target Allocation at December 31,		Percentage of Actual Plan Assets at December 31,	
Asset category	2009	2008	2009	2008
U.S. Large Cap	38%		39%	
U.S. Small Cap	6%		6%	
International Large Cap	11%		11%	
Equity securities	55%	65%	56%	66%
Long-Term Government / Credit	11%		11%	
Intermediate Bond	33%		32%	
Fixed income	44%	35%	43%	30%
Multi-strategy hedge fund	1%		1%	
Other	0%		0%	
Other	1%	0%	1%	4%

None of our common stock is directly held by our qualified plan. Our investment strategy is to earn a long-term rate of return consistent with an acceptable degree of risk and minimize our cash contributions over the life of the plan, while taking into account the liquidity needs of the plan. We preserve capital through diversified investments in high quality securities. Our current allocation target is to invest approximately 55% of plan assets in equity securities and 45% in fixed income securities. Within each investment category, assets are allocated to various investment strategies. A professional money management firm manages our assets, and we engage a consultant to assist in evaluating these activities. We periodically review the allocation target, generally in conjunction with an asset and liability study and in consideration of our future cash flow needs. We regularly rebalance the actual allocation to our target investment allocation.

Plan assets are invested in commingled funds and the individual funds are actively managed with the intent to outperform specified benchmarks. Our "Pension and Investment Committee" is responsible for setting the investment strategy and the target asset allocation, as well as selecting individual funds. As the qualified plan is approaching fully funded status, we are working toward the implementation of a Liability-Driven Investing ("LDI") strategy, which will more closely align the duration of the assets with the duration of the liabilities. An LDI strategy will result in an asset portfolio that more closely matches the behavior of the liability, thereby protecting the funded status of the plan.

The plan's financial instruments, shown below, are presented at fair value. See Note 1 for further discussions on how the hierarchical levels of the fair values of the Plan's investments are determined. The fair values of our U.S. defined benefit plan assets at December 31, 2009 were:

	Total	Hierarchical Levels I	Hierarchical Levels II	Hierarchical Levels III
	(Amounts in thousands)			
Cash	$ —	$—	$ —	$ —
Commingled Funds:				
Equity securities				
U.S. Large Cap(a)	118,534	—	118,534	—
U.S. Small Cap(b)	19,008	—	19,008	—
International Large Cap(c)	33,912	—	33,912	—
Fixed income securities				
Long-Term Government / Credit(d)	32,167	—	32,167	—
Intermediate Bond(e)	99,431	—	99,431	—
Other types of investments				
Multi-strategy hedge fund(f)	2,656	—	—	2,656
Other(g)	580	—	—	580
	$306,288	$—	$303,052	$3,236

(a) U.S. Large Cap funds seek to outperform the Russell 1000 (R) Index with investments in 1,000 large and medium capitalization U.S. companies represented in the Russell 1000 (R) Index, which is composed of the largest 1,000 U.S. equities in the Russell 3000 (R) Index as determined by market capitalization. The Russell 3000 (R) Index is composed of the largest U.S. equities and the smallest 2000 U.S. equities as determined by market capitalization.

(b) U.S. Small Cap funds seek to outperform the Russell 2000 (R) Index with investments in medium and small capitalization U.S. companies, represented in the Russell 2000 (R) Index, which is composed of the smallest 2,000 U.S. equities in the Russell 3000 (R) Index as determined by market capitalization.

(c) International Large Cap funds seek to outperform the MSCI Europe, Australia, and Far East Index with investments in most of the developed nations of the world so as to maintain a high degree of diversification among countries and currencies.

(d) Long-Term Government/Credit funds seek to outperform the Barclays Capital U.S. Long-Term Government/ Credit Index by generating excess return through a variety of diversified strategies in securities with longer durations, such as sector rotation, security selection and tactical use of high-yield bonds.

(e) Intermediate Bonds seek to outperform the Barclays Capital U.S. Aggregate Bond Index by generating excess return through a variety of diversified strategies in securities with short to intermediate durations, such as sector rotation, security selection and tactical use of high-yield bonds.

(f) Multi-strategy hedge fund represents a fund of hedge funds that invest in a variety of private equity funds and real estate. Level III rollforward details have not been provided due to immateriality.

(g) Details, including Level III rollforward details, have not been provided due to immateriality.

Non-U.S. Defined Benefit Plans — We maintain defined benefit pension plans, which cover some or all of the employees in the following countries: Austria, France, Germany, India, Indonesia, Italy, Japan, Mexico, the Netherlands, Sweden and United Kingdom ("U.K."). The assets in the U.K. (two plans) and Netherlands (one plan) represent 97% of the total non-U.S. plan assets ("non-U.S. assets"). Details of other countries' assets have not been provided due to immateriality.

The following are assumptions related to the non-U.S. defined benefit pension plans:

	Year Ended December 31,		
	2009	2008	2007
Weighted average assumptions used to determine Benefit Obligations:			
Discount rate	5.41%	5.47%	5.61%
Rate of increase in compensation levels	3.58	3.07	3.32
Weighted average assumptions used to determine net pension expense:			
Long-term rate of return on assets	4.38%	4.35%	5.91%
Discount rate	5.47	5.61	4.78
Rate of increase in compensation levels	3.07	3.32	3.23

At December 31, 2009 as compared to December 31, 2008, we decreased our average discount rate for non-U.S. plans from 5.47% to 5.41% based primarily on lower applicable iBoxx corporate AA bond indices for the U.K. and the Euro zone. In determining 2009 expense, we increased our average rate of return on assets from 4.35% at December 31, 2008 to 4.38% at December 31, 2009. As the expected rate of return on plan assets is long-term in nature, short-term market changes do not significantly impact the rates.

Many of our non-U.S. defined benefit plans are unfunded, as permitted by local regulation. The expected long-term rate of return on assets for funded plans was determined by assessing the rates of return for each asset class and is calculated using a quantitative approach that utilizes unadjusted historical returns and asset allocation as inputs for the calculation. We work with our actuaries to determine the reasonableness of our long-term rate of return assumptions by looking at several factors including historical returns, expected future returns, asset allocation, risks by asset class and other items.

Net pension expense for non-U.S. defined benefit pension plans was:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Service cost	$ 3,950	$ 3,631	$ 4,576
Interest cost	12,099	13,372	12,466
Expected return on plan assets	(4,373)	(5,429)	(7,516)
Amortization of unrecognized net loss	2,604	375	1,715
Settlement and other	607	40	363
Non-U.S. net pension expense	$14,887	$11,989	$11,604

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into non-U.S. expense in 2010 is $2.5 million. We amortize estimated prior service benefits and estimated net losses over the remaining expected service period or over the remaining expected lifetime of inactive participants for plans with only inactive participants.

The following summarizes the net pension liability for non-U.S. plans:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Benefit Obligation	$ 260,765	$ 228,070
Plan assets, at fair value	120,897	92,935
Funded status	$(139,868)	$(135,135)

The following summarizes amounts recognized in the balance sheet for non-U.S. plans:

	Year Ended December 31,	
	2009	2008
	(Amounts in thousands)	
Noncurrent assets	$ 86	$ 446
Current liabilities	(7,411)	(6,686)
Noncurrent liabilities	(132,543)	(128,895)
Funded status	$(139,868)	$(135,135)

The following is a reconciliation of the non-U.S. plans' defined benefit pension obligations:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Beginning Benefit Obligations	$228,070	$257,664
Service cost	3,950	3,631
Interest cost	12,099	13,372
Employee contributions	613	709
Plan amendments, curtailments and other	236	—
Actuarial loss(1)	15,393	8,986
Net benefits and expenses paid	(14,285)	(15,063)
Currency translation impact(2)	14,689	(41,229)
Ending Benefit Obligations	$260,765	$228,070
Accumulated benefit obligations	$237,120	$211,699

(1) The actuarial losses primarily reflect the impact of assumption changes in the plans in the U.K and experience losses.

(2) The currency translation impact in 2009 as compared with 2008 reflects the weakening of the U.S. dollar exchange rate against our significant currencies, primarily the British Pound and the Euro.

The following table summarizes the expected cash activity for the non-U.S. defined benefit plans in the future (amounts in millions):

Expected benefit payments:	
2010	$13.8
2011	14.0
2012	14.4
2013	15.2
2014	16.4
2015-2019	91.9

The following table shows the change in accumulated other comprehensive loss attributable to the components of the net cost and the change in Benefit Obligations for non-U.S. plans, net of tax:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Balance — January 1	$(34,156)	$(22,695)	$(38,045)
Amortization of net loss	2,049	255	1,578
Net (loss) gain arising during the year	(5,018)	(18,001)	14,817
Settlement loss	426	—	—
Currency translation impact	(2,950)	6,285	(1,045)
Balance — December 31	$(39,649)	$(34,156)	$(22,695)

	December 31,	
	2009	2008
	(Amounts in thousands)	
Unrecognized net loss	$(39,649)	$(34,156)
Accumulated other comprehensive loss, net of tax:	$(39,649)	$(34,156)

The following is a reconciliation of the non-U.S. plans' defined benefit pension assets:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Beginning plan assets	$ 92,935	$131,128
Return on plan assets(1)	13,569	(14,909)
Employee contributions	613	709
Company contributions	18,095	20,234
Currency translation impact(2)and other	8,991	(29,164)
Net benefits and expenses paid	(13,306)	(15,063)
Ending plan assets	$120,897	$ 92,935

(1) The significant decline in return on plan assets in 2008 is primarily a result of 2008 declines in global debt and equity markets.

(2) The currency translation impact in 2009 as compared with 2008 reflects the weakening of the U.S. dollar exchange rate against our significant currencies, primarily the British Pound and the Euro.

Our contributions to non-U.S. defined benefit pension plans in 2010 are expected to be approximately $10 million, excluding direct benefits paid.

The asset allocations for the non-U.S. defined benefit pension plans at the end of 2009 and 2008 are as follows:

Asset category	Target Allocation at December 31, 2009	Target Allocation at December 31, 2008	Percentage of Actual Plan Assets at December 31, 2009	Percentage of Actual Plan Assets at December 31, 2008
North American Companies	5%		5%	
U.K. Companies	27%		27%	
European Companies	8%		8%	
Asian Pacific Companies	5%		5%	
Global Equity	3%		3%	
Emerging Markets	0%	—	0%	—
Equity securities	48%	48%	48%	47%
U.K. Government Gilt Index	19%		19%	
U.K. Corporate Bond Index	15%		15%	
Global Fixed Income Bond	15%	—	15%	—
Fixed income	49%	51%	49%	51%
Other	3%	1%	3%	2%

None of our common stock is held directly by these plans. In all cases, our investment strategy for these plans is to earn a long-term rate of return consistent with an acceptable degree of risk and minimize our cash contributions over the life of the plan, while taking into account the liquidity needs of the plan and the legal requirements of the particular country. We preserve capital through diversified investments in high quality securities.

Asset allocation differs by plan based upon the plan's Benefit Obligation to participants, as well as the results of asset and liability studies that are conducted for each plan and in consideration of our future cash flow needs. Professional money management firms manage plan assets and we engage consultants in the U.K. and Netherlands to assist in evaluation of these activities. The assets of the U.K. plans are overseen by a group of Trustees who review the investment strategy, asset allocation and fund selection. These assets are passively managed as they are invested in index funds that attempt to match the performance of the specified benchmark index. The assets of the Netherlands plan are independently managed by an outside service provider.

The fair values of the non-U.S.assets at December 31, 2009 were:

	Total	Hierarchical Levels I	II	III
	(Amounts in thousands)			
Cash	$ —	$—	$ —	$ —
Commingled Funds:				
Equity securities				
North American Companies(a)	6,209	—	6,209	—
U.K. Companies(b)	32,665	—	32,665	—
European Companies(c)	9,078	—	9,078	—
Asian Pacific Companies(d)	6,372	—	6,372	—
Global Equity(e)	3,327	—	3,327	—
Emerging Markets(f)	305	—	305	—
Fixed income securities				
U.K. Government Gilt Index(g)	22,692	—	22,692	—
U.K. Corporate Bond Index(h)	18,599	—	18,599	—
Global Fixed Income Bond(i)	18,469	—	18,469	—
Other(j)	3,181	—	—	3,181
	$120,897	$—	$117,716	$3,181

(a) North American Companies represents U.S. and Canadian large cap equity index funds, which are passively managed and track their respective benchmarks (FTSE All-World USA Index and FTSE All-World Canada Index).

(b) U.K. Companies represents a U.K. equity index fund, which is passively managed and tracks the FTSE All-Share Index.

(c) European companies represents a European equity index fund, which is passively managed and tracks the FTSE All-World Developed Europe Ex-U.K. Index.

(d) Asian Pacific Companies represents Japanese and Pacific Rim equity index funds, which are passively managed and track their respective benchmarks (FTSE All-World Japan Index and FTSE All-World Developed Asia Pacific Ex-Japan Index).

(e) Global Equity represents actively managed, global equity funds taking a top-down strategic view on the different regions by analyzing companies based on fundamentals, market-driven, thematic and quantitative factors to generate alpha.

(f) Emerging Markets represents a diversified portfolio of shares issued by companies in any developing or emerging country of Latin America, Asia, Eastern Europe, the Middle East, and Africa using a bottom-up stock selection process.

(g) U.K. Government Gilt Index represents U.K. government issued fixed income investments which are passively managed and track the respective benchmarks (FTSE U.K. Gilts Index-Linked Over 5 Years Index and FTSE U.K. Gilts Over 15 Years Index).

(h) U.K. Corporate Bond Index represents U.K. corporate bond investments, which are passively managed and track the iBoxx Over 15 years £ Non-Gilts Index.

(i) Global Fixed Income Bond represents actively managed, diversified fixed income investment funds, primarily invested in traditional government bonds, high-quality corporate bonds, asset backed securities, in addition to emerging market debt and high yield corporates.

(j) Includes assets held by plans outside the U.K. and Netherlands. Details, including Level III rollforward details, have not been provided due to immateriality.

Defined Benefit Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets — The following summarizes key pension plan information regarding U.S. and non-U.S. plans whose accumulated benefit obligations exceed the fair value of their respective plan assets.

	December 31,	
	2009	2008
	(Amounts in thousands)	
Benefit Obligation	$504,312	$530,944
Accumulated benefit obligation	496,657	515,128
Fair value of plan assets	337,310	287,113

Postretirement Medical Plans — We sponsor several defined benefit postretirement medical plans covering most current retirees and a limited number of future retirees in the U.S. These plans provide for medical and dental benefits and are administered through insurance companies and health maintenance organizations. The plans include participant contributions, deductibles, co-insurance provisions and other limitations and are integrated with Medicare and other group plans. We fund the plans as benefits and health maintenance organization premiums are paid, such that the plans hold no assets in any period presented. Accordingly, we have no investment strategy or targeted allocations for plan assets. Benefits under our postretirement medical plans are not available to new employees or most existing employees.

The following are assumptions related to the postretirement benefits:

	Year Ended December 31,		
	2009	2008	2007
Weighted average assumptions used to determine Benefit Obligations:			
Discount rate	5.25%	6.50%	6.25%
Weighted average assumptions used to determine net expense:			
Discount rate	6.50%	6.25%	5.75%
Expected return on plan assets	—	—	—

The assumed ranges for the annual rates of increase in medical costs used to determine net expense were 9.0% for 2009, 7.8% for 2008 and 8.8% for 2007, with a gradual decrease to 5.0% for 2031 and future years.

Net postretirement benefit expense for postretirement medical plans was:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Service cost	$ 42	$ 67	$ 87
Interest cost	2,493	3,531	3,675
Amortization of unrecognized prior service benefit	(1,974)	(2,514)	(4,285)
Amortization of unrecognized net (gain) loss	(2,903)	33	466
Net postretirement benefit (income) expense	$(2,342)	$ 1,117	$ (57)

The estimated prior service benefit for postretirement medical plans that will be amortized from accumulated other comprehensive loss into U.S. pension expense in 2010 is $1.9 million. The estimated net gain for postretirement medical plans that will be amortized from accumulated other comprehensive loss into U.S. expense in 2010 is $2.3 million.

The following summarizes the accrued postretirement benefits liability for the postretirement medical plans:

	December 31, 2009	December 31, 2008
	(Amounts in thousands)	
Postretirement Benefit Obligation	$ 40,170	$ 43,064
Funded status	$(40,170)	$(43,064)

The following summarizes amounts recognized in the balance sheet for postretirement benefits:

	December 31, 2009	December 31, 2008
	(Amounts in thousands)	
Current liabilities	$ (4,924)	$ (6,199)
Noncurrent liabilities	(35,246)	(36,865)
Funded status	$(40,170)	$(43,064)

The following is a reconciliation of the postretirement Benefits Obligation:

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Amounts in thousands)	
Beginning postretirement Benefit Obligation	$43,064	$ 62,267
Service cost	42	67
Interest cost	2,493	3,531
Employee contributions	2,709	2,935
Medicare subsidies receivable	472	500
Actuarial gain(1)	(1,610)	(19,412)
Net benefits and expenses paid	(7,000)	(6,824)
Ending postretirement Benefit Obligation	$40,170	$ 43,064

(1) The actuarial gain in 2008 primarily reflects the impact of the changes in assumptions related to employee retention rates in the plans based on recent trends.

The following presents expected benefit payments for future periods (amounts in millions):

	Expected Payments	Medicare Subsidy
2010	$ 5.1	$0.1
2011	4.7	0.1
2012	4.2	0.1
2013	3.9	0.1
2014	3.5	0.1
2015-2018	13.9	0.7

The following table shows the change in accumulated other comprehensive loss attributable to the components of the net cost and the change in Benefit Obligations for postretirement benefits, net of tax:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Balance — January 1	$13,183	$ 2,336	$ 445
Amortization of net (gain) loss	(2,016)	21	299
Amortization of prior service benefit	(1,371)	(1,611)	(2,745)
Net gain arising during the year	1,119	12,437	4,337
Balance — December 31	$10,915	$13,183	$ 2,336

	December 31,	
	2009	2008
	(Amounts in thousands)	
Unrecognized net gain	$ 8,698	$ 9,666
Unrecognized prior service benefit	2,217	3,517
Accumulated other comprehensive income, net of tax:	$10,915	$13,183

We made contributions to the postretirement medical plans to pay benefits of $3.8 million in 2009, $3.9 million in 2008 and $6.6 million in 2007. Because the postretirement medical plans are unfunded, we make contributions as the covered individuals' claims are approved for payment. Accordingly, contributions during any period are directly correlated to the benefits paid.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effect on the 2009 reported amounts (in thousands):

	1% Increase	1% Decrease
Effect on postretirement Benefit Obligation	$366	$(344)
Effect on service cost plus interest cost	43	(39)

Defined Contribution Plans — We sponsor several defined contribution plans covering substantially all U.S. and Canadian employees and certain other non-U.S. employees. Employees may contribute to these plans, and these contributions are matched in varying amounts by us, including opportunities for discretionary matching contributions by us. Defined contribution plan expense was $13.6 million in 2009, $13.0 million in 2008 and $8.0 million in 2007. In 2008, we discontinued discretionary contributions for the defined contribution plan in the U.S., and increased our matching contributions by 25%.

Participants in the U.S. defined contribution plan have the option to invest in our common stock and discretionary contributions by us were previously funded with our common stock; therefore, the plan assets include such holdings of our common stock.

14. LEGAL MATTERS AND CONTINGENCIES

Asbestos-Related Claims

We are a defendant in a number of pending lawsuits (which include, in many cases, multiple claimants) that seek to recover damages for personal injury allegedly caused by exposure to asbestos-containing products manufactured and/or distributed by us in the past. While the overall number of asbestos-related claims has generally declined in recent years, there can be no assurance that this trend will continue, or that the average cost per claim will not increase. Asbestos-containing materials incorporated into any such products were primarily encapsulated and used as components of process equipment, and we do not believe that any significant emission of asbestos-containing fibers occurred during the use of this equipment. We believe that a high percentage of the claims are covered by applicable insurance or indemnities from other companies.

Shareholder Litigation — Pending Settlement

In 2003, related lawsuits were filed in federal court in the Northern District of Texas, alleging that we violated federal securities laws. After these cases were consolidated, the lead plaintiff amended its complaint several times. The lead plaintiff's last pleading was the fifth consolidated amended complaint (the "Complaint"). The Complaint alleged that federal securities violations occurred between February 6, 2001 and September 27, 2002 and named as defendants our company, C. Scott Greer, our former Chairman, President and Chief Executive Officer, Renee J. Hornbaker, our former Vice President and Chief Financial Officer, PricewaterhouseCoopers LLP, our independent registered public accounting firm, and Banc of America Securities LLC and Credit Suisse First Boston LLC, which served as underwriters for our two public stock offerings during the relevant period. The Complaint asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 thereunder, and Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). The lead plaintiff sought unspecified compensatory damages, forfeiture by Mr. Greer and Ms. Hornbaker of unspecified incentive-based or equity-based compensation and profits from any stock sales and recovery of costs. By orders dated November 13, 2007 and January 4, 2008, the District Court denied the plaintiffs' motion for class certification and granted summary judgment in favor of the defendants on all claims. The plaintiffs appealed both rulings to the federal Fifth Circuit Court of Appeals ("Court of Appeals"), and on June 19, 2009, the Court of Appeals issued an opinion vacating the District Court's denial of class certification, reversing in part and vacating in part the District Court's entry of summary judgment. As a result of the Court of Appeals' opinion, the case was remanded to the District Court for further proceedings consistent with the opinion and further consideration of certain issues, including whether the plaintiffs can demonstrate that the case should be certified as a class action.

The parties have engaged in discussions following the issuance of the Court of Appeals' opinion in furtherance of an amicable resolution of the case, which resulted in a stipulation of settlement being executed and filed with the District Court. The settlement is subject to various customary conditions, including preliminary approval by the District Court, notice to class members, class member opt-out thresholds, a final hearing and final approval by the District Court. We recognized a charge of $7.5 million related to increased fees and accrued resolution costs in the third quarter of 2009, bringing our total charges for this matter to $13.5 million, which represents our net obligation, after payments to be made directly by our insurance carriers under the pending settlement, to the $55 million total settlement amount. Our total obligation under the pending settlement is reflected in accrued liabilities in our consolidated balance sheet, with a corresponding amount in prepaid expenses and other for the amount to be paid on our behalf by our insurance carriers. If the settlement conditions are not resolved and the litigation proceeds, we continue to believe we have valid defenses to the claims asserted, and we will continue to vigorously defend this case.

United Nations Oil-for-Food Program

We believe that a confidential French investigation may still be ongoing relating to products that two of our foreign subsidiaries delivered to Iraq from 1996 through 2003 under the United Nations Oil-for-Food Program. Accordingly, we cannot predict the outcome of the French investigation at this time. We currently do not expect to incur additional case resolution costs of a material amount in this matter; however, if the French authorities take enforcement action against us regarding its investigation, we may be subject to additional monetary and non-monetary penalties.

In addition to the governmental investigation referenced above, on June 27, 2008, the Republic of Iraq filed a civil suit in federal court in New York against 93 participants in the United Nations Oil-for-Food Program, including

Flowserve and our two foreign subsidiaries that participated in the program. We intend to vigorously contest the suit, and we believe that we have valid defenses to the claims asserted. However, we cannot predict the outcome of the suit at the present time or whether the resolution of this suit will have a material adverse financial impact on our company.

Export Compliance

In March 2006, we initiated a voluntary process to determine our compliance posture with respect to United States ("U.S.") export control and economic sanctions laws and regulations. Upon initial investigation, it appeared that some product transactions and technology transfers were not handled in full compliance with U.S. export control laws and regulations. As a result, in conjunction with outside counsel, we conducted a voluntary systematic process to further review, validate and voluntarily disclose export violations discovered as part of this review process. We completed our comprehensive disclosures to the appropriate U.S. government regulatory authorities at the end of 2008, and we continue to work with those authorities to supplement and clarify specific aspects of those disclosures. Based on our review of the data collected, during the self-disclosure period of October 1, 2002 through October 1, 2007, a number of process pumps, valves, mechanical seals and parts related thereto were exported, in limited circumstances, without required export or reexport licenses or without full compliance with all applicable rules and regulations to a number of different countries throughout the world, including certain U.S. sanctioned countries. The foregoing information is subject to revision as we further review this submittal with applicable U.S. regulatory authorities.

We have taken a number of actions to increase the effectiveness of our global export compliance program. This has included increasing the personnel and resources dedicated to export compliance, providing additional export compliance tools to employees, improving our export transaction screening processes and enhancing the content and frequency of our export compliance training programs.

Any self-reported violations of U.S. export control laws and regulations may result in civil or criminal penalties, including fines and/or other penalties. We are currently engaged in discussions with U.S. regulators about such penalties as part of our effort to resolve this matter; however, while we currently do not believe any such penalties will have a material adverse impact on our company, we are currently unable to definitively determine the full extent or nature or total amount of penalties to which we might be subject as a result of any such self-reported violations of the U.S. export control laws and regulations.

Other

We are currently involved as a potentially responsible party at three former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediation at these sites, as well as our alleged "fair share" allocation, will remain uncertain until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have similarly been identified. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on our information about the waste disposal practices at these sites and the environmental regulatory process in general, we believe that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites. We believe that our exposure for existing disposal sites will not be material.

We are also a defendant in a number of other lawsuits, including product liability claims, that are insured, subject to the applicable deductibles, arising in the ordinary course of business, and we are also involved in ordinary routine litigation incidental to our business, none of which, either individually or in the aggregate, we believe to be material to our business, operations or overall financial condition. However, litigation is inherently unpredictable, and resolutions or dispositions of claims or lawsuits by settlement or otherwise could have an adverse impact on our financial position, results of operations or cash flows for the reporting period in which any such resolution or disposition occurs.

Although none of the aforementioned potential liabilities can be quantified with absolute certainty except as otherwise indicated above, we have established reserves covering exposures relating to contingencies, to the extent believed to be reasonably estimable and probable based on past experience and available facts. While additional exposures beyond these reserves could exist, they currently cannot be estimated. We will continue to evaluate these potential contingent loss exposures and, if they develop, recognize expense as soon as such losses become probable and can be reasonably estimated.

15. WARRANTY RESERVE

We have recorded reserves for product warranty claims that are included in both current and non-current liabilities. The following is a summary of the activity in the warranty reserve:

	2009	2008	2007
	(Amounts in thousands)		
Balance — January 1	$ 36,936	$ 34,471	$ 29,314
Accruals for warranty expense, net of adjustments	34,456	32,428	25,637
Settlements made	(33,368)	(29,963)	(20,480)
Balance — December 31	$ 38,024	$ 36,936	$ 34,471

16. SHAREHOLDERS' EQUITY

On February 23, 2009, our Board of Directors authorized an increase in our quarterly cash dividend to $0.27 per share from $0.25 per share, effective for the first quarter of 2009. On February 22, 2010, our Board of Directors authorized an increase in the payment of quarterly dividends on our common stock from $0.27 per share to $0.29 per share payable quarterly beginning on April 7, 2010. Generally, our dividend date-of-record is in the last month of the quarter, and the dividend is paid the following month.

On February 26, 2008 our Board of Directors authorized a program to repurchase up to $300.0 million of our outstanding common stock over an unspecified time period, and the program commenced in the second quarter of 2008. We repurchased 544,500 and 1,741,100 shares for $40.9 million and $165.0 million during 2009 and 2008, respectively. To date, we have repurchased a total of 2,285,600 shares for $205.9 million under this program.

17. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Current:			
U.S. federal	$ 19,544	$ 11,612	$ 24,640
Non-U.S.	125,160	135,797	100,601
State and local	6,566	5,172	3,211
Total current	151,270	152,581	128,452
Deferred:			
U.S. federal	3,842	3,250	5,571
Non-U.S.	1,118	(6,462)	(22,106)
State and local	230	(1,648)	(7,623)
Total deferred	5,190	(4,860)	(24,158)
Total provision	$156,460	$147,721	$104,294

The expected cash payments for the current federal income tax expense for 2009, 2008 and 2007 were reduced by approximately $0.4 million, $12.2 million and $12.4 million, respectively, as a result of tax deductions related to the exercise of non-qualified employee stock options and the vesting of restricted stock. The income tax benefit resulting from these stock-based compensation plans has increased capital in excess of par value.

The provision for income taxes differs from the statutory corporate rate due to the following:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in millions)		
Statutory federal income tax at 35%	$204.7	$207.5	$126.7
Foreign impact, net	(49.1)	(50.8)	(20.3)
Change in valuation allowances	(1.1)	(6.5)	(11.0)
State and local income taxes, net	6.8	3.5	3.2
Meals and entertainment	0.9	1.2	0.9
Other	(5.7)	(7.2)	4.8
Total	$156.5	$147.7	$104.3
Effective tax rate	26.8%	24.9%	28.8%

The net increase (decrease) in valuation allowances in the rate reconciliation above includes a net increase (reduction) of foreign valuation allowances of $0.9 million, $(8.2) million and $(11.1) million in 2009, 2008 and 2007, respectively.

The 2009 effective tax rate differed from the federal statutory rate of 35% primarily due to the net impact of foreign operations, which includes the impacts of lower foreign tax rates and changes in our reserves established for uncertain tax positions.

The 2008 effective tax rate differed from the federal statutory rate of 35% primarily due to the net impact of foreign operations which includes the impacts of lower foreign tax rates, changes in our reserves established for uncertain tax positions pursuant to ASC 740, benefits arising from our permanent reinvestment in foreign subsidiaries, changes in valuation allowance estimates and a favorable tax ruling in Luxembourg. The net impact of discrete items included in the discussion above was approximately $22 million.

The 2007 effective tax rate differed from the federal statutory rate of 35% primarily due to the net impact of foreign operations, which includes the impacts of lower foreign tax rates and the net favorable results from various tax audits, and changes in valuation allowance estimates. These improvements were partially offset by additional reserves established for uncertain tax positions.

We do not assert permanent reinvestment on the majority of our unremitted foreign earnings. However, we do assert permanent reinvestment on certain portions of our initial invested capital in various foreign subsidiaries. During each of the three years reported in the period ended December 31, 2009, we have not recognized any net deferred tax assets attributable to excess foreign tax credits on unremitted earnings or foreign currency translation adjustments in our foreign subsidiaries with excess financial reporting basis. We had cash and deemed dividend distributions from our foreign subsidiaries that resulted in the recognition of approximately $(2.4) million, $27.1 million and $7.5 million of income tax (benefit) expense during the years ended December 31, 2009, 2008 and 2007, respectively. As we have not recorded a benefit for the excess foreign tax credits associated with deemed repatriation of unremitted earnings, these credits are not available to offset the liability associated with these dividends.

The American Jobs Creation Act of 2004 provides a deduction for income from qualified domestic production activities, which is being phased in from 2005 through 2010. This manufacturing deduction had only a minor impact to our tax rates. The effect on future tax rates has not yet been quantified. The tax deduction on qualified production activities will be treated as a special deduction pursuant to ASC 740. As such, the special deduction will be reported in the period in which the deduction is claimed on our tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the consolidated deferred tax assets and liabilities were:

	December 31,	
	2009	2008
	(Amounts in thousands)	
Deferred tax assets related to:		
Retirement benefits	$ 45,835	$ 56,119
Net operating loss carryforwards	32,971	31,305
Compensation accruals	64,905	67,386
Inventories	35,680	29,530
Credit carryforwards	16,906	3,502
Warranty and accrued liabilities	30,488	25,273
Unrealized foreign exchange gain	976	3,825
Restructuring charge	2,938	762
Other	12,485	10,588
Total deferred tax assets	243,184	228,290
Valuation allowances	(17,292)	(17,208)
Net deferred tax assets	225,892	211,082
Deferred tax liabilities related to:		
Property, plant and equipment	(18,175)	(13,789)
Goodwill and intangibles	(81,910)	(65,396)
Foreign equity investments	(5,540)	(4,501)
Total deferred tax liabilities	(105,625)	(83,686)
Deferred tax assets, net	$ 120,267	$127,396

We have approximately $158.4 million of U.S. and foreign net operating loss carryforwards at December 31, 2009. Of this total, $37.7 million are state net operating losses. Net operating losses generated in the U.S., if unused, will expire in 2010 through 2026. The majority of our non-U.S. net operating losses carry forward without expiration. Additionally, we have $9.8 million of foreign tax credit carryforwards at December 31, 2009, expiring in 2018 through 2019 for which $0.4 million in valuation allowance reserves have been recorded.

Earnings before income taxes comprised:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
U.S.	$142,783	$129,323	$ 91,348
Non-U.S.	442,008	463,617	270,694
Total	$584,791	$592,940	$362,042

On January 1, 2007, we adopted guidance under ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The cumulative effect of adopting ASC 740 was an increase in tax reserves and a decrease of $29.8 million to opening retained earnings at January 1, 2007. Upon adoption, the amount of gross unrecognized tax benefits at January 1, 2007 was approximately $129 million. Of this amount $84.9 million, if recognized, would favorably impact our effective tax rate. Accrued interest and penalties recorded on the balance sheet at January 1, 2007 was approximately $14 million.

A tabular reconciliation of the total gross amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in millions):

	2009	2008
Balance — January 1	$130.8	$145.0
Gross amount of (decreases) increases in unrecognized tax benefits resulting from tax positions taken:		
During a prior year	(1.1)	11.3
During the current period	4.3	22.3
Decreases in unrecognized tax benefits relating to:		
Settlements with taxing authorities	(1.5)	(0.9)
Lapse of the applicable statute of limitations	(6.4)	(43.6)
Increases (decreases) in unrecognized tax benefits relating to foreign currency translation adjustments	4.1	(3.3)
Balance — December 31	$130.2	$130.8

The amount of gross unrecognized tax benefits at December 31, 2009 was $156.0 million, which includes $25.8 million of accrued interest and penalties. Of this amount $97.5 million, if recognized, would favorably impact our effective tax rate. The total amount of interest and penalties recognized in the statements of income for the years ended December 31, 2009, 2008 and 2007 was $4.4 million, $1.9 million and $4.4 million, respectively.

With limited exception, we are no longer subject to U.S. federal, state and local income tax audits for years through 2004 or non-U.S. income tax audits for years through 2003. We are currently under examination for various years in Austria, Germany, India, Japan, Mexico, Singapore, the U.S. and Venezuela.

It is reasonably possible that within the next 12 months the effective tax rate will be impacted by the resolution of some or all of the matters audited by various taxing authorities. It is also reasonably possible that we will have the statute of limitations close in various taxing jurisdictions within the next 12 months. As such, we estimate we could record a reduction in our tax expense of between $9.6 million and $22.4 million within the next 12 months.

18. BUSINESS SEGMENT INFORMATION

We are principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. We provide pumps, valves and mechanical seals primarily for the oil and gas industry, chemical, power generation, water management and other industries requiring flow management products.

Through December 31, 2009, we had the following three divisions, each of which constitutes a business segment:

- Flowserve Pump Division;
- Flow Control Division; and
- Flow Solutions Division.

Each division manufactures different products and is defined by the type of products and services provided. Each division has a President, who reports directly to our Chief Executive Officer, and a Division Vice President — Finance, who reports directly to our Chief Accounting Officer. For decision-making purposes, our Chief Executive Officer and other members of senior executive management use financial information generated and reported at the division level. Our corporate headquarters does not constitute a separate division or business segment.

We evaluate segment performance and allocate resources based on each segment's operating income. Amounts classified as "All Other" include the corporate headquarters costs and other minor entities that do not constitute separate segments. Intersegment sales and transfers are recorded at cost plus a profit margin, with the margin on such sales eliminated in consolidation.

The following is a summary of the financial information of our reportable segments as of and for the years ended December 31, 2009, 2008 and 2007 reconciled to the amounts reported in the consolidated financial statements.

	Flowserve Pump	Flow Control	Flow Solutions	Subtotal — Reportable Segments	All Other(1)	Consolidated Total
			(Amounts in thousands)			
Year Ended December 31, 2009:						
Sales to external customers	$2,646,563	$1,196,642	$517,539	$4,360,744	$ 4,518	$4,365,262
Intersegment sales	3,041	6,576	61,653	71,270	(71,270)	—
Segment operating income	441,565	204,118	102,730	748,413	(118,896)	629,517
Depreciation and amortization	46,872	29,140	10,518	86,530	8,915	95,445
Identifiable assets	2,095,925	1,011,608	325,077	3,432,610	816,284	4,248,894
Capital expenditures	56,176	32,358	10,213	98,747	9,701	108,448

	Flowserve Pump	Flow Control	Flow Solutions	Subtotal — Reportable Segments	All Other(1)	Consolidated Total
			(Amounts in thousands)			
Year Ended December 31, 2008:						
Sales to external customers	$2,512,826	$1,375,187	$580,069	$4,468,082	$ 5,391	$4,473,473
Intersegment sales	1,960	6,509	73,610	82,079	(82,079)	—
Segment operating income	391,630	218,673	129,173	739,476	(123,798)	615,678
Depreciation and amortization	37,826	26,485	8,533	72,844	8,598	81,442
Identifiable assets	2,039,719	1,049,974	318,953	3,408,646	615,048	4,023,694
Capital expenditures	55,319	41,195	16,665	113,179	13,753	126,932

	Flowserve Pump	Flow Control	Flow Solutions	Subtotal — Reportable Segments	All Other	Consolidated Total
			(Amounts in thousands)			
Year Ended December 31, 2007:						
Sales to external customers	$2,093,856	$1,156,738	$506,053	$3,756,647	$ 6,047	$3,762,694
Intersegment sales	1,510	6,431	58,447	66,388	(66,388)	—
Segment operating income	274,822	163,803	112,731	551,356	(139,466)	411,890
Depreciation and amortization	33,709	25,789	7,825	67,323	10,388	77,711
Identifiable assets	1,792,864	988,416	292,439	3,073,719	446,702	3,520,421
Capital expenditures	48,284	19,092	11,168	78,544	10,431	88,975

(1) The increase in identifiable assets for "All Other" in 2009, 2008 and 2007 is primarily a result of increased cash balances.

Geographic Information — We attribute sales to different geographic areas based on the facilities' locations. Long-lived assets are classified based on the geographic area in which the assets are located and exclude deferred tax assets categorized as non-current. Sales and long-lived assets by geographic area are as follows:

	Year Ended December 31, 2009			
	Sales	Percentage	Long-Lived Assets	Percentage
	(Amounts in thousands)			
United States	$1,416,739	32.5%	$1,034,055	60.2%
Europe(1)	2,142,371	49.1%	510,391	29.7%
Other(2)	806,152	18.4%	173,802	10.1%
Consolidated total	$4,365,262	100.0%	$1,718,248	100.0%

	Year Ended December 31, 2008			
	Sales	Percentage	Long-Lived Assets	Percentage
	(Amounts in thousands)			
United States	$1,547,448	34.6%	$1,062,577	64.1%
Europe(1)	2,119,196	47.4%	446,153	26.9%
Other(2)	806,829	18.0%	149,978	9.0%
Consolidated total	$4,473,473	100.0%	$1,658,708	100.0%

	Year Ended December 31, 2007			
	Sales	Percentage	Long-Lived Assets	Percentage
	(Amounts in thousands)			
United States	$1,381,981	36.7%	$1,020,708	63.4%
Europe(1)	1,767,418	47.0%	449,343	27.9%
Other(2)	613,295	16.3%	139,783	8.7%
Consolidated total	$3,762,694	100.0%	$1,609,834	100.0%

(1) In 2009, 2008 and 2007, Germany accounted for approximately 10% of consolidated sales. No other individual country within this group represents 10% or more of consolidated long-lived assets for any period presented.

(2) "Other" includes Canada, Latin America and Asia Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals for any period presented.

Net sales to international customers, including export sales from the United States, represented 73%, 69% and 66% of total sales in 2009, 2008 and 2007, respectively.

Major Customer Information — We have a large number of customers across a large number of manufacturing and service facilities and do not believe that we have sales to any individual customer that represent 10% or more of consolidated sales for any of the years presented.

19. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following presents the components of accumulated other comprehensive loss, net of related tax effects:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in thousands)		
Foreign currency translation adjustments(1)(2)	$ (11,813)	$ (74,862)	$ 51,841
Pension and other postretirement effects(3)	(132,680)	(129,077)	(69,100)
Cash flow hedging activity	(3,251)	(6,758)	(2,652)
Accumulated other comprehensive loss	$(147,744)	$(210,697)	$(19,911)

(1) Includes foreign currency translation adjustments attributable to noncontrolling interests.

(2) Foreign currency translation adjustments in 2009 primarily represents the weakening of the U.S. dollar exchange rate versus the Euro and the British Pound at December 31, 2009 as compared with December 31, 2008. The decrease in foreign currency translation adjustments in 2008 primarily represents a strengthening of the U.S. dollar exchange rate versus the Euro and the British Pound at December 31, 2008 as compared with December 31, 2007.

(3) The decrease in pension and other postretirement effects in 2008 as compared with 2007 primarily reflects actuarial net losses resulting from returns on plan assets that were lower than anticipated.

The following tables present a summary of other comprehensive (expense) income for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31, 2009		
	Before-Tax Amount	Income Tax	After-Tax Amount
	(Amounts in thousands)		
Foreign currency translation adjustments	$ 98,514	$(35,465)	$63,049
Pension and other postretirement effects	(3,919)	316	(3,603)
Cash flow hedging activity	5,480	(1,973)	3,507
Other comprehensive income (expense)	$100,075	$(37,122)	$62,953

	Year Ended December 31, 2008		
	Before-Tax Amount	Income Tax	After-Tax Amount
	(Amounts in thousands)		
Foreign currency translation adjustments	$(128,537)	$ 1,834	$(126,703)
Pension and other postretirement effects	(97,731)	37,754	(59,977)
Cash flow hedging activity	(6,416)	2,310	(4,106)
Other comprehensive (expense) income	$(232,684)	$41,898	$(190,786)

	Year Ended December 31, 2007		
	Before-Tax Amount	Income Tax	After-Tax Amount
	(Amounts in thousands)		
Foreign currency translation adjustments	$54,124	$ (3,973)	$50,151
Pension and other postretirement effects	35,033	(10,850)	24,183
Cash flow hedging activity	(6,102)	2,197	(3,905)
Other comprehensive income	$83,055	$(12,626)	$70,429

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following presents a summary of the unaudited quarterly data for 2009 and 2008 (amounts in millions except per share data):

Quarter	2009			
	4th	3rd	2nd	1st
Sales	$1,199.1	$1,051.1	$1,090.4	$1,024.7
Gross profit	408.8	385.2	386.3	367.8
Earnings before income taxes	148.2	158.6	149.2	128.8
Net earnings of Flowserve Corporation	110.5	116.9	108.2	92.3
Earnings per share:				
Basic	$ 1.98	$ 2.10	$ 1.94	$ 1.65
Diluted	1.96	2.07	1.92	1.64

Quarter	2008			
	4th	3rd	2nd	1st
Sales	$1,169.0	$1,153.6	$1,157.6	$993.3
Gross profit	411.6	404.9	418.0	345.8
Earnings before income taxes	160.4	144.9	161.8	125.8
Net earnings of Flowserve Corporation	114.4	117.0	122.9	88.1
Earnings per share:				
Basic	$ 2.03	$ 2.05	$ 2.14	$ 1.53
Diluted	2.03	2.04	2.12	1.52

The significant fourth quarter adjustments for 2009 pre-tax were to record $34.9 million in charges related to our Realignment Programs. See Note 8 for additional information on our Realignment Programs.

We had no significant fourth quarter adjustments in 2008.

21. SUBSEQUENT EVENTS

Venezuela — On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) and move to a two-tier exchange structure effective January 11, 2010. The official exchange rate is expected to move from 2.15 to 4.30 Bolivars to the U.S. Dollar for non-essential items and to 2.60 Bolivars to the U.S. Dollar for essential items. Additionally, effective January 1, 2010, Venezuela has been designated as hyperinflationary, and as a result, we began to use the U.S. Dollar as our functional currency in Venezuela effective January 1, 2010. In accordance with hyperinflationary accounting, all future currency fluctuations between the Bolivar and the U.S. Dollar will be recorded in our statements of income. Our operations in Venezuela generally consist of a service center that both imports equipment and parts from certain of our other locations for re-sale to third parties within Venezuela and performs service and repair activities. Our Venezuelan subsidiary's sales in 2009 and total assets at December 31, 2009 represented approximately 1% or less of our consolidated sales and total assets for the same periods.

Although approvals by Venezuela's Commission for the Administration of Foreign Exchange have slowed, we have historically been able to remit dividends and other payments at the official rate, and we currently anticipate doing so in the future. Accordingly, at December 31, 2009, we used the official rate of 2.15 Bolivars to the U.S. Dollar for re-measurement and translation of our Venezuelan financial statements. Our preliminary assessment of the impact of the devaluation is that we will incur an after-tax charge of approximately $14 million in the first quarter of 2010 as a result of re-measuring using the official rate of 4.30 Bolivars to the U.S. Dollar. We are currently assessing the ongoing impact of the currency devaluation on our Venezuelan operations and imports into the market, including the Venezuelan subsidiary's ability to remit cash for dividends and other payments at the official rate, the potential ability of our imported products to be classified as essential items and the ability to recover exchange losses, as well as further actions of the Venezuelan government and economic conditions in Venezuela, such as inflation and capital spending. The hyperinflationary designation and currency devaluation had no impact on our financial position or results of operations as of and for the year ended December 31, 2009 included in this Annual Report.

Segment Reorganization — During the first quarter of 2010, we are reorganizing our divisional operations by combining FPD and FSD into the new Flow Solutions Group ("FSG"). We believe the combination of FPD and FSD enables us to continue building a strong customer focus for rotating equipment and related products and services, drive an enhanced customer-facing organization and further leverage best practices and capabilities. We expect the combined strength of FSG to provide greater efficiency for integrated component manufacturing, leverage in global spending and manufacturing resources and improve productivity through the use of common tools and processes to select, design, manufacture, distribute and service our product portfolio. FSG will be divided into two reportable segments based on type of product: Engineered and Industrial. Engineered will include the longer lead-time, highly engineered pump product operations of the former FPD and substantially all of the operations of the former FSD. Industrial will consist of the more standardized, general purpose pump product operations of the former FPD. FCD remains unchanged. This division reorganization had no effect on our reportable segments in 2009 and is not reflected in any of the accompanying financial information included in this Annual Report. Beginning in 2010, our segment reporting will reflect the structure described above, and prior periods will be retrospectively adjusted to conform to our 2010 reportable segment structure presentation.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed to ensure that the information, which we are required to disclose in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, our management, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that as of December 31, 2009, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

On February 18, 2010, our board of directors approved amendments to the Flowserve Corporation Officer Severance Plan (the "OSP"), to be effective January 1, 2010, which modify the treatment of equity awards upon termination without cause or due to a reduction-in-force. Previously, if an eligible officer under the OSP was terminated without cause or due to a reduction-in-force, the officer would forfeit any performance shares (which vest contingent on our return on net assets performance against a pre-defined peer group) and any restricted stock (which generally vest ratably over a three-year period), regardless of the amount of time left until the vesting of the award.

The OSP now provides that an eligible officer will continue to remain eligible to receive any performance share awards if the vesting date of such awards is within 180 calendar days following the officer's termination date. Whether the performance shares ultimately vest is determined by our board of directors in its normal course of business in accordance with the terms and conditions of our Long-Term Incentive Plan. Additionally, the OSP now provides that an eligible officer who has an outstanding restricted stock award that would otherwise vest within 90 calendar days after the officer's termination date will be eligible to receive a cash payment in lieu of the restricted stock award. The cash payment would be calculated by multiplying (1) the number of shares that would otherwise vest within 90 calendar days after the officer's termination date by (2) the average closing price of our common stock, as reported by the NYSE, during the last 20 trading days in the month preceding the officer's termination date.

The above discussion of the OSP is a summary description and is qualified in its entirety by reference to the OSP, as amended and restated, a copy of which is filed as Exhibit 10.32 to this Annual Report.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required in this Item 10 is incorporated by reference to our definitive Proxy Statement relating to our 2010 annual meeting of shareholders to be held on May 14, 2010. The Proxy Statement will be filed with the SEC no later than April 30, 2010.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required in this Item 11 is incorporated by reference to our definitive Proxy Statement relating to our 2010 annual meeting of shareholders to be held on May 14, 2010. The Proxy Statement will be filed with the SEC no later than April 30, 2010.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required in this Item 12 is incorporated by reference to our definitive Proxy Statement relating to our 2010 annual meeting of shareholders to be held on May 14, 2010. The Proxy Statement will be filed with the SEC no later than April 30, 2010.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required in this Item 13 is incorporated by reference to our definitive Proxy Statement relating to our 2010 annual meeting of shareholders to be held on May 14, 2010. The Proxy Statement will be filed with the SEC no later than April 30, 2010.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required in this Item 14 is incorporated by reference to our definitive Proxy Statement relating to our 2010 annual meeting of shareholders to be held on May 14, 2010. The Proxy Statement will be filed with the SEC no later than April 30, 2010.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as a part of this Annual Report:

1. *Consolidated Financial Statements*

The following consolidated financial statements and notes thereto are filed as part of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Flowserve Corporation Consolidated Financial Statements:

Consolidated Balance Sheets at December 31, 2009 and 2008

For each of the three years in the period ended December 31, 2009:

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

2. *Consolidated Financial Statement Schedules*

The following consolidated financial statement schedule is filed as part of this Annual Report:

Schedule II — Valuation and Qualifying Accounts F-1

Financial statement schedules not included in this Annual Report have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. *Exhibits*

See Index to Exhibits to this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLOWSERVE CORPORATION

By: /s/ Mark A. Blinn
Mark A. Blinn
President and Chief Executive Officer

Date: February 24, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ James O. Rollans James O. Rollans	Non-Executive Chairman of the Board	February 24, 2010
/s/ Mark A. Blinn Mark A. Blinn	President, Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2010
/s/ Richard J. Guiltinan, Jr. Richard J. Guiltinan, Jr.	Vice President — Finance and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	February 24, 2010
/s/ Gayla J. Delly Gayla J. Delly	Director	February 24, 2010
/s/ Roger L. Fix Roger L. Fix	Director	February 24, 2010
/s/ John R. Friedery John R. Friedery	Director	February 24, 2010
/s/ Joseph E. Harlan Joseph E. Harlan	Director	February 24, 2010
/s/ Michael F. Johnston Michael F. Johnston	Director	February 24, 2010
/s/ Rick J. Mills Rick J. Mills	Director	February 24, 2010
/s/ Kevin E. Sheehan Kevin E. Sheehan	Director	February 24, 2010

FLOWSERVE CORPORATION

Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Additions Charged to Other Accounts— Acquisitions and Related Adjustments	Deductions from Reserve	Balance at End of Year
			(Amounts in thousands)		
Year ended December 31, 2009					
Allowance for doubtful accounts(a): . .	$23,667	$18,461	$ 50	$(23,409)	$18,769
Deferred tax asset valuation allowance(b):	17,208	2,748	1,181	(3,845)	17,292
Year ended December 31, 2008					
Allowance for doubtful accounts(a): . .	$14,219	$21,457	$ —	$(12,009)	$23,667
Deferred tax asset valuation allowance(b):	22,138	3,564	1,620	(10,114)	17,208
Year ended December 31, 2007:					
Allowance for doubtful accounts(a): . .	13,135	3,341	—	(2,257)	14,219
Deferred tax asset valuation allowance(b):	33,733	6,922	(574)	(17,943)	22,138

(a) Deductions from reserve represent accounts written off, net of recoveries, and reductions due to improved aging of receivables.

(b) Deductions from reserve result from the expiration or utilization of net operating losses and foreign tax credits previously reserved.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Flowserve Corporation (incorporated by reference to Exhibit 3(i) to the Registrant's Current Report on Form 8-K/A, dated August 16, 2006).
3.2	Flowserve Corporation By-Laws, as amended and restated on August 31, 2009 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated August 31, 2009).
10.1	Credit Agreement, dated as of August 12, 2005, among the Company, the lenders referred therein, and Bank of America, N.A., as swingline lender, administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated August 17, 2005).
10.2	Amendment and Waiver, dated December 20, 2005 and effective December 23, 2005, to that certain Credit Agreement, dated as of August 12, 2005, among the Company, the financial institutions from time to time party thereto, and Bank of America, N.A., as Swingline Lender, Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated December 30, 2005).
10.3	Second Amendment dated as of May 8, 2006 and effective as of May 16, 2006 to that certain Credit Agreement dated as of August 12, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of May 19, 2006).
10.4	Third Amendment to Credit Agreement and First Amendment to Pledge Agreement dated as of August 7, 2007, among Flowserve Corporation, the lenders named therein and Bank of America, N.A., as administrative agent, swingline lender and collateral agent (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.5	Letter of Credit Agreement, dated as of September 14, 2007 among Flowserve B.V., as an Applicant, Flowserve Corporation, as an Applicant and as Guarantor, the Additional Applicants from time to time as a party hereto, the various Lenders from time to time party as a hereto, and ABN AMRO Bank, N.V., as Administrative Agent and an Issuing Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated September 19, 2007).
10.6	First Amendment to Letter of Credit Agreement, dated as of September 11, 2008 among Flowserve Corporation, Flowserve B.V. and other subsidiaries of the Company party thereto, ABN AMRO Bank, N.V., as Administrative Agent and an Issuing Bank, and the other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated September 16, 2008).
10.7	Second Amendment to Letter of Credit Agreement, dated as of September 9, 2009 among Flowserve Corporation, Flowserve B.V. and other subsidiaries of the Company party thereto, ABN AMRO Bank, N.V., as Administrative Agent and an Issuing Bank, and the other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 11, 2009).
10.8	Letter of Credit Agreement, dated October 30, 2009, among Flowserve Corporation, Flowserve B.V. and other subsidiaries of the Company party thereto, Calyon, as Mandated Lead Arranger, Administrative Agent and an Issuing Bank, and the other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 5, 2009).
10.9	Amended and Restated Flowserve Corporation Director Cash Deferral Plan, effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008).*
10.10	Amended and Restated Flowserve Corporation Director Stock Deferral Plan, dated effective January 1, 2009 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008).*
10.11	First Master Benefit Trust Agreement, dated October 1, 1987 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987).*
10.12	Amendment No. 1 to the First Master Benefit Trust Agreement, dated October 1, 1987 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).*
10.13	Amendment No. 2 to First Master Benefit Trust Agreement, dated October 1, 1987 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).*

Exhibit No.	Description
10.14	Amendment to Master Benefit Trust Agreement (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).*
10.15	Amendment to The Duriron Company, Inc. First Master Benefit Trust Agreement, dated December 14, 2005 (incorporated by reference to Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).*
10.16	Second Master Benefit Trust Agreement, dated October 1, 1987 (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987).*
10.17	First Amendment to Second Master Benefit Trust Agreement, dated December 22, 1994 (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).*
10.18	Amendment to The Duriron Company, Inc. First Master Benefit Trust Agreement and The Duriron, Inc. Second Master Benefit Trust Agreement, dated December 22, 2008 (incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008).*
10.19	2007 Flowserve Corporation Long-Term Stock Incentive Plan, effective January 1, 2007 (incorporated by reference to Appendix A to the Registrant's Proxy Statement, dated April 13, 2007).*
10.20+	2007 Flowserve Corporation Long-Term Stock Incentive Plan, as amended and restated effective January 1, 2010.*
10.21	2007 Flowserve Corporation Annual Incentive Plan, effective January 1, 2007 (incorporated by reference to Appendix B to the Registrant's Proxy Statement, dated April 13, 2007).*
10.22	Amendment Number One to the 2007 Flowserve Corporation Annual Incentive Plan, dated December 18, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008).*
10.23+	2007 Flowserve Corporation Annual Incentive Plan, as amended and restated effective January 1, 2010.*
10.24	Flowserve Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).*
10.25	Amendment No. 1 to the Flowserve Corporation Deferred Compensation Plan, as amended and restated, effective June 1, 2000 (incorporated by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).*
10.26	Amendment to the Flowserve Corporation Deferred Compensation Plan, dated December 14, 2005 (incorporated by reference to Exhibit 10.70 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).*
10.27	Amendment No. 3 to the Flowserve Corporation Deferred Compensation Plan, as amended and restated effective June 1, 2000 (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).*
10.28	Flowserve Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit A to the Registrant's 1999 Proxy Statement, filed on March 15, 1999).*
10.29	Amendment No. 1 to the Flowserve Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).*
10.30	Amendment No. 2 to the Flowserve Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).*
10.31	Amendment No. 3 to the Flowserve Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.32+	Flowserve Corporation Officer Severance Plan, amended and restated effective January 1, 2010.*
10.33	Flowserve Corporation Executive Officer Change In Control Severance Plan, amended and restated effective November 12, 2007 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).*

Exhibit No.	Description
10.34	Flowserve Corporation Officer Change In Control Severance Plan, amended and restated effective November 12, 2007 (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).*
10.35	Flowserve Corporation Key Management Change In Control Severance Plan, amended and restated effective November 12, 2007 (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).*
10.36	Flowserve Corporation Senior Management Retirement Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).*
10.37	Flowserve Corporation Supplemental Executive Retirement Plan, amended and restated effective November 12, 2007 (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).*
10.38	Letter Agreement, dated August 31, 2009, between Mark A. Blinn and Flowserve Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 31, 2009).*
10.39	Employment Agreement between Flowserve Corporation and Lewis M. Kling, dated July 28, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of August 3, 2005).*
10.40	Employment Extension Agreement between Flowserve Corporation and Lewis M. Kling, dated as of May 29, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 30, 2007).*
10.41	Amendment to Employment Agreement between Flowserve Corporation and Lewis M. Kling, dated November 19, 2008 (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008).*
10.42	Letter Agreement, dated August 31, 2009, between Lewis M. Kling and Flowserve Corporation (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 31, 2009).*
10.43	Flowserve Corporation 2004 Stock Compensation Plan, effective April 21, 2004 (incorporated by reference to Appendix A to the Registrant's 2004 Proxy Statement, dated May 10, 2004).*
10.44	Amendment Number One to the Flowserve Corporation 2004 Stock Compensation Plan, effective March 6, 2008 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.45	Amendment Number Two to the Flowserve Corporation 2004 Stock Compensation Plan, effective March 7, 2008 (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.46	Form of Performance Restricted Stock Unit Agreement with non-competition covenant, pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).*
10.47	Form of Performance Restricted Stock Unit Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).*
10.48	Form of Restricted Stock Agreement with non-competition covenant, pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).*
10.49	Form of Restricted Stock Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).*
10.50	Form of Restricted Stock Agreement with total shareholder return and return on net assets performance measures, pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).*

Exhibit No.	Description
10.51	Form of Restricted Stock Agreement pursuant to the Registrant's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.59 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).*
10.52	Form of Incentive Stock Option Agreement pursuant to the Flowserve Corporation 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.60 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).*
10.53	Form of Non-Qualified Stock Option Agreement pursuant to the Flowserve Corporation 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.61 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).*
10.54	Form of Restricted Stock Agreement for certain officers pursuant to the Flowserve Corporation 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, dated as of March 9, 2006).*
10.55	Form of Incentive Stock Option Agreement for certain officers pursuant to the Flowserve Corporation 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, dated March 9, 2006).*
10.56	Form of Performance Restricted Stock Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan issued to Lewis M. Kling for the 2008 annual equity grant (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.57	Form of Restricted Stock Unit Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan issued to Lewis M. Kling for the 2008 annual equity grant (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.58	Form A of Performance Restricted Stock Unit Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.59	Form B of Performance Restricted Stock Unit Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.60	Amendment Number One to the Form A and Form B Performance Restricted Stock Unit Agreements pursuant to Flowserve Corporation's 2004 Stock Compensation Plan, dated March 27, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.61	Form A of Restricted Stock Unit Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.62	Form B of Restricted Stock Unit Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.63	Form A of Restricted Stock Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.64	Form B of Restricted Stock Agreement pursuant to Flowserve Corporation's 2004 Stock Compensation Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).*
10.65	Flowserve Corporation Equity and Incentive Compensation Plan (incorporated by reference to Appendix A to the Registrant's Proxy Statement on Schedule 14A dated April 3, 2009).*
10.66+	Form A of Restricted Stock Agreement pursuant to the Flowserve Corporation Equity and Incentive Compensation Plan.*
10.67+	Form B of Restricted Stock Agreement pursuant to the Flowserve Corporation Equity and Incentive Compensation Plan.*
10.68+	Form A of Restricted Stock Unit Agreement pursuant to the Flowserve Corporation Equity and Incentive Compensation Plan.*

Exhibit No.	Description
10.69+	Form B of Restricted Stock Unit Agreement pursuant to the Flowserve Corporation Equity and Incentive Compensation Plan.*
10.70+	Form A of Performance Restricted Stock Unit Agreement pursuant to the Flowserve Corporation Equity and Incentive Compensation Plan.*
10.71+	Form B of Performance Restricted Stock Unit Agreement pursuant to the Flowserve Corporation Equity and Incentive Compensation Plan.*
10.72	Form of Restrictive Covenants Agreement entered into on March 6, 2006 between the Company and each of Thomas L. Pajonas and Paul W. Fehlman (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of March 9, 2006).*
10.73	Form of Restrictive Covenants Agreement entered into on March 6, 2006 between the Company and each of Lewis M. Kling, Mark A. Blinn, Ronald F. Shuff, Mark D. Dailey, Thomas E. Ferguson, Andrew J. Beall, Jerry L. Rockstroh, Richard J. Guiltinan, Jr., and Deborah K. Bethune (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated as of March 9, 2006).*
14.1	Flowserve Financial Management Code of Ethics adopted by the Flowserve Corporation principal executive officer and CEO, principal financial officer and CFO, principal accounting officer and controller, and other senior financial managers (incorporated by reference to Exhibit 14.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).
21.1+	Subsidiaries of the Registrant.
23.1+	Consent of PricewaterhouseCoopers LLP.
31.1+	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2++	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

* Management contracts and compensatory plans and arrangements required to be filed as exhibits to this Annual Report on Form 10-K.

\+ Filed herewith.

++ Furnished herewith.

EXHIBIT 31.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Mark A. Blinn, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2009 of Flowserve Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Mark A. Blinn

Mark A. Blinn
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 24, 2010

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard J. Guiltinan, Jr, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2009 of Flowserve Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Richard J. Guiltinan, Jr.

Richard J. Guiltinan, Jr.
Vice President Finance and Chief Accounting Officer
(Principal Financial Officer)

Date: February 24, 2010

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark A. Blinn, President and Chief Executive Officer of Flowserve Corporation (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Annual Report on Form 10-K of the Company for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Annual Report fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company.

/s/ Mark A. Blinn

Mark A. Blinn
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 24, 2010

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard J. Guiltinan, Jr, Vice President Finance and Chief Accounting Officer of Flowserve Corporation (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Annual Report on Form 10-K of the Company for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Annual Report fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company.

/s/ Richard J. Guiltinan, Jr.

Richard J. Guiltinan, Jr.
Vice President Finance and Chief Accounting Officer
(Principal Financial Officer)

Date: February 24, 2010

FLOWSERVE®


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Flowserve Corporation
5215 North O'Connor Boulevard
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Irving, Texas 75039

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